Form 10-K, Exhibit 13
period 1996-12-28
THERMOSPECTRA CORP
filed 1997-03-17
CIK 929807

Exhibit 13



















                            THERMOSPECTRA CORPORATION

                        Consolidated Financial Statements

                                      1996
PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                        Consolidated Statement of Income

    (In thousands except per share amounts)       1996       1995       1994
    ------------------------------------------------------------------------
    Revenues (Notes 7 and 11)                 $123,199   $ 91,714   $ 42,142
                                              --------   --------   --------
    Costs and Operating Expenses:
      Cost of revenues (Note 7)                 62,900     46,384     21,759
      Selling, general, and administrative
        expenses (Note 7)                       36,493     28,501     12,136
      Research and development
        expenses                                12,910      9,036      4,149
      Other nonrecurring expense, net
        (Note 3)                                   171          -          -
                                              --------   --------   --------
                                               112,474     83,921     38,044
                                              --------   --------   --------

    Operating Income                            10,725      7,793      4,098

    Interest Income                                935        820        226
    Interest Expense, Related Party (Note 7)      (773)      (707)      (114)
                                              --------   --------   --------
    Income Before Provision for Income Taxes    10,887      7,906      4,210
    Provision for Income Taxes (Note 5)          4,270      3,312      1,842
                                              --------   --------   --------
    Net Income                                $  6,617   $  4,594   $  2,368
                                              ========   ========   ========
    Earnings per Share                        $    .53   $    .41   $    .25
                                              ========   ========   ========
    Weighted Average Shares                     12,437     11,250      9,467
                                              ========   ========   ========


    The accompanying notes are an integral part of these consolidated financial statements.




                                        2PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                          1996        1995
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                         $ 16,580    $ 20,306
      Accounts receivable, less allowances of
        $1,516 and $1,095                                 32,327      23,653
      Inventories                                         27,042      18,272
      Prepaid income taxes (Note 5)                        5,931       4,376
      Other current assets                                 1,722       1,015
                                                        --------    --------
                                                          83,602      67,622
                                                        --------    --------
    Property, Plant, and Equipment, at Cost, Net          20,169      15,348
                                                        --------    --------
    Patents, Trademarks, and Other Assets                  5,556       4,571
                                                        --------    --------
    Equity Investment in Joint Venture                     2,382       2,429
                                                        --------    --------
    Cost in Excess of Net Assets of Acquired
      Companies (Notes 2, 3, and 5)                       40,776      32,947
                                                        --------    --------
                                                        $152,485    $122,917
                                                        ========    ========




                                        3PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

    (In thousands except share amounts)                     1996        1995
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Note payable (Note 8)                             $    591    $      -
      Accounts payable                                    11,508       7,719
      Accrued payroll and employee benefits                5,334       3,627
      Accrued installation and warranty expenses           3,396       2,310
      Deferred revenue                                     3,453       2,216
      Accrued income taxes                                 1,792       2,120
      Other accrued expenses (Notes 2 and 3)               9,586      11,368
      Due to affiliated companies                          3,259       2,301
                                                        --------    --------
                                                          38,919      31,661
                                                        --------    --------
    Deferred Income Taxes (Note 5)                           268         178
                                                        --------    --------
    Other Deferred Items                                   1,377       1,253
                                                        --------    --------
    Long-term Obligations, Due to Thermo Instrument
      and Thermo Electron (Note 7)                        22,300       7,300
                                                        --------    --------

    Commitments (Note 6)

    Shareholders' Investment (Notes 4 and 9):
      Common stock, $.01 par value, 25,000,000 shares
        authorized; 12,439,950 and 12,432,000 shares
        issued                                               124         124
      Capital in excess of par value                      77,416      76,955
      Retained earnings                                   12,345       5,728
      Treasury stock at cost, 305 shares                      (5)          -
      Cumulative translation adjustment                     (259)       (282)
                                                        --------    --------
                                                          89,621      82,525
                                                        --------    --------
                                                        $152,485    $122,917
                                                        ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.



                                        4PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                      Consolidated Statement of Cash Flows

    (In thousands)                                1996       1995       1994
    ------------------------------------------------------------------------
    Operating Activities:
      Net income                              $  6,617   $  4,594   $  2,368
      Adjustments to reconcile net income to
        net cash provided by operating
        activities:
          Depreciation and amortization          4,493      3,720      1,273
          Restructuring reserve (Note 3)         1,038          -          -
          Provision for losses on accounts
            receivable                             199        192        375
          Other noncash expenses                   839        430        303
          Deferred income tax (benefit)
            expense                               (796)        75        382
          Changes in current accounts,
            excluding the effects of
            acquisitions:
              Accounts receivable               (3,444)       739        559
              Inventories                       (3,105)    (1,106)       270
              Other current assets                 335       (173)      (223)
              Accounts payable                   2,123     (3,116)      (157)
              Other current liabilities         (2,850)       (34)     1,799
          Other                                    (21)         -        (26)
                                              --------   --------   --------
    Net cash provided by operating activities    5,428      5,321      6,923
                                              --------   --------   --------

    Investing Activities:
      Acquisitions, net of cash acquired
        (Note 2)                               (22,521)   (26,142)    (7,433)
      Refund of acquisition purchase price
        (Note 3)                                 1,103          -          -
      Purchases of available-for-sale
        investments                             (3,000)         -     (4,855)
      Proceeds from sale and maturities of
        available-for-sale investments           3,000      4,855          -
      Purchases of property, plant, and
        equipment                               (2,762)    (1,254)      (584)
      Proceeds from sale of property, plant,
        and equipment                              168        452          -
      Investment in joint venture                    -     (2,017)         -
      Other                                       (733)        34        (98)
                                              --------   --------   --------
    Net cash used in investing activities     $(24,745)  $(24,072)  $(12,970)
                                              --------   --------   --------




                                        5PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

    (In thousands)                                1996       1995       1994
    ------------------------------------------------------------------------
    Financing Activities:
      Net proceeds from issuance of Company
        common stock (Note 9)                 $     74   $ 24,880   $ 13,993
      Proceeds from issuance of long-term
        obligations to Thermo Instrument and
        Thermo Electron (Note 7)                15,000     15,000      7,300
      Repayment of long-term obligation to
        Thermo Electron                              -    (15,000)         -
      Proceeds from issuance of note
        payable (Note 8)                           552          -          -
      Net transfer to parent company                 -          -       (866)
                                              --------   --------   --------
    Net cash provided by financing activities   15,626     24,880     20,427
                                              --------   --------   --------
    Exchange Rate Effect on Cash                   (35)      (262)        59
                                              --------   --------   --------
    Increase (Decrease) in Cash and Cash
      Equivalents                               (3,726)     5,867     14,439
    Cash and Cash Equivalents at Beginning of
      Year                                      20,306     14,439          -
                                              --------   --------   --------
    Cash and Cash Equivalents at End of Year  $ 16,580   $ 20,306   $ 14,439
                                              ========   ========   ========

    Cash Paid For:
      Interest                                $    774   $    806   $     15
      Income taxes                            $  3,419   $  1,796   $    230

    Noncash Activities:
      Transfer of acquired businesses from
        parent company (Notes 1 and 2)        $      -   $      -   $ 23,255

      Contribution of inventory to joint
        venture                               $      -   $    412   $      -

      Fair value of assets of acquired
        companies                             $ 29,757   $ 47,597   $ 11,138
      Cash paid for acquired companies         (22,525)   (28,098)    (7,433)
                                              --------   --------   --------
        Liabilities assumed of acquired
          companies                           $  7,232   $ 19,499   $  3,705
                                              ========   ========   ========


    The accompanying notes are an integral part of these consolidated financial statements.


                                        6PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

               Consolidated Statement of Shareholders' Investment

    (In thousands)                               1996       1995        1994
    ------------------------------------------------------------------------
    Common Stock, $.01 Par Value
      Balance at beginning of year           $    124   $    105    $      -
      Issuance of Company
        common stock (Note 9)                       -         19          15
      Capitalization of Company                     -          -          90
                                             --------   --------    --------
      Balance at end of year                      124        124         105
                                             --------   --------    --------

    Capital in Excess of Par Value
      Balance at beginning of year             76,955     52,005           -
      Issuance of Company
        common stock (Note 9)                      79     24,861      13,978
      Capitalization of Company                     -          -      38,027
      Tax benefit related to employees'
        and directors' stock plans                382         89           -
                                             --------   --------    --------
      Balance at end of year                   77,416     76,955      52,005
                                             --------   --------    --------

    Retained Earnings
      Balance at beginning of year              5,728      1,134           -
      Net income                                6,617      4,594           -
      Net income after capitalization
        of Company                                  -          -       1,134
                                             --------   --------    --------
      Balance at end of year                   12,345      5,728       1,134
                                             --------   --------     -------

    Treasury Stock
      Balance at beginning of year                  -          -           -
      Purchases of Company common stock            (5)         -           -
                                             --------   --------    --------
      Balance at end of year                       (5)         -           -
                                             --------   --------    --------

    Cumulative Translation Adjustment
      Balance at beginning of year               (282)        69           -
      Translation adjustment                       23       (351)         69
                                             --------   --------    --------
      Balance at end of year                 $   (259)  $   (282)   $     69
                                             --------   --------    --------


                                        7PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

    (In thousands)                               1996       1995        1994
    ------------------------------------------------------------------------
    Net Parent Company Investment
      Balance at beginning of year           $      -   $      -    $ 14,494
      Net income prior to capitalization
        of Company                                  -          -       1,234
      Net transfer to parent company                -          -        (866)
      Transfer of acquired businesses from
        parent company (Note 2)                     -          -      23,255
      Capitalization of Company                     -          -     (38,117)
                                             --------   --------    --------
      Balance at end of year                        -          -           -
                                             --------   --------    --------
    Total Shareholders' Investment           $ 89,621   $ 82,525    $ 53,313
                                             ========   ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.







                                        8PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        ThermoSpectra Corporation (the Company) develops, manufactures, and markets precision imaging, inspection, and measurement instrumentation that uses high-speed data acquisition and digital processing technologies for industrial and research applications. The Company's products include digital signal measurement instruments and imaging and inspection systems, representing approximately 45% and 55% of the Company's 1996 revenues, respectively. The Company's imaging and inspection systems include X-ray microanalyzers, X-ray fluorescence instruments, specialty X-ray sources, nondestructive X-ray inspection systems, and confocal laser scanning microscopes. The Company sells its products on a worldwide basis (Note 11).

    Relationship with Thermo Instrument Systems Inc. and Thermo Electron Corporation
        The Company was incorporated in August 1994 as an indirect, wholly owned subsidiary of Thermo Instrument Systems Inc. (Thermo Instrument) at which time Thermo Instrument transferred to the Company the assets, liabilities, and businesses of NORAN Instruments, Inc. (NORAN) (Note 2), Nicolet Instrument Technologies Inc. (NIT), and Nicolet Imaging Systems, Inc. (NIS) in exchange for 9,000,000 shares of the Company's common stock. As of December 28, 1996, Thermo Instrument owned 8,998,936 shares of the Company's common stock, representing 72% of such stock outstanding. Thermo Instrument is an 82%-owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of December 28, 1996, Thermo Electron owned 109,153 shares of the Company's common stock, representing 0.9% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1996, 1995, and 1994 are for the fiscal years ended December 28, 1996, December 30, 1995, and December 31, 1994, respectively.

    Revenue Recognition
        The Company recognizes product revenue upon shipment. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheet consists of unearned revenue on service contracts, which is recognized as revenue over the life of the service contract. Substantially all of the deferred revenue included in the accompanying 1996 balance sheet will be recognized within one year.

                                        9PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Software Development Costs
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," software development costs are expensed as incurred until technological feasibility has been established. The Company believes that, under its current process for developing software, the software is essentially completed concurrently with the establishment of technological feasibility. Accordingly, no software development costs have been capitalized.

    Stock-based Compensation Plans
       The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

    Income Taxes
        The Company and Thermo Instrument entered into a tax allocation agreement under which both the Company and Thermo Instrument were included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provided that, in years that the Company had taxable income, the Company would pay to Thermo Instrument amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. Subsequent to the Company's initial public offering in August 1995, Thermo Instrument's equity ownership of the Company was reduced below 80% and, as a result, the Company is required to file its own federal and certain state income tax returns.
        In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        Earnings per share has been computed based on the weighted average number of shares outstanding during the year. Weighted average shares for 1995 and 1994 include the effect of the assumed exercise of stock options issued within one year prior to the Company's initial public offering. Because the effect of the assumed exercise of stock options would be immaterial, they have been excluded from the calculation of weighted average shares subsequent to the Company's initial public offering.

    Cash and Cash Equivalents
        As of December 28, 1996, $11,858,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo

                                        10PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of December 28, 1996, the Company's cash equivalents also included investments in short-term certificates of deposit at the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which equals market value.

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                           1996      1995
    -----------------------------------------------------------------------
    Raw materials and supplies                           $12,047    $ 7,973
    Work in process                                        6,941      3,949
    Finished goods                                         8,054      6,350
                                                         -------    -------
                                                         $27,042    $18,272
                                                         =======    =======

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 5 to 30 years; machinery and equipment, 2 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

    (In thousands)                                           1996      1995
    -----------------------------------------------------------------------
    Land                                                  $ 3,372   $ 1,621
    Buildings                                               7,896     3,687
    Machinery, equipment, and leasehold improvements       16,111    14,188
                                                          -------   -------
                                                           27,379    19,496
    Less: Accumulated depreciation and amortization         7,210     4,148
                                                          -------   -------
                                                          $20,169   $15,348
                                                          =======   =======

                                        11PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Patents, Trademarks, and Other Assets
        Patents, trademarks, and other assets in the accompanying balance sheet includes the costs of acquired patents and trademarks that are amortized using the straight-line method over an estimated useful life of 3 to 20 years. These assets were $4,695,000 and $4,227,000, net of accumulated amortization of $1,473,000 and $953,000, at year-end 1996 and 1995, respectively.

    Equity Investment in Joint Venture
        The Company uses the equity method to account for its 49% interest in a German joint venture. The excess of cost over the Company's underlying equity in the net assets of the joint venture of $1,438,000 is amortized using the straight-line method over 20 years. Accumulated amortization was $54,000 at year-end 1996.

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $2,360,000 and $1,400,000 at year-end 1996 and 1995, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. If impairment occurs, any excess of carrying value over fair value is recorded as a loss.

    Foreign Currency
        All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

    Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                        12PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Acquisitions

        On March 29, 1996, Thermo Instrument acquired a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons plc (Fisons), a wholly owned subsidiary of Rhone-Poulenc Rorer, Inc. Pursuant to an agreement executed on August 5, 1996, the Company acquired Kevex Instruments and Kevex X-Ray (the Kevex businesses), which were formerly part of Fisons, from Thermo Instrument for $21,527,000 in cash. To partially finance the acquisition, the Company borrowed $15,000,000 from Thermo Electron (Note 7). The purchase price was determined based on the net book value of the Kevex businesses at March 29, 1996, and a pro rata allocation of Thermo Instrument's total cost in excess of the net assets of acquired companies recorded in connection with the acquisition of the Fisons businesses. The purchase price is subject to a post-closing adjustment based on a post-closing adjustment to be negotiated with Fisons by Thermo Instrument in connection with the negotiations for settlement of the final purchase price for all of the businesses of Fisons acquired by Thermo Instrument in March 1996. Kevex Instruments is a manufacturer of X-ray microanalyzers and X-ray fluorescence instruments and Kevex X-Ray is a manufacturer of specialty X-ray sources.
        Because the Company and the Kevex businesses were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the August 1996 transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the Company's 1996 financial statements include the results of the Kevex businesses from March 29, 1996, the date these businesses were acquired by Thermo Instrument. During 1996, the Company acquired two additional companies for an aggregate $900,000 in cash.
        In May 1995, the Company acquired Gould Instrument Systems, Inc.
    (GIS) for $25,758,000 in cash, which included the repayment of $6,000,000 of bank debt. In 1996, the Company recorded a $1,103,000 reduction in the purchase price of GIS (Note 3). To partially finance the acquisition of GIS, the Company borrowed $15,000,000 from Thermo Electron pursuant to a promissory note that was repaid in August 1995 with proceeds from the Company's initial public offering (Note 7). GIS develops, manufactures, and sells data acquisition systems, oscillographic recorders, and digital storage oscilloscopes (DSOs) for industrial, medical, scientific, and government applications. During 1995, the Company acquired one additional company for $2,340,000 in cash.
        In September 1994, the Company acquired the assets of IRT Corporation
    (IRT) for $7,268,000 in cash. To finance the acquisition, the Company borrowed $7,300,000 from Thermo Instrument pursuant to a promissory note (Note 7). IRT is a manufacturer of automated X-ray inspection systems for discrete manufacturing processes, including the examination of printed circuit boards for solder joint integrity and the placement of components.
        In March 1994, Thermo Instrument acquired substantially all the assets, subject to certain liabilities, of NORAN as part of its acquisition of several businesses within the EnviroTech Measurements & Controls group of Baker Hughes Incorporated. NORAN designs, manufactures, and distributes X-ray microanalyzers and confocal laser scanning

                                        13PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Acquisitions (continued)

    microscopes. In January 1994, Thermo Instrument acquired the outstanding capital stock of Imaging Systems International, Inc. (ISI), a manufacturer of manual X-ray inspection instrumentation. Subsequent to the acquisition, ISI's name was changed to Nicolet Imaging Systems (NIS). In connection with the Company's incorporation in August 1994, Thermo Instrument contributed NIS and NORAN to the Company.
        These acquisitions have been accounted for using the purchase method of accounting and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition by the Company or by Thermo Instrument. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $38,042,000, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for businesses acquired in 1996, is subject to adjustment upon finalization of the purchase price allocation.
        Based on unaudited data, the following table presents selected financial information for the Company, the Kevex businesses, GIS, IRT, and NORAN on a pro forma basis, assuming that the Company and the Kevex businesses had been combined since the beginning of 1995 and the Company, GIS, IRT, and NORAN had been combined since the beginning of 1994. The Company's other acquisitions were not material to the Company's results of operations and financial position.

    (In thousands except per share amounts)      1996       1995       1994
    -----------------------------------------------------------------------
    Revenues                                 $129,190   $138,876   $107,770
    Net income (loss)                           4,548      2,259     (9,099)
    Earnings (loss) per share                     .37        .20       (.96)

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of the Kevex businesses been made at the beginning of 1995, or the acquisitions of GIS, IRT, and NORAN been made at the beginning of 1994.
        In connection with the acquisition of GIS, the Company established reserves totaling $2,650,000 for estimated severance, relocation, and exit costs, of which $1,212,000 and $1,147,000 were expended during 1996 and 1995, respectively. Other accrued expenses in the accompanying balance sheet includes reserves of $1,127,000 and $1,937,000 at year-end 1996 and 1995, respectively, for estimated severance, relocation, and exit costs associated with acquired companies, including $291,000 for remaining exit costs at GIS to be paid in 1997.

                                        14PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Other Nonrecurring Expense, Net

        In 1996, the Company finalized negotiations in connection with amounts claimed for the discontinuance of the Acqulab product line, which was sold to the Company as part of the purchase of GIS. Of the $1,970,000 settlement received, $1,103,000 was related to a reduction of the purchase price principally for the unrealized earning potential of the Acqulab product line and $867,000 was related to a reimbursement of expenses incurred subsequent to the acquisition of GIS for the ongoing development of Acqulab.
        In 1996, the Company's GIS subsidiary commenced a $1,038,000 restructuring plan, which included the termination of approximately 40 employees.
        The Company recorded the $867,000 reimbursement and the $1,038,000 restructuring reserve as "Other nonrecurring expense, net" in the accompanying 1996 statement of income. The remaining $1,103,000 received under the settlement agreement was recorded as an adjustment to the purchase price paid for GIS, resulting in a reduction of "Cost in excess of net assets of acquired companies" in the accompanying 1996 balance sheet. "Other accrued expenses" in the accompanying 1996 balance sheet includes a remaining reserve of $790,000 associated with the staff reductions described above.

    4.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        The Company has a stock-based compensation plan for its key employees, directors, and others, which permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five to ten year period, depending on the term of the option, which generally ranges from ten to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1994, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted to date under this plan have the same general terms as options granted to date under the stock-based compensation plan described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the
                                        15PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument.

    Employee Stock Purchase Program
    -------------------------------
        Effective November 1, 1996, substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1996, the program was sponsored by Thermo Instrument and Thermo Electron. Under this program, the applicable shares of common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted in 1996 and 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                 1996      1995
    ----------------------------------------------------------------------
    Net income:
      As reported                                         $6,617    $4,594
      Pro forma                                            6,277     4,475
    Earnings per share:
      As reported                                            .53       .41
      Pro forma                                              .50       .40

        Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

                                        16PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

        The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                          1996          1995
    ------------------------------------------------------------------------
    Volatility                                             26%            26%
    Risk-free interest rate                               6.6%           6.4%
    Expected life of options                         5.4 years      6.7 years

       The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.




                                        17PAGE

   ThermoSpectra Corporation                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

   4.   Employee Benefit Plans (continued)

   Stock Option Activity
        A summary of the Company's stock option activity is as follows:

                               1996              1995              1994
                         ----------------  ---------------- ----------------
                                 Weighted          Weighted
                         Number   Average  Number   Average Number
                             of  Exercise      of  Exercise     of  Exercise
   (Shares in thousands) Shares     Price  Shares     Price Shares     Price
   -------------------------------------------------------------------------
   Options outstanding,
     beginning of year     862    $11.32      578    $10.00      -   $    -

       Granted             183     15.26      315     13.68    578    10.00
       Exercised            (8)    10.00        -         -      -        -
       Forfeited           (66)    10.89      (31)    10.75      -
                        ------    ------    -----    ------  -----   ------
                                                                     -
   Options outstanding,
     end of year           971    $12.10      862    $11.32    578   $10.00
                        ======    ======    =====    ======  =====   ======
   Options exercisable     971    $12.10      862    $11.32      -   $    -
                        ======    ======    =====    ======  =====   ======
   Options available
     for grant             121                238              522
                        ======              =====            =====
   Weighted average fair
     value per share of
     options granted
     during year                  $ 5.80             $ 5.93
                                  ======             ======

        As of December 28, 1996, the options outstanding were exercisable at prices ranging from $10.00 to $17.15 and had a weighted-average remaining contractual life of 8.6 years.

   401(k) Savings Plans
        Substantially all of the Company's full-time U.S. employees are eligible to participate in either Thermo Electron's or Nicolet Instrument Corporation's (Nicolet) 401(k) savings plan. Nicolet is a wholly owned subsidiary of Thermo Instrument. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $689,000, $493,000, and $250,000 in 1996, 1995, and 1994, respectively.


                                        18PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    5.   Income Taxes

         The components of income before provision for income taxes are as follows:

    (In thousands)                                1996      1995     1994
    ---------------------------------------------------------------------
    Domestic                                   $ 8,969   $ 5,835  $ 3,154
    Foreign                                      1,918     2,071    1,056
                                               -------   -------  -------
                                               $10,887   $ 7,906  $ 4,210
                                               =======   =======  =======

     The components of the provision for income taxes are as follows:

    (In thousands)                                1996      1995     1994
    ---------------------------------------------------------------------
    Currently payable:
      Federal                                  $ 3,427   $ 1,651  $   727
      State                                        774       349      262
      Foreign                                      865     1,237      471
                                               -------   -------  -------
                                                 5,066     3,237    1,460
                                               -------   -------  -------
    Net deferred (prepaid):
      Federal                                     (608)      125      270
      State                                       (129)       27      112
      Foreign                                      (59)      (77)       -
                                               -------   -------  -------
                                                  (796)       75      382
                                               -------   -------  -------
                                               $ 4,270   $ 3,312  $ 1,842
                                               =======   =======  =======

         The provision for income taxes that is currently payable does not reflect $1,024,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1996.
         In addition, the Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $382,000 and $89,000 of such benefits that have been allocated to capital in excess of par value in 1996 and 1995, respectively.


                                        19PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to the following:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Provision for income taxes at
      statutory rate                            $ 3,702   $ 2,688   $ 1,431
    Increases (decreases) resulting from:
      State income taxes, net of federal tax        426       248       247
      Net foreign losses not benefited and
        tax rate differential                       154       456       112
      Tax benefit of foreign sales
        corporation                                (268)     (201)     (178)
      Amortization of cost in excess of
        net assets of acquired companies            146       155        85
      Other, net                                    110       (34)      145
                                                -------   -------    ------
                                                $ 4,270   $ 3,312   $ 1,842
                                                =======   =======   =======

        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                 1996      1995
    -------------------------------------------------------------
    Prepaid income taxes:
      Tax loss carryforwards                    $ 9,334   $ 8,714
      Reserves and accruals                       3,726     2,203
      Inventory basis difference                  1,983     1,495
      Allowance for doubtful accounts               222       191
      Depreciation                                    -       487
                                                -------   -------
                                                 15,265    13,090
      Less: Valuation allowance                   9,334     8,714
                                                -------   -------
                                                $ 5,931   $ 4,376
                                                =======   =======
    Deferred income taxes:
      Intangible assets                         $   176   $    47
      Other                                          92       131
                                                -------   -------
                                                $   268   $   178
                                                =======   =======


                                        20PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

        At year-end 1996, the Company had foreign and federal tax loss carryforwards of $21,128,000 and $6,405,000, respectively. The valuation allowance relates to uncertainty surrounding the realization of the carryforwards, for which realization is limited to the future income of certain subsidiaries. The federal tax loss carryforwards expire in the years 2008 through 2010. The foreign tax loss carryforwards do not expire. Any resulting benefit from the loss carryforwards will first be used to reduce "Cost in excess of net assets of acquired companies," with any remaining benefit used to reduce other acquired intangible assets.
        A provision has not been made for U.S. or additional foreign taxes on $4,000,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas.

    6.  Commitments

        The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $2,818,000, $2,066,000, and $688,000 in 1996, 1995, and 1994, respectively, net of sublease income of $185,000 in 1996. Future minimum payments due under noncancelable operating leases at December 28, 1996, were $2,277,000 in 1997; $1,795,000 in 1998; $1,408,000 in 1999; $1,298,000 in 2000;
    $1,205,000 in 2001; and $3,463,000 in 2002 and thereafter. Total future minimum lease payments are $11,446,000 and have not been reduced by minimum sublease rental income of $2,483,000 due through 2001 under noncancelable operating subleases. See Note 7 for office and manufacturing space leased from a related party.

    7.  Related Party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% and 1.25% of the Company's revenues in fiscal 1995 and 1994, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $1,232,000, $1,101,000, and $527,000, in 1996,
    1995, and 1994, respectively. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable

                                        21PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    7.  Related Party Transactions (continued)

    and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Operating Leases
        The Company leases certain office and manufacturing space from Nicolet. Effective January 1, 1996, the annual rent expense is $208,000. Prior to January 1, 1996, rent expense was determined as the Company's allocated share of total occupancy expenses. The accompanying statement of income includes expenses from this operating lease of $208,000, $218,000, and $257,000 in 1996, 1995, and 1994, respectively. This lease is effective until December 31, 1998, but may be terminated by the Company upon 90 days' prior notice to Nicolet.

    Other Related Party Transactions
        The Company purchases and sells products and services in the ordinary course of business with other companies affiliated with Thermo Electron. Sales of products to such affiliated companies totaled $240,000, $118,000, and $57,000, in 1996, 1995, and 1994, respectively. Purchases of products and services from such affiliated companies totaled $1,310,000, $1,090,000, and $1,872,000 in 1996, 1995, and 1994,
    respectively.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    Long-term Obligations
        The Company borrowed funds from Thermo Instrument and Thermo Electron to finance the acquisitions of certain companies (Note 2). In connection with the 1996 acquisition of the Kevex businesses, the Company borrowed $15,000,000 from Thermo Electron pursuant to a promissory note due August 1998. To finance the acquisition of GIS in May 1995, the Company borrowed $15,000,000 from Thermo Electron pursuant to a promissory note that was repaid in August 1995 with proceeds from the Company's initial public offering (Note 9). To finance the acquisition of IRT in 1994, the Company borrowed $7,300,000 from Thermo Instrument pursuant to a promissory note due September 2001.
        These notes bear interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The interest rate for the notes outstanding at year-end 1996 and 1995 was 5.77% and 6.01%, respectively.

                                        22PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Note Payable

        Note payable in the accompanying balance sheet at December 28, 1996, represents borrowings under a 1.2 million British pounds sterling line of credit facility. The interest rate for this line of credit was 7.0% at December 28, 1996.

    9.  Common Stock

        In 1995, the Company sold 1,725,000 shares of its common stock in its initial public offering at $14.00 per share for net proceeds of $21,858,000, and the Company sold an additional 202,000 shares of its common stock in a private placement at $15.72 per share for net proceeds of $3,022,000.
        In 1994, the Company sold 1,505,000 shares of its common stock in private placements at $10.00 per share for net proceeds of $13,993,000.
        At December 28, 1996, the Company had reserved 1,267,000 unissued shares of its common stock for possible issuance under stock-based compensation plans.

    10.  Fair Value of Financial Instruments

         The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, note payable, accounts payable, due to affiliated companies, long-term obligations due to Thermo Instrument and Thermo Electron, and forward exchange contracts. The Company's long-term obligations (Note 7) bear interest at a variable market rate and therefore the carrying amounts approximate fair value. The carrying amounts of the Company's remaining financial instruments, with the exception of forward exchange contracts, approximate fair value due to their short-term nature.
         The Company enters into forward exchange contracts to hedge certain firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies, principally U.S. dollars, Japanese yen, German Deutsche marks, and British pounds sterling. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. The amounts of such forward exchange contracts at year-end 1996 and 1995 were $2,185,000 and $3,337,000, respectively. The fair value of the Company's forward exchange contracts receivable was $138,000 and $24,000 at year-end 1996 and 1995, respectively. The fair value of forward exchange contracts is the estimated amount that the Company would receive upon termination of the contract, taking into account the change in foreign exchange rates.

                                        23PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    11. Geographical Information

        The Company is engaged in one business segment: developing, manufacturing, and marketing precision imaging, inspection, and measurement instrumentation. The following table shows data for the Company by geographical area:

    (In thousands)                                1996       1995      1994
    -----------------------------------------------------------------------
    Revenues:
     United States                            $ 94,493   $ 63,675  $ 33,372
     Germany                                    14,673     12,952     4,551
     England                                    14,260     12,759     3,327
     Other Europe                               13,698     14,545     4,653
     Other                                       5,593      3,609     1,726
     Transfers among geographical areas (a)    (19,518)   (15,826)   (5,487)
                                              --------   --------  --------
                                              $123,199   $ 91,714  $ 42,142
                                              ========   ========  ========
    Income before provision for income taxes:
     United States (b)                        $  9,072   $  5,586  $  3,527
     Germany                                       867        975       764
     England                                       253        (70)      361
     Other Europe                                  697      1,297       (69)
     Other                                        (164)         5      (485)
                                              --------   --------  --------
     Total operating income                     10,725      7,793     4,098
     Interest income, net                          162        113       112
                                              --------   --------  --------
                                              $ 10,887   $  7,906  $  4,210
                                              ========   ========  ========
    Identifiable assets:
     United States                            $121,891   $ 89,951  $ 69,628
     Germany                                     8,968      8,881     3,492
     England                                     9,142      9,707     1,595
     Other Europe                               10,210     13,060     2,783
     Other                                       2,274      1,318     1,203
                                              --------   --------  --------
                                              $152,485   $122,917  $ 78,701
                                              ========   ========  ========
    Export revenues included in United States
      revenues above (c):
      Asia                                    $ 19,102   $  8,195  $  5,446
     Europe                                     13,300     13,003     6,437
     Other                                       4,070      5,400     2,050
                                              --------   --------  --------
                                              $ 36,472   $ 26,598  $ 13,933
                                              ========   ========  ========

    (a)Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
    (b)Includes corporate general and administrative expenses.
    (c)In general, export sales are denominated in U.S. dollars.

                                        24PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    12. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1996                        First       Second(a)     Third      Fourth
    -----------------------------------------------------------------------
    Revenues                  $26,927      $31,281      $30,329     $34,662
    Gross profit               12,788       15,080       15,092      17,339
    Net income                  1,436        1,562        1,690       1,929
    Earnings per share            .12          .13          .14         .16

    1995                        First       Second(b)     Third      Fourth
    -----------------------------------------------------------------------
    Revenues                  $14,449      $22,193      $26,605     $28,467
    Gross profit                7,308       10,772       13,005      14,245
    Net income                    912        1,033        1,217       1,432
    Earnings per share            .09          .10          .11         .12

    (a) Includes the results of Kevex Instruments and Kevex X-Ray since their acquisition by Thermo Instrument in March 1996.
    (b) Reflects the acquisition of GIS in May 1995.

    13. Subsequent Event

        On March 12, 1997, the Company acquired Park Scientific Instruments Corporation (PSI), a manufacturer of scanning probe microscopes used in industry and academia to test and measure the topography and other surface properties of materials, for $16,913,000 in cash, including the repayment of $1,300,000 of bank debt. The purchase price is subject to a post-closing adjustment based on the acquired net assets of PSI. In addition, the Company assumed outstanding PSI stock options that are exercisable into 183,940 shares of Company common stock at a weighted average exercise price of $3.44 per share, with an aggregate value of $2,080,000 as of the date of the merger agreement. In connection with the acquisition of PSI, the Company borrowed $10,000,000 from Thermo Electron pursuant to a promissory note due March 1999 and bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

                                        25PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of ThermoSpectra Corporation:

        We have audited the accompanying consolidated balance sheet of ThermoSpectra Corporation (a Delaware corporation and 72%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of December 28, 1996, and December 30, 1995, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoSpectra Corporation and subsidiaries as of December 28, 1996, and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.



                                                Arthur Andersen LLP



    Boston, Massachusetts
    February 11, 1997 (except
    with respect to certain
    matters discussed in
    Note 13, as to which the
    date is March 12, 1997)





                                       26PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Forward-looking Statements."

    Overview

        The Company develops, manufactures, and markets precision imaging, inspection, and measurement instruments based on high-speed data acquisition and digital processing technologies. These instruments are generally combined with proprietary operations and analysis software to provide industrial and research customers with integrated systems that address their specific needs. The Company's products include digital signal measurement systems, consisting of digital oscillographic recorders that continuously measure and monitor signals from various sensors, digital storage oscilloscopes (DSOs) that are capable of taking hundreds of millions of measurements per second of repetitive or transient signals, and data acquisition systems that combine the attributes of DSOs and digital oscillographic recorders; X-ray microanalyzers used as accessories to electron microscopes to provide elemental materials analysis as a supplement to the microscope's imaging capabilities; nondestructive X-ray inspection systems for process monitoring and quality control applications; X-ray fluorescence instruments for bulk and selected area sample analysis; specialty X-ray tubes for industrial and medical applications; confocal laser scanning microscopes that use laser light to generate precise optical images primarily for life-science applications; and, with the March 1997 acquisition of Park Scientific Instruments Corporation (PSI), scanning probe microscopes that test and measure the topography and other surface properties of materials down to the atomic level (Note 13).
        The Company's growth strategy includes acquiring complementary businesses, developing new applications for its technology to address related market segments, and strengthening its presence in selected geographic markets. Acquisitions the Company has made have generally been businesses with strong technologies and a good reputation and presence in the markets in which they compete, but often relatively poor profitability because of high manufacturing and operating expenses. The Company's goal is to reduce these expenses and thereby improve the acquired companies' profitability. Businesses the Company may acquire in the future may have these same financial characteristics. To realize an attractive return on its investment in such future acquisitions, the Company will need to successfully reduce those acquired companies' expenses. Because the Company competes primarily on the basis of its

                                        27PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Overview (continued)

    technology, it will also need to continually improve the technology underlying the products of any company it acquires.
        The Company conducts all of its manufacturing operations in the United States, except for the production of certain DSOs that are manufactured in England. The Company sells its products on a worldwide basis. The Company anticipates that a majority of its revenues will be from sales to customers outside the United States. The Company's business activities outside the United States are conducted through sales and service subsidiaries and through third-party representatives and distributors. The results of the Company's international operations are subject to foreign currency fluctuations, and the exchange rate value of the dollar may have a significant impact on both revenues and earnings. The Company may use forward contracts to reduce its exposure to currency fluctuations.

    Results of Operations

    1996 Compared With 1995
        Revenues were $123.2 million in 1996, compared with $91.7 million in 1995, an increase of 34%. Revenues increased due to the inclusion of $18.0 million of revenues from the acquisition of Kevex Instruments, a manufacturer of X-ray microanalyzers and X-ray fluorescence instruments, and Kevex X-Ray, a manufacturer of specialty X-ray sources (the Kevex businesses); and $9.6 million of incremental revenues from the Company's Gould Instrument Systems, Inc. (GIS) subsidiary, a manufacturer of digital signal measurement systems, acquired in May 1995 (Note 2). Revenues at GIS for the last six months of 1996 declined by approximately 14% from the comparable period in 1995, due to a decrease in demand for GIS products. Revenues from the Company's other operations increased approximately 9% in 1996, compared with 1995, due to the inclusion of $2.3 million of revenues related to shipments of airbag inspection systems and an overall higher demand for X-ray inspection systems at the Company's Nicolet Imaging Systems (NIS) division, and increased demand for products sold by the Company's NORAN Instruments Inc. (NORAN) subsidiary, a manufacturer of X-Ray microanalyzers and confocal laser scanning microscopes. Revenues were negatively affected by approximately $1.6 million in 1996 due to the strengthening in the value of the U.S. dollar relative to the Japanese yen and other foreign currencies in countries where the Company operates.
        The Company's gross profit margin was 49% in both 1996 and 1995. Higher gross profit margins at Nicolet Instrument Technologies Inc.
    (NIT), a manufacturer of digital signal measurement systems, and GIS due to changes in product mix and manufacturing efficiencies were offset by a lower gross profit margin at NIS due to higher material costs and the inclusion of lower-margin revenues from airbag inspection systems, the inclusion of revenues from the Kevex businesses which had a combined gross profit margin of 42%, and the strengthening in the value of the U.S. dollar.

                                       28PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1996 Compared With 1995 (continued)
        Selling, general, and administrative expenses as a percentage of revenues decreased to 30% in 1996 from 31% in 1995 due to the inclusion of lower selling expenses as a percentage of revenues at Kevex X-Ray. Research and development expenses as a percentage of revenues were unchanged at 10% in both 1996 and 1995.
        Other nonrecurring expense, net, represents a $1.0 million restructuring reserve recorded at GIS offset in part by $0.9 million, of a $2.0 million settlement, for costs incurred by GIS in connection with its Acqulab product line (Note 3).
        Interest income increased to $0.9 million in 1996 from $0.8 million in 1995, principally due to overall higher cash balances in 1996. Interest expense, related party in 1996 represents interest expense associated with a $7.3 million promissory note issued to Thermo Instrument Systems Inc. (Thermo Instrument) in September 1994 and a $15.0 million promissory note issued to Thermo Electron Corporation (Thermo Electron) in August 1996 (Note 7). Interest expense, related party in 1995 represents interest expense associated with the $7.3 million promissory note issued to Thermo Instrument and a $15.0 million promissory note issued to Thermo Electron in May 1995. The $15.0 million promissory note issued in May 1995 was repaid in August 1995.
        The effective tax rate decreased to 39% in 1996 from 42% in 1995. These rates exceed the statutory federal income tax rate primarily due to the impact of state and foreign income taxes and the nondeductible amortization of cost in excess of net assets of acquired companies for certain of the Company's acquisitions. The effective tax rate decreased in 1996 principally as a result of a lower percentage of the Company's income generated in countries with higher tax rates.

    1995 Compared With 1994
        Revenues were $91.7 million in 1995, compared with $42.1 million in 1994, an increase of 118%. Revenues increased $47.5 million due to the inclusion of revenues from acquired companies from their respective dates of acquisition (Note 2). Revenues increased by approximately $1.5 million in 1995 due to the decline in the value of the U.S. dollar relative to foreign currencies in countries where the Company operates, while revenues from existing businesses remained relatively constant.
        The gross profit margin increased to 49% in 1995 from 48% in 1994. Higher gross profit margins at existing businesses resulting principally from shifts in product mixes and reduced manufacturing costs were offset in part by the inclusion of lower-margin revenues at GIS.
        Selling, general, and administrative expenses as a percentage of revenues increased to 31% in 1995 from 29% in 1994, primarily due to increased marketing efforts at the Company's existing operations and higher selling, general, and administrative expenses as a percentage of revenues at GIS. Research and development expenses as a percentage of revenues were unchanged at 10% in both 1995 and 1994.
        Interest income of $0.8 million in 1995 primarily represents interest earned on increased cash balances as a result of the Company's 1995 and 1994 private placements and 1995 initial public offering (Note 9), offset in part by the cash expended to acquire GIS (Note 2). Interest income of $0.2 million in 1994 represents interest earned on the net proceeds from

                                       29PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1995 Compared With 1994 (continued)
    the Company's 1994 private placements. Interest expense, related party of $0.7 million in 1995 and $0.1 million in 1994 represents interest expense associated with the promissory notes issued in 1994 to Thermo Instrument and Thermo Electron as discussed in the results of operations for 1996 compared with 1995.
        The effective tax rate decreased to 42% in 1995 from 44% in 1994. These rates exceed the statutory federal income tax rate due primarily to the impact of state income taxes, the nondeductible amortization of cost in excess of net assets of acquired companies for certain of the Company's acquisitions, and in 1994, the inability to provide a tax benefit on losses incurred at certain foreign subsidiaries. The effective tax rate decreased in 1995 principally as a result of lower nondeductible expenses as a percentage of income before income taxes.

    Liquidity and Capital Resources

        Consolidated working capital was $44.7 million at December 28, 1996, compared with $36.0 million at December 30, 1995, an increase of $8.7 million. Included in working capital are cash and cash equivalents of $16.6 million at year-end 1996, compared with $20.3 million at year-end 1995. Net cash provided by operating activities was $5.4 million in 1996. During 1996, the Company used cash of $3.4 million and $3.1 million to fund increases in accounts receivable and inventories, respectively.
        Pursuant to an agreement executed on August 5, 1996, the Company acquired the Kevex businesses from Thermo Instrument (Note 2) for $21.5 million in cash, subject to a post-closing adjustment based on a post-closing adjustment to be negotiated with Fisons by Thermo Instrument in connection with the negotiations for the settlement of the final purchase price for all of the businesses of Fisons acquired by Thermo Instrument in March 1996. In connection with the acquisition of the Kevex businesses from Thermo Instrument, the Company borrowed $15.0 million from Thermo Electron pursuant to a promissory note due August 1998 and bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.
        During the third quarter of 1996, the Company received a $2.0 million settlement in connection with the acquisition of GIS (Note 3). Of the $2.0 million settlement received, $1.1 million was recorded as a reduction in the purchase price of GIS and $0.9 million represented reimbursement of post-acquisition expenses incurred by GIS in connection with its Acqulab product line and was included in the accompanying statement of income.
        During 1996, the Company expended $2.8 million for the purchase of property, plant, and equipment, including $1.3 million for the purchase of a building that was previously leased by NIS. The Company plans to expend approximately $2.7 million for the purchase of property, plant, and equipment in 1997.
        On March 12, 1997, the Company acquired PSI, a manufacturer of scanning probe microscopes used in industry and academia to test and measure the topography and other surface properties of materials, for $16.9 million in cash, including the repayment of $1.3 million of bank debt, subject to a post-closing adjustment. In addition, the Company

                                       30PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Liquidity and Capital Resources (continued)

    assumed outstanding PSI stock options that are exercisable into 183,940 shares of Company common stock at a weighted average exercise price of $3.44 per share, with an aggregate value of approximately $2.1 million as of the date of the merger agreement. In connection with the acquisition of PSI, the Company borrowed $10.0 million from Thermo Electron pursuant to a promissory note due March 1999 and bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.
        Although the Company expects to generate positive cash flow from its existing operations, the Company anticipates that it may require significant amounts of cash to pursue the acquisition of complementary businesses. The Company expects that it would seek to finance any such acquisitions through a combination of internal funds, additional equity financing or convertible debt financing from the capital markets and/or short-term borrowings from Thermo Instrument or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available on acceptable items or at all. The Company believes that its existing resources and cash provided by operations are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.






                                       31PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.
        Uncertainty of Growth. Certain of the markets in which the Company competes have been flat or declining over the past several years. The Company has identified a number of strategies it believes will allow it to grow its business, including: acquiring complementary businesses, developing new applications for its technologies, and strengthening its presence in selected geographic markets. No assurance can be given that the Company will be able to successfully implement these strategies, or that these strategies will result in growth of the Company's business.
        Potential Increased Competition. The Company predominantly sells its products in the high-performance segment of the markets in which it competes. The products in this segment are generally characterized by superior engineering and performance and compete more on product specifications than on price. The other segments of these markets are dominated by companies with substantially greater financial resources than those of the Company. If these larger companies enter the high-performance segment of the market, no assurance can be given that the Company will be able to successfully compete against them.
        Need to Respond to Technological Change. Many of the Company's products are primarily marketed based on their technologies. In order to be successful, the Company believes that it will be important to continually improve the technology underlying its products. No assurance can be given that the Company will be able to do so or that a competitor of the Company will not develop technology or products that will render the Company's competing products noncompetitive or obsolete.
        Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of underperforming businesses and technologies that complement or augment the Company's existing product lines. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company will be able to integrate any acquired businesses or make such businesses profitable.
        Possible Adverse Impact of Significant International Operations. The Company expects that international sales will continue to represent a significant portion of its revenues. In fiscal 1996, international sales accounted for over half of the Company's total revenues. These sales carry a number of inherent risks, including risks associated with currency exchange, tariffs and other potential trade barriers, potentially reduced protection for intellectual property, the impact of recessionary environments in economies outside the United States, and generally longer receivable collection patterns.
        Risks Associated with Protection, Defense, and Use of Intellectual Property. The Company holds many patents relating to various aspects of its products, and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties

                                        32PAGE

    ThermoSpectra Corporation                       1996 Financial Statements

                           Forward-looking Statements

    only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that patents will issue from any pending or future patent applications owned by or licensed to the Company or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology and, in the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. Each of the Company's PSI and NORAN subsidiaries has received an allegation of patent infringement from a competitor relating to its scanning probe microscopy technology and confocal microscopy technology, respectively. The Company may need to acquire licenses to, or contest the validity of, these or any other such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest. In addition, if any such competitor were successful in enforcing such patents, the Company could be subject to damages and enjoined from manufacturing and selling any related products. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected. In addition, the Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.
        Inability to Raise Future Capital; Possible Dilution. In order to finance the acquisitions that are part of the Company's growth strategy, it may be necessary for the Company to raise additional funds either through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of an equity financing, could result in dilution to the Company's stockholders.

                                        33PAGE

 ThermoSpectra Corporation                             1996 Financial Statements

                         Selected Financial Information


                                    The Company                     Predecessor
                   ------------------------------------------------ -----------
                                                            Aug. 21,   Dec. 29,
                                                               1992,      1991,
 (In thousands                                               through    through
 except per                                                  Jan. 2,   Aug. 20,
 share amounts)    1996 (a)    1995 (b)  1994 (c)      1993     1993   1992 (d)
 ------------------------------------------------------------------------------
 Statement of
   Income Data:
 Revenues          $123,199   $ 91,714   $ 42,142  $ 17,702 $  8,710   $ 13,420
 Net income (loss)    6,617      4,594      2,368       253      734       (932)
 Earnings per share     .53        .41        .25       .03     .08

 Balance Sheet
   Data:
 Working capital   $ 44,683   $ 35,961   $ 27,377  $  6,037 $  6,802   $  8,339
 Total assets       152,485    122,917     78,701    18,795   21,151     12,741
 Long-term
   obligations       22,300      7,300      7,300         -        -          -
 Shareholders'
   investment        89,621     82,525     53,313    14,494   15,630      9,834

 (a) Includes the results of the Kevex businesses since their acquisition by Thermo Instrument in March 1996.
 (b) Reflects the May 1995 acquisition of GIS and the net proceeds of the Company's initial public offering and private placement of common stock.
 (c) Reflects the March 1994 acquisition by Thermo Instrument of NORAN, the September 1994 acquisition by the Company of IRT, and the net proceeds of the Company's private placements of common stock.
 (d) Reflects the historical results of the oscilloscope and imaging systems divisions as included in Nicolet's financial statements prior to its acquisition by Thermo Instrument in August 1992.


                                        34PAGE

    ThermoSpectra Corporation                       1996 Financial Statements



    Common Stock Market Information
        The following table shows the market range for the Company's common stock based on reported sale prices on the American Stock Exchange (symbol THS) since August 4, 1995, the date the Company's common stock began trading on that exchange.

                                      Fiscal 1996             Fiscal 1995
                                  -------------------     ------------------
    Quarter                          High         Low         High       Low
    ------------------------------------------------------------------------
    First                        $18 7/8     $14 5/8      $      -  $     -
    Second                        18 7/8      15 1/4             -        -
    Third                         16 1/8      12 1/2        19 1/2   16
    Fourth                        15 7/8      11 3/8        17 5/8   14 3/4

        As of January 24, 1997, the Company had 265 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 24, 1997, was $14 1/2 per share.

    Shareholder Services
        Shareholders of ThermoSpectra Corporation who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, ThermoSpectra Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Beginning in 1997, quarterly distribution will be limited to the second quarter report only. All quarterly reports and press releases are available through the Internet from Thermo Electron's home page on the World Wide Web (http://www.thermo.com/subsid/ths.html).

    Stock Transfer Agent
        American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200


                                        35PAGE

    ThermoSpectra Corporation                       1996 Financial Statements


    Dividend Policy
        The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.

    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended December 28, 1996, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, ThermoSpectra Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 2, 1997, at 10:00 a.m., at the Hyatt Regency Hotel, Hilton Head, South Carolina.


                                        36