Form 10-K, Exhibit 13
period 1998-01-03
THERMOSPECTRA CORP
filed 1998-03-20
CIK 929807

Exhibit 13




















                            THERMOSPECTRA CORPORATION

                        Consolidated Financial Statements

                                      1997
PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                        Consolidated Statement of Income

    (In thousands except per share amounts)       1997       1996       1995
    ------------------------------------------------------------------------
    Revenues (Notes 8 and 12)                 $198,900   $123,199   $ 91,714
                                              --------   --------   --------
    Costs and Operating Expenses:
      Cost of revenues (Note 8)                115,747     62,900     46,384
      Selling, general, and administrative
        expenses (Note 8)                       53,182     36,493     28,501
      Research and development
        expenses                                17,303     12,910      9,036
      Gain on sale of business (Note 3)         (2,210)         -          -
      Other nonrecurring expense, net
        (Note 4)                                   953        171          -
                                              --------   --------   --------
                                               184,975    112,474     83,921
                                              --------   --------   --------
    Operating Income                            13,925     10,725      7,793

    Interest Income                                692        935        820
    Interest Expense                               (66)         -          -
    Interest Expense, Related Party (Note 8)    (4,151)      (773)      (707)
                                              --------   --------   --------
    Income Before Provision for Income Taxes    10,400     10,887      7,906
    Provision for Income Taxes (Note 6)          4,552      4,270      3,312
                                              --------   --------   --------
    Net Income                                $  5,848   $  6,617   $  4,594
                                              ========   ========   ========
    Earnings per Share (Note 13):
      Basic                                   $    .40   $    .53   $    .41
                                              ========   ========   ========
      Diluted                                 $    .39   $    .53   $    .40
                                              ========   ========   ========

    Weighted Average Shares (Note 13):
      Basic                                     14,694     12,437     11,229
                                              ========   ========   ========
      Diluted                                   14,806     12,570     11,356
                                              ========   ========   ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        2PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                          1997        1996
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                         $ 20,672    $ 16,580
      Available-for-sale investments, at quoted
        market value (cost of $2,056; Note 2)              2,083           -
      Accounts receivable, less allowances of
        $1,934 and $1,516                                 43,015      32,327
      Inventories                                         34,785      27,042
      Prepaid income taxes (Note 6)                        7,337       5,931
      Other current assets                                 1,774       1,722
                                                        --------    --------
                                                         109,666      83,602
                                                        --------    --------
    Property, Plant, and Equipment, at Cost, Net          20,391      20,169
                                                        --------    --------
    Patents, Trademarks, and Other Assets                  8,108       7,938
                                                        --------    --------
    Cost in Excess of Net Assets of Acquired
      Companies (Notes 3, 4, and 6)                      115,232      40,776
                                                        --------    --------
                                                        $253,397    $152,485
                                                        ========    ========
















                                        3PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

    (In thousands except share amounts)                      1997       1996
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Note payable to Thermo Electron (Notes 3 and 8)    $ 15,000   $      -
      Note payable (Note 9)                                     -        591
      Accounts payable                                     12,842     11,508
      Accrued payroll and employee benefits                 6,987      5,334
      Accrued installation and warranty expenses            4,495      3,396
      Deferred revenue                                      4,695      3,453
      Accrued income taxes                                  2,050      1,792
      Other accrued expenses (Note 4)                       8,496      9,586
      Due to affiliated companies                           1,561      3,259
                                                         --------   --------
                                                           56,126     38,919
                                                         --------   --------
    Deferred Income Taxes (Note 6)                            356        268
                                                         --------   --------
    Other Deferred Items                                    1,277      1,377
                                                         --------   --------
    Long-term Obligations, Due to Thermo Electron
      and Thermo Instrument (Notes 3 and 8)                67,300     22,300
                                                         --------   --------

    Commitments and Contingencies (Notes 7 and 8)

    Shareholders' Investment (Notes 3, 5, and 10):
      Common stock, $.01 par value, 25,000,000 shares
        authorized; 15,313,506 and 12,439,950 shares
        issued                                                153        124
      Capital in excess of par value                      111,262     77,416
      Retained earnings                                    17,938     12,345
      Treasury stock at cost, 423 and 305 shares               (7)        (5)
      Cumulative translation adjustment                    (1,035)      (259)
      Unrealized gain on available-for-sale
        investments (Note 2)                                   27          -
                                                         --------   --------
                                                          128,338     89,621
                                                         --------   --------
                                                         $253,397   $152,485
                                                         ========   ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        4PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                      Consolidated Statement of Cash Flows

    (In thousands)                           1997         1996          1995
    ------------------------------------------------------------------------
    Operating Activities:
      Net income                         $  5,848     $  6,617      $  4,594
      Adjustments to reconcile net
        income to net cash provided by
        operating activities:
          Depreciation and amortization     6,615        4,493         3,720
          Gain on sale of business
            (Note 3)                       (2,210)           -             -
          Restructuring expense (Note 4)      953        1,038             -
          Provision for losses on
            accounts receivable               521          199           192
          Other noncash expenses            1,417          839           430
          Deferred income tax (benefit)
            expense                           (40)        (796)           75
          Changes in current accounts,
            excluding the effects of
            acquisitions:
              Accounts receivable            (733)      (3,444)          739
              Inventories                   4,873       (3,105)       (1,106)
              Other current assets            (81)         335          (173)
              Accounts payable             (2,330)       2,123        (3,116)
              Due to affiliates            (2,699)         426         1,398
              Other current liabilities    (3,782)      (3,276)       (1,432)
          Other                                34          (21)            -
                                         --------     --------      --------
    Net cash provided by operating
      activities                            8,386        5,428         5,321
                                         --------     --------      --------
    Investing Activities:
      Acquisitions, net of cash acquired
        (Note 3)                          (21,142)     (22,521)      (26,142)
      Proceeds from sale of business
        (Note 3)                            4,980            -             -
      Refund of acquisition purchase
        price (Note 4)                          -        1,103             -
      Purchases of property, plant, and
        equipment                          (2,595)      (2,762)       (1,254)
      Proceeds from sale of property,
        plant, and equipment                   91          168           452
      Purchases of available-for-sale
        investments                             -       (3,000)            -
      Proceeds from sale and maturities
        of available-for-sale
        investments                             -        3,000         4,855
      Investment in joint venture               -            -        (2,017)
      Other, net                             (926)        (733)           34
                                         --------     --------      --------
    Net cash used in investing
      activities                         $(19,592)    $(24,745)     $(24,072)
                                         --------     --------      --------

                                        5PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

    (In thousands)                              1997        1996        1995
    ------------------------------------------------------------------------
    Financing Activities:
      Proceeds from issuance of long-term
        obligations to Thermo Electron
        (Note 8)                            $ 60,000    $ 15,000    $ 15,000
      Repayment of long-term obligation
        to Thermo Electron                         -           -     (15,000)
      Payment to Thermo Instrument for debt
        assumed in connection with
        acquisition of NESLAB (Note 3)       (44,907)          -           -
      Net proceeds from issuance of
        Company common stock (Note 10)           561          74      24,880
      Other                                     (674)        552           -
                                            --------    --------    --------
    Net cash provided by financing
      activities                              14,980      15,626      24,880
                                            --------    --------    --------
    Exchange Rate Effect on Cash                 318         (35)       (262)
                                            --------    --------    --------
    Increase (Decrease) in Cash and Cash
      Equivalents                              4,092      (3,726)      5,867
    Cash and Cash Equivalents at Beginning
      of Year                                 16,580      20,306      14,439
                                            --------    --------    --------
    Cash and Cash Equivalents at
      End of Year                           $ 20,672    $ 16,580    $ 20,306
                                            ========    ========    ========

    Cash Paid For:
      Interest                              $  4,217    $    773    $    806
      Income taxes                          $  4,490    $  3,419    $  1,796

    Noncash Activities:
      Inventory contributed to joint
        venture                             $      -    $      -    $    412

      Common stock received from sale of
        business (Note 3)                   $  2,056    $      -    $      -
      Fair value of assets of acquired
        companies                           $114,495    $ 29,757    $ 47,597
      Cash paid for acquired companies       (24,379)    (22,525)    (28,098)
      Stock options issued in connection
        with acquisition of PSI               (1,693)          -           -
      Stock issuable to Thermo Instrument
        for acquisition of NESLAB            (31,315)          -           -
      Debt assumed in connection with
        acquisition of NESLAB                (44,907)          -           -
                                            --------    --------    --------
      Liabilities assumed of acquired
        companies                           $ 12,201    $  7,232    $ 19,499
                                            ========    ========    ========

    The accompanying notes are an integral part of these consolidated financial statements.
                                        6PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

               Consolidated Statement of Shareholders' Investment

    (In thousands)                              1997        1996        1995
    ------------------------------------------------------------------------
    Common Stock, $.01 Par Value
      Balance at beginning of year          $    124    $    124    $    105
      Stock issuable to Thermo Instrument
        for acquisition of NESLAB (Note 3)        28           -           -
      Issuance of Company common
        stock (Note 10)                            1           -          19
                                            --------    --------    --------
      Balance at end of year                     153         124         124
                                            --------    --------    --------

    Capital in Excess of Par Value
      Balance at beginning of year            77,416      76,955      52,005
      Stock issuable to Thermo Instrument
        for acquisition of NESLAB (Note 3)    31,287           -           -
      Stock options issued in connection
        with acquisition of PSI (Note 3)       1,693           -           -
      Issuance of Company common
        stock (Note 10)                          562          79      24,861
      Tax benefit related to employees'
        and directors' stock plans               304         382          89
                                            --------    --------    --------
      Balance at end of year                 111,262      77,416      76,955
                                            --------    --------    --------
    Retained Earnings
      Balance at beginning of year            12,345       5,728       1,134
      Net income                               5,848       6,617       4,594
      Deemed distribution to Thermo
        Instrument for acquisition of
        NESLAB (Note 3)                         (255)          -           -
                                            --------    --------    --------
      Balance at end of year                  17,938      12,345       5,728
                                            --------    --------    --------
    Treasury Stock
      Balance at beginning of year                (5)          -           -
      Purchases of Company common stock           (2)         (5)          -
                                            --------    --------    --------
      Balance at end of year                      (7)         (5)          -
                                            --------    --------    --------
    Cumulative Translation Adjustment
      Balance at beginning of year              (259)       (282)         69
      Translation adjustment                    (776)         23        (351)
                                            --------    --------    --------
      Balance at end of year                  (1,035)       (259)       (282)
                                            --------    --------    --------
    Unrealized Gain on Available-for-sale
      Investments
      Balance at beginning of year                 -           -           -
      Unrealized gain on available-for-sale
        investments (Note 2)                      27           -           -
                                            --------    --------    --------
      Balance at end of year                      27           -           -
                                            --------    --------    --------
    Total Shareholders' Investment          $128,338    $ 89,621    $ 82,525
                                            ========    ========    ========
    The accompanying notes are an integral part of these consolidated financial statements.
                                        7PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        ThermoSpectra Corporation (the Company) develops, manufactures, and markets imaging and inspection, temperature-control, and test and measurement instruments, which represent 46%, 28%, and 26% of the Company's 1997 revenues, respectively. The Company sells its products on a worldwide basis (Note 12).

    Relationship with Thermo Instrument Systems Inc. and Thermo Electron Corporation
        The Company was incorporated in August 1994 as an indirect, wholly owned subsidiary of Thermo Instrument Systems Inc., which is an 82%-owned subsidiary of Thermo Electron Corporation. As of January 3, 1998, Thermo Instrument and Thermo Electron owned a total of 12,710,770 shares of the Company's common stock, representing 83% of such stock outstanding, including 2,759,042 shares issuable to Thermo Instrument upon shareholder approval (Note 3).

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1997, 1996, and 1995 are for the fiscal years ended January 3, 1998, December 28, 1996, and December 30, 1995, respectively. Fiscal year 1997 included 53 weeks; 1996 and 1995 each included 52 weeks.

    Revenue Recognition
        The Company recognizes product revenue upon shipment. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheet consists of unearned revenue on service contracts, which is recognized as revenue over the life of the service contract. Substantially all of the deferred revenue included in the accompanying 1997 balance sheet will be recognized within one year.

    Software Development Costs
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," software development costs are expensed as incurred until technological feasibility has been established. The Company believes that, under its current process for developing software, the software is essentially completed concurrently with the establishment of technological feasibility. Accordingly, no software development costs have been capitalized.
                                        8PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 5). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

    Income Taxes
        The Company and Thermo Instrument entered into a tax allocation agreement under which both the Company and Thermo Instrument were included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provided that, in years that the Company had taxable income, the Company would pay to Thermo Instrument amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. Subsequent to the Company's initial public offering in August 1995, Thermo Instrument's equity ownership of the Company was reduced below 80% and, as a result, the Company is required to file its own federal income tax returns. Subsequent to the issuance of 2,759,042 shares to Thermo Instrument (Note 3), the Company may be included in Thermo Electron's consolidated tax returns, provided that certain tax requirements are met.
        In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings per Share" (Note 13). As a result, all previously reported earnings per share have been restated, and the Company is required to report diluted earnings per share. However, basic earnings per share equals the Company's previously reported earnings per share for the 1996 and 1995 periods. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effects.

    Cash and Cash Equivalents
        At year-end 1997 and 1996, $14,311,000 and $11,858,000, respectively of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, commercial paper, U.S. government-agency securities, money market funds, and other marketable securities, in the amount of at least 103% of such obligation.

                                        9PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. At year-end 1997 and 1996, the Company's cash equivalents also included investments in short-term certificates of deposit at the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which equals market value.

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                          1997       1996
    -----------------------------------------------------------------------
    Raw materials and supplies                           $16,850    $12,047
    Work in process                                        7,096      6,941
    Finished goods                                        10,839      8,054
                                                         -------    -------
                                                         $34,785    $27,042
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

    (In thousands)                                           1997      1996
    -----------------------------------------------------------------------
    Land                                                  $ 3,067   $ 3,372
    Buildings                                               6,910     7,896
    Machinery, equipment, and leasehold improvements       21,131    16,111
                                                          -------   -------
                                                           31,108    27,379
    Less: Accumulated depreciation and amortization        10,717     7,210
                                                          -------   -------
                                                          $20,391   $20,169
                                                          =======   =======
    Patents, Trademarks, and Other Assets
        Patents, trademarks, and other assets in the accompanying balance sheet includes the costs of acquired patents and trademarks that are amortized using the straight-line method over an estimated useful life of 3 to 20 years. These assets were $4,826,000 and $4,695,000, net of accumulated amortization of $2,135,000 and $1,473,000, at year-end 1997 and 1996, respectively.
                                        10PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $4,927,000 and $2,360,000 at year-end 1997 and 1996, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. If impairment occurs, any excess of carrying value over fair value is recorded as a loss.

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

    Forward Contracts
        The Company uses short-term forward foreign exchange contracts to manage exposures related to firm purchase and sale commitments that are denominated in currencies other than its subsidiaries' local currencies. These contracts principally hedge U.S. dollars, British pound sterling, Japanese yen, French francs, and German deutsche marks. Gains and losses arising from forward foreign exchange contracts are recorded as an offset to the gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

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

    2.  Available-for-sale Investments

        In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's marketable equity securities are considered available-for-sale investments and are carried at market value, with the difference between cost and market value recorded currently as a component of shareholders' investment titled "Unrealized gain on available-for-sale investments." As of January 3, 1998, available-for-sale investments represented common stock received in connection with the sale of its Linac business (Note 3).

                                        11PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions and Disposition

        In July 1997, the Company acquired Sierra Research and Technology Inc. (SRT), a manufacturer of systems used for the rework and repair of printed circuit boards, for $7,638,000 in cash. The cost of this acquisition exceeded the estimated fair value of the net assets by $6,368,000. To partially finance the acquisition, the Company borrowed $5,000,000 from Thermo Electron (Note 8).
        In March 1997, Thermo Instrument acquired approximately 95% of the outstanding shares of Life Sciences International PLC (LSI), a London Stock Exchange-listed company. Subsequently, Thermo Instrument acquired the remaining shares of LSI capital stock. In July 1997, the Company agreed to acquire NESLAB Instruments, Inc. and its related sales and service entity, NESLAB Instruments Europa BV in the Netherlands, (collectively, NESLAB), a global supplier of temperature-control products and former LSI subsidiary, from Thermo Instrument for $76,222,000. The purchase price represents the sum of the net tangible book value of the business as of June 28, 1997, plus a percentage of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of LSI, based on NESLAB's 1996 revenues relative to LSI's 1996 consolidated revenues.
        The purchase price consisted of 2,759,042 shares of Company common stock valued at $31,315,000 issuable to Thermo Instrument and the assumption of $44,907,000 of debt to Thermo Instrument, which was subsequently paid. Issuance of the common stock component of the purchase price will occur immediately after its listing upon the American Stock Exchange, which will require approval by the Company's shareholders. Because Thermo Instrument is the Company's majority shareholder and intends to vote its shares in favor of such listing, the approval is assured. To repay the debt assumed from Thermo Instrument, the Company borrowed $45,000,000 from Thermo Electron (Note 8).
        Because the Company and NESLAB were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the accompanying financial statements include the results of NESLAB from March 12, 1997, the date the business was acquired by Thermo Instrument, and the shares issuable to Thermo Instrument subject to shareholder vote have been deemed outstanding from that date for purposes of computing weighted average shares. The purchase price included $255,000 for the increase in net book value from the date the business was acquired by Thermo Instrument to June 28, 1997. This amount was recorded as a reduction in retained earnings. The cost of this acquisition exceeded the estimated fair value of the net assets by $57,774,000.
        In March 1997, the Company acquired Park Scientific Instruments Corporation (PSI), a manufacturer of scanning-probe microscopes used in industry and academia to test and measure the topography and other surface properties of materials, for $16,702,000 in cash, including the repayment of $1,300,000 of bank debt. In addition, the Company assumed outstanding PSI stock options, which were converted into stock options that are exercisable into 144,941 shares of Company common stock at a weighted average exercise price of $3.07 per share, with an aggregate

                                        12PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions and Disposition (continued)

    value of $1,693,000 as of the date of the merger agreement. The cost of this acquisition exceeded the estimated fair value of the net assets by $14,132,000. To partially finance the acquisition, the Company borrowed $10,000,000 from Thermo Electron (Note 8).
        In March 1996, Thermo Instrument acquired a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons plc (Fisons), a wholly owned subsidiary of Rhone-Poulenc Rorer, Inc. Pursuant to an agreement executed in August 1996, the Company acquired Kevex Instruments and Kevex X-Ray (the Kevex businesses), which were formerly part of Fisons, from Thermo Instrument for $21,567,000 in cash. To partially finance the acquisition, the Company borrowed $15,000,000 from Thermo Electron (Note 8). The purchase price was determined based on the net book value of the Kevex businesses at March 29, 1996, and a pro rata allocation of Thermo Instrument's total cost in excess of the net assets of acquired companies recorded in connection with the acquisition of the Fisons businesses. Kevex Instruments is a manufacturer of X-ray microanalyzers and X-ray fluorescence instruments and Kevex X-Ray is a manufacturer of specialty X-ray sources.
        Because the Company and the Kevex businesses were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the Company's 1996 financial statements include the results of the Kevex businesses from March 29, 1996, the date these businesses were acquired by Thermo Instrument. The cost of this acquisition exceeded the estimated fair value of the net assets by $10,046,000. During 1996, the Company acquired two additional companies for an aggregate $900,000 in cash.
        In May 1995, the Company acquired Gould Instrument Systems, Inc.
    (GIS) for $25,758,000 in cash, which included the repayment of $6,000,000 of bank debt. In 1996, the Company recorded a $1,103,000 reduction in the purchase price of GIS (Note 4). To partially finance the acquisition of GIS, the Company borrowed $15,000,000 from Thermo Electron pursuant to a promissory note that was repaid in August 1995 with proceeds from the Company's initial public offering (Note 8). The cost of this acquisition exceeded the estimated fair value of the net assets by $9,438,000. GIS develops, manufactures, and sells data acquisition systems, oscillographic recorders, and digital storage oscilloscopes (DSOs) for industrial, medical, scientific, and government applications. During 1995, the Company acquired one additional company for $2,340,000 in cash.
        Except for the acquisitions of NESLAB and the Kevex businesses, the acquisitions described above have been accounted for using the purchase method of accounting and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for businesses acquired in 1997, is subject to adjustment. The Company has gathered no information that indicates the final allocation will differ materially from the preliminary estimates.

                                        13PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions and Disposition (continued)

        Based on unaudited data, the following table presents selected financial information for the Company and the businesses acquired, on a pro forma basis, assuming that the Company, NESLAB, and PSI had been combined since the beginning of 1996 and the Company, the Kevex businesses, and GIS had been combined since the beginning of 1995. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations or financial position.

    (In thousands except per share amounts)     1997        1996        1995
    ------------------------------------------------------------------------
    Revenues                                $210,412    $202,813    $138,876
    Net income                                 3,736       3,280       1,633
    Earnings per share:
      Basic                                      .25         .22         .15
      Diluted                                    .24         .21         .14

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions of NESLAB and PSI been made at the beginning of 1996 or the acquisitions of the Kevex businesses and GIS been made at the beginning of 1995.
        In December 1997, the Company sold its Linac business to SteriGenics International, Inc. for $4,980,000 in cash and 109,607 shares of SteriGenics common stock valued at $2,056,000, resulting in a gain of $2,210,000. The Linac business is an electron beam radiation business that offers contract sterilization services.

    4.  Other Nonrecurring Expense, Net

        In 1997, the Company's GIS subsidiary incurred a $953,000 restructuring charge, related primarily to severance costs for 40 employees terminated during the year. Other accrued expenses in the accompanying balance sheet includes a remaining reserve of $244,000 associated with these actions.
        In 1996, the Company's GIS subsidiary commenced a $1,038,000 restructuring plan, which included the termination of approximately 40 employees.
        In 1996, the Company finalized negotiations in connection with amounts claimed for the discontinuance of the Acqulab product line, which was sold to the Company as part of the purchase of GIS. Of the $1,970,000 settlement received, $1,103,000 related to a reduction of the purchase price principally for the unrealized earning potential of the Acqulab product line, resulting in a reduction of "Cost in excess of net assets of acquired companies" in the accompanying 1996 balance sheet. The remaining $867,000 related to a reimbursement of expenses incurred subsequent to the acquisition of GIS for the ongoing development of Acqulab.
        The $867,000 reimbursement and the $1,038,000 restructuring charge were recorded as "Other nonrecurring expense, net" in the accompanying 1996 statement of income.

                                        14PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        The Company has stock-based compensation plans for its key employees, directors, and others, which permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five- to ten-year period, depending on the term of the option, which generally ranges from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plans described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument.




                                        15PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

        A summary of the Company's stock option activity is as follows:

                                1997             1996               1995
                          ---------------   ---------------   ---------------
                                 Weighted          Weighted          Weighted
                          Number  Average   Number  Average   Number  Average
                              of Exercise       of Exercise       of Exercise
    (Shares in thousands) Shares    Price   Shares    Price   Shares    Price
    -------------------------------------------------------------------------

    Options outstanding,
      beginning of year      971   $12.10      862   $11.32      578   $10.00

        Issued upon
          acquisition of
          PSI                145     3.07        -        -        -        -
        Granted              374    10.46      183    15.26      315    13.68
        Exercised           (105)    4.20       (8)   10.00        -        -
        Forfeited           (129)   12.02      (66)   10.89      (31)   10.75
                           -----            ------             -----
    Options outstanding,
      end of year          1,256   $11.23      971   $12.10      862   $11.32
                           =====   ======   ======   ======    =====   ======

    Options exercisable    1,238   $11.35      971   $12.10      862   $11.32
                           =====   ======   ======   ======    =====   ======
    Options available
      for grant              172               121               238
                           =====            ======             =====

       A summary of the status of the Company's stock options at January 3, 1998, is as follows:

                                          Options Outstanding
                              ------------------------------------------
                                                                Weighted
                                            Weighted Average     Average
           Range of             Number             Remaining    Exercise
    Exercise Prices          of Shares      Contractual Life       Price
    --------------------------------------------------------------------
    (Shares in thousands)

    $ 2.55 - $ 6.20                 56             6.9 years      $ 3.31
      6.21 -   9.85                188             7.8 years        9.53
      9.86 -  13.50                604             7.4 years       10.24
     13.51 -  17.15                408             7.3 years       14.58
                                 -----
    $ 2.55 - $17.15              1,256             7.4 years      $11.23
                                 =====

        The information disclosed above for options outstanding at January 3, 1998, does not differ materially for options exercisable.
                                        16PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

    Employee Stock Purchase Program
    -------------------------------
        Effective November 1, 1996, substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1996, the program was sponsored by Thermo Instrument and Thermo Electron. Under this program, the applicable shares of common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1997, the Company issued 9,852 shares of its common stock under this program.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted in 1997, 1996, and 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)        1997      1996      1995
    -----------------------------------------------------------------------
    Net income:
      As reported                                $5,848    $6,617    $4,594
      Pro forma                                   5,343     6,277     4,475
    Basic earnings per share:
      As reported                                   .40       .53       .41
      Pro forma                                     .36       .50       .40
    Diluted earnings per share:
      As reported                                   .39       .53       .40
      Pro forma                                     .36       .50       .39

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

                                        17PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

        The weighted average fair value per share of options granted was $3.74, $5.80, and $5.93 in 1997, 1996, and 1995, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                            1997          1996         1995
    -----------------------------------------------------------------------
    Volatility                               28%           26%          26%
    Risk-free interest rate                 5.9%          6.6%         6.4%
    Expected life of options           5.0 years     5.4 years    6.7 years

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

    401(k) Savings Plans
        Substantially all of the Company's full-time U.S. employees are eligible to participate in a 401(k) savings plan. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $1,427,000, $689,000, and $493,000 in 1997, 1996, and 1995, respectively.

    6.  Income Taxes

        The components of income before provision for income taxes are as follows:

    (In thousands)                                  1997      1996      1995
    ------------------------------------------------------------------------
    Domestic                                     $10,719   $ 8,969   $ 5,835
    Foreign                                         (319)    1,918     2,071
                                                 -------   -------   -------
                                                 $10,400   $10,887   $ 7,906
                                                 =======   =======   =======

                                        18PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Income Taxes (continued)

        The components of the provision for income taxes are as follows:

    (In thousands)                                1997      1996      1995
    ----------------------------------------------------------------------
    Currently payable:
      Federal                                   $3,834    $3,427    $1,651
      State                                        600       774       349
      Foreign                                      158       865     1,237
                                                ------    ------    ------
                                                 4,592     5,066     3,237
                                                ------    ------    ------
    Net deferred (prepaid):
      Federal                                     (112)     (608)      125
      State                                        (24)     (129)       27
      Foreign                                       96       (59)      (77)
                                                ------    ------    ------
                                                   (40)     (796)       75
                                                ------    ------    ------
                                                $4,552    $4,270    $3,312
                                                ======    ======    ======

        The provision for income taxes that is currently payable does not reflect $1,024,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1996. In addition, the Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $304,000, $382,000, and $89,000 of such benefits that have been allocated to capital in excess of par value in 1997, 1996, and 1995, respectively.
        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to the following:

    (In thousands)                                1997      1996      1995
    ----------------------------------------------------------------------
    Provision for income taxes at
      statutory rate                            $3,536    $3,702    $2,688
    Increases (decreases) resulting from:
      State income taxes, net of federal tax       380       426       248
      Net foreign losses not benefited and
        tax rate differential                      362       154       456
      Tax benefit of foreign sales
        corporation                               (295)     (268)     (201)
      Amortization of cost in excess of net
        assets of acquired companies               685       146       155
      Other, net                                  (116)      110       (34)
                                                ------    ------    ------
                                                $4,552    $4,270    $3,312
                                                ======    ======    ======
                                        19PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Income Taxes (continued)

        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                 1997      1996
    -------------------------------------------------------------
    Prepaid income taxes:
      Tax loss carryforwards                    $ 9,052   $ 9,334
      Reserves and accruals                       3,800     3,726
      Inventory basis difference                  3,185     1,983
      Allowance for doubtful accounts               352       222
                                                -------   -------
                                                 16,389    15,265
      Less: Valuation allowance                   9,052     9,334
                                                -------   -------
                                                $ 7,337   $ 5,931
                                                =======   =======
    Deferred income taxes:
      Intangible assets                         $   333   $   176
      Other                                          23        92
                                                -------   -------
                                                $   356   $   268
                                                =======   =======

        At year-end 1997, the Company had foreign and federal tax loss carryforwards of $21,905,000 and $6,088,000, respectively. The valuation allowance relates to uncertainty surrounding the realization of the tax loss carryforwards, for which realization is limited to the future income of certain subsidiaries. The federal tax loss carryforwards expire in the years 2008 through 2010. The foreign tax loss carryforwards do not expire. Any resulting benefit from the loss carryforwards will first be used to reduce "Cost in excess of net assets of acquired companies," with any remaining benefit used to reduce other acquired intangible assets.
        A provision has not been made for U.S. or additional foreign taxes on $4,239,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas.

    7.  Commitments and Contingencies

    Operating Leases
        The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $2,171,000, $2,818,000, and $2,066,000 in 1997, 1996, and 1995, respectively, net of sublease income of $893,000 and $185,000 in 1997 and 1996, respectively. Future minimum payments due under noncancelable operating leases at January 3, 1998, were $2,611,000 in 1998; $2,172,000 in 1999; $1,851,000 in 2000;
    $1,382,000 in 2001; $1,067,000 in 2002; and $2,473,000 in 2003 and
    thereafter. Total future minimum lease payments are $11,556,000 and have not been reduced by minimum sublease rental income of $2,248,000 due through 2001 under noncancelable operating subleases. See Note 8 for office and manufacturing space leased from related parties.
                                        20PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    7.  Commitments and Contingencies (continued)

    Contingencies
        The Company has received correspondence alleging that certain of its products infringe patents owned by third parties, though no lawsuits have been filed. The Company does not believe that its products infringe the intellectual property rights of these parties; however, given the inherent uncertainty of dispute resolution, there can be no assurance that the outcome of any such lawsuit, if filed, would not result in a material adverse effect on the Company's results of operations or financial position.

    8.  Related-party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.0% of the Company's revenues in 1997 and 1996 and 1.2% of the Company's revenues in 1995. For these services, the Company was charged $1,989,000, $1,232,000, and $1,101,000 in 1997, 1996,
    and 1995, respectively. Beginning in 1998, the Company will pay an annual fee equal to 0.8% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Operating Leases
        In addition to the operating leases discussed in Note 7, the Company leases certain office and manufacturing space from Nicolet Instrument Corporation (Nicolet), a wholly owned subsidiary of Thermo Optek Corporation, and Shandon Inc., a wholly owned subsidiary of Thermo Instrument. The accompanying statement of income includes expenses from these operating leases of $602,000, $208,000, and $218,000 in 1997, 1996, and 1995, respectively. The lease with Nicolet is effective until December 31, 1998, but may be terminated by the Company upon 90 days' prior notice to Nicolet, and the lease with Shandon expires in September 2000. At January 3, 1998, future minimum payments due under these leases are $884,000 in 1998, $675,000 in 1999, and $506,000 in 2000. Total
    future minimum lease payments under these leases are $2,065,000.

                                        21PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Related-party Transactions (continued)

    Other Related-party Transactions
        The Company purchases and sells products and services in the ordinary course of business with other companies affiliated with Thermo Electron. Sales of products to such affiliated companies totaled $825,000, $240,000, and $118,000 in 1997, 1996, and 1995, respectively. Purchases of products and services from such affiliated companies totaled $2,226,000, $1,310,000, and $1,090,000 in 1997, 1996, and 1995,
    respectively.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    Short- and Long-term Obligations
        The accompanying balance sheet includes the following amounts borrowed from Thermo Instrument and Thermo Electron to finance the acquisitions of certain companies (Note 3):

    (In thousands)                                      1997         1996
    ---------------------------------------------------------------------
    Promissory notes to Thermo Electron, due:
      August 1998                                    $15,000      $15,000
      March 1999                                      10,000            -
      July 1999                                       45,000            -
      July 1999                                        5,000            -
    Promissory note to Thermo Instrument, due
      September 2001                                   7,300        7,300
                                                     -------      -------
                                                     $82,300      $22,300
                                                     =======      =======

        These notes bear interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The interest rate for the notes outstanding at year-end 1997 and 1996 was 5.76% and 5.77%, respectively. In addition, in connection with the May 1995 acquisition of GIS, the Company borrowed $15,000,000 from Thermo Electron pursuant to a promissory note that was repaid in August 1995 with proceeds from the Company's initial public offering (Note 10).

    9.  Note Payable

        Note payable in the accompanying 1996 balance sheet represents borrowings under a 1.2 million British pounds sterling line of credit facility. The interest rate for this line of credit was 8.0% and 7.0% at January 3, 1998, and December 28, 1996, respectively. Unused amounts available under this and other lines of credit available to the Company's foreign subsidiaries were $3,249,000 as of January 3, 1998.

                                        22PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    10. Common Stock

        In 1995, the Company sold 1,725,000 shares of its common stock in its initial public offering at $14.00 per share for net proceeds of $21,858,000, and the Company sold an additional 202,000 shares of its common stock in a private placement at $15.72 per share for net proceeds of $3,022,000.
        At January 3, 1998, the Company had reserved 1,594,000 unissued shares of its common stock for possible issuance under stock-based compensation plans.

    11. Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, available-for-sale investments, accounts receivable, note payable to Thermo Electron, note payable, accounts payable, due to affiliated companies, long-term obligations due to Thermo Electron and Thermo Instrument, and forward foreign exchange contracts. The Company's long-term obligations (Note 8) bear interest at a variable market rate and therefore the carrying amounts approximate fair value. The carrying amounts of the Company's remaining financial instruments, with the exception of available-for-sale investments and forward foreign exchange contracts, approximate fair value due to their short-term nature.
        Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices (Note 2).
        The Company has forward foreign exchange contracts of $2,041,000 and $2,185,000 outstanding at year-end 1997 and 1996, respectively. The fair value of the Company's forward foreign exchange contracts receivable was $3,000 and $138,000 at year-end 1997 and 1996, respectively. The fair value of such contracts is the estimated amount that the Company would receive upon termination of the contracts, taking into account the change in foreign exchange rates.



                                        23PAGE

   ThermoSpectra Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

   12. Geographical Information

       The Company is engaged in one business segment: developing, manufacturing, and marketing imaging and inspection, temperature-control, and test and measurement instruments. The following table shows data for the Company by geographical area:
   (In thousands)                                   1997      1996      1995
   -------------------------------------------------------------------------
   Revenues:
       United States                            $176,717  $ 94,493  $ 63,675
       Germany                                    12,217    14,673    12,952
       England                                    12,546    14,260    12,759
       Other Europe                               17,930    13,698    14,545
       Other                                       7,463     5,593     3,609
       Transfers among geographical areas (a)    (27,973)  (19,518)  (15,826)
                                                --------  --------   -------
                                                $198,900  $123,199  $ 91,714
                                                ========  ========  ========
   Income before provision for income taxes:
       United States (b)                        $ 15,106  $  9,072  $  5,586
       Germany                                       (13)      867       975
       England                                      (406)      253       (70)
       Other Europe                                  128       697     1,297
       Other                                        (890)     (164)        5
                                                --------  --------  --------
       Total operating income                     13,925    10,725     7,793
       Interest income (expense), net             (3,525)      162       113
                                                --------  --------  --------
                                                $ 10,400  $ 10,887  $  7,906
                                                ========  ========  ========
   Identifiable assets:
       United States                            $220,590  $121,891  $ 89,951
       Germany                                     7,118     8,968     8,881
       England                                     7,207     9,142     9,707
       Other Europe                               13,902    10,210    13,060
       Other                                       4,580     2,274     1,318
                                                --------  --------  --------
                                                $253,397  $152,485  $122,917
                                                ========  ========  ========

   Export revenues included in United States
     revenues above (c):
       Asia                                     $ 28,304  $ 19,102  $  8,195
       Europe                                     25,093    13,300    13,003
       Other                                       6,036     4,070     5,400
                                                --------  --------  --------
                                                $ 59,433  $ 36,472  $ 26,598
                                                ========  ========  ========

   (a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
   (b) Includes corporate general and administrative expenses.
   (c) In general, export sales are denominated in U.S. dollars.
                                        24PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    13. Earnings per Share

        Basic and diluted earnings per share were calculated as follows:

    (In thousands except per share amounts)    1997        1996        1995
    -----------------------------------------------------------------------
    Basic
    Net income                              $ 5,848     $ 6,617     $ 4,594
                                            -------     -------     -------

    Weighted average shares                  12,488      12,437      11,229
    Shares issuable for acquisition
      of NESLAB                               2,206           -           -
                                            -------     -------     -------
    Weighted average shares, as adjusted     14,694      12,437      11,229
                                            -------     -------     -------

    Basic earnings per share                $   .40     $   .53     $   .41
                                            =======     =======     =======

    Diluted
    Net income                              $ 5,848     $ 6,617     $ 4,594
                                            -------     -------     -------

    Basic weighted average shares            14,694      12,437      11,229
    Effect of stock options                     112         133         127
                                            -------     -------     -------
    Weighted average shares, as adjusted     14,806      12,570      11,356
                                            -------     -------     -------

    Diluted earnings per share              $   .39     $   .53     $   .40
                                            =======     =======     =======

        The computation of diluted earnings per share for 1997 and 1996 excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of January 3, 1998, there were 410,400 of such options outstanding, with exercise prices ranging form $13.78 to $17.15 per share.
                                        25PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    14. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997                           First(a)  Second      Third     Fourth(b)
    ------------------------------------------------------------------------
    Revenues                     $37,177    $49,692    $52,271    $59,760
    Gross profit                  16,275     21,702     20,249     24,927
    Net income                     1,188      1,337        705      2,618
    Basic and diluted
      earnings per share             .09        .09        .05        .17

    1996                           First     Second(c)   Third     Fourth
    ---------------------------------------------------------------------
    Revenues                     $26,927    $31,281    $30,329    $34,662
    Gross profit                  12,788     15,080     15,092     17,339
    Net income                     1,436      1,562      1,690      1,929
    Earnings per share:
      Basic                          .12        .13        .14        .16
      Diluted                        .11        .12        .13        .15

    (a) Reflects the March 1997 acquisitions of NESLAB and PSI.
    (b) Reflects a $2,210,000 gain from the sale of the Company's Linac business.
    (c) Reflects the March 1997 acquisition of Kevex Instruments and Kevex
        X-Ray.






                                        26PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of ThermoSpectra Corporation:

        We have audited the accompanying consolidated balance sheet of ThermoSpectra Corporation (a Delaware corporation and 77%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of January 3, 1998, and December 28, 1996, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoSpectra Corporation and subsidiaries as of January 3, 1998, and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.



                                                Arthur Andersen LLP



    Boston, Massachusetts
    February 17, 1998



                                       27PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Forward-looking Statements."

    Overview

        The Company develops, manufactures, and markets imaging and inspection, temperature-control, and test and measurement instruments. These instruments are generally combined with proprietary operations and analysis software to provide industrial and research customers with integrated systems that address their specific needs. The Company's products include test and measurement systems consisting of digital oscillographic recorders, digital storage oscilloscopes (DSOs), and data-acquisition systems; X-ray microanalyzers; X-ray fluorescence instruments; nondestructive X-ray inspection systems; specialty X-ray tubes; and confocal laser scanning microscopes. In 1997, the Company broadened its product offerings through the acquisition of Park Scientific Instruments Corporation (PSI), a manufacturer of scanning-probe microscopes; NESLAB Instruments, Inc. (NESLAB), a supplier of temperature-control products; and Sierra Research and Technology Inc.
    (SRT), a manufacturer of systems used for the rework and repair of printed circuit boards.
        The Company's growth strategy includes acquiring complementary businesses, developing new applications for its technology to address related market segments, and strengthening its presence in selected geographic markets. Because the Company competes primarily on the basis of its technology, it will also need to continually improve the technology underlying the products of any company it acquires.
        The Company conducts all of its manufacturing operations in the United States, except for the production of certain DSOs that are manufactured in England. The Company sells its products worldwide. During 1997, exports from the Company's U.S. and foreign subsidiaries to the Far East represented 15% of total revenues. Exports to Japan represented 8% of total revenues and exports to Taiwan, South Korea, and Singapore, collectively, represented 5% of total revenues. Asia is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's sales in Asia could be adversely affected by the unstable economic conditions there. Additionally, certain of the Company's
                                        28PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Overview (continued)

    customers located outside of the Asian region could be adversely affected by the unstable economic conditions in Asia.
        The Company anticipates that a significant portion of its revenues will be from sales to customers outside the United States. The Company's business activities outside the United States are conducted through sales and service subsidiaries and through third-party representatives and distributors. The results of the Company's international operations are subject to foreign currency fluctuations, and the exchange rate value of the dollar may have a significant impact on both revenues and earnings. The Company may use forward contracts to reduce its exposure to currency fluctuations.

    Results of Operations

    1997 Compared With 1996
        Revenues were $198.9 million in 1997, compared with $123.2 million in 1996, an increase of 61%. Revenues increased $76.6 million due to the inclusion of revenues from NESLAB, which was acquired for accounting purposes effective March 1997; PSI, which was acquired in March 1997; and SRT, which was acquired in July 1997; and the inclusion of revenues for the full year from Kevex Instruments, a manufacturer of X-ray microanalyzers and X-ray fluorescence instruments, and Kevex X-Ray, a manufacturer of specialty X-ray sources (the Kevex businesses), which were acquired effective March 1996 (Note 3). Excluding the impact of acquisitions and foreign currency translation, revenues from existing operations increased 2% in 1997 compared with 1996. Revenues increased an aggregate of $8.5 million due to higher demand for inspection systems manufactured by the Company's Nicolet Imaging Systems division (NIS) and X-ray tubes manufactured by the Company's Kevex X-Ray subsidiary. These increases were partially offset by a $2.5 million decline in demand for test and measurement systems and a $2.4 million decrease in revenues at the Company's NORAN Instrument subsidiary due to a decline in demand for confocal laser scanning microscopes. Revenues were adversely affected by approximately $3.5 million due to the strengthening in the value of the U.S. dollar relative to currencies in foreign countries in which the Company operates.
        The gross profit margin declined to 42% in 1997 from 49% in 1996. The decline in the gross profit margin is primarily attributable to the inclusion of lower-margin revenues from NESLAB, which had a gross profit margin of 36% in 1997, and to an eight percentage-point deterioration in margin levels at NIS due to an inventory write-off in the third quarter of 1997 and a change in mix from higher-margin manual systems to lower-margin automated systems. To a lesser extent, the gross margin was adversely impacted in 1997 by a deterioration in the gross profit margin for the Company's test and measurement systems and at NORAN due in part to the strengthening of the U.S. dollar.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 27% in 1997 from 30% in 1996, primarily due to the

                                       29PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1997 Compared With 1996 (continued)
    inclusion of lower selling expenses as a percentage of revenues at NESLAB and, to a lesser extent, lower selling, general, and administrative expenses at Gould Instrument Systems Inc. (GIS) as a result of ongoing expense reductions, including restructuring charges taken in 1997 that reduced employee cost levels at that subsidiary (Note 4). These improvements were offset in part by the inclusion of higher selling, general, and administrative expenses as a percentage of revenues at PSI and a higher relative expense level at NORAN primarily due to lower revenues.
        Research and development expenses as a percentage of revenues decreased to 8.7% in 1997 from 10.5% in 1996, due to the inclusion of NESLAB and overall reduced research and development spending levels at the Company's existing operations.
        Other nonrecurring expense, net, in 1997 primarily represents charges incurred by GIS relating to severance costs for employees terminated during the year (Note 4). Other nonrecurring expense, net, in 1996 represents a $1.0 million restructuring reserve recorded at GIS offset in part by $0.9 million, of an aggregate settlement with the prior owner of GIS of $2.0 million, for costs incurred by GIS in connection with its Acqulab product line (Note 4).
        Gain on sale of business in 1997 represents the sale of NIS' Linac business in December 1997 to SteriGenics International Inc. for $5.0 million in cash and 109,607 shares of SteriGenics common stock valued at $2.1 million. The Linac business, which had revenues and operating income in 1997 of $3.7 million and $1.2 million, respectively, is an electron beam radiation business that offers contract sterilization services.
        Interest income decreased to $0.7 million in 1997 from $0.9 million in 1996 due to lower invested cash balances as a result of cash used to partially fund the acquisitions of the Kevex businesses, which was paid to Thermo Instrument Systems Inc. in August 1996, and the acquisition of PSI in March 1997. Interest expense, related party, increased to $4.2 million in 1997 from $0.8 million in 1996 due to borrowings from Thermo Electron Corporation to fund acquisitions (Note 8).
        The effective tax rate was 44% in 1997, compared with 39% in 1996. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies for certain of the Company's acquisitions and, in 1997, the inability to benefit losses at certain of the Company's foreign subsidiaries. The increase in the effective tax rate in 1997 was due to the impact of nondeductible amortization of cost in excess of net assets of acquired companies from the acquisitions of NESLAB and PSI and increased losses at certain of the Company's foreign subsidiaries that were not benefited.
        See Note 7 for a description of certain patent infringement matters involving the Company.
        The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs.
                                        30PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1997 Compared With 1996 (continued)
    There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

    1996 Compared With 1995
        Revenues were $123.2 million in 1996, compared with $91.7 million in 1995, an increase of 34%. Revenues increased due to the inclusion of $18.0 million of revenues from the acquisition of the Kevex businesses and $9.6 million of incremental revenues from GIS, acquired in May 1995 (Note 3). Revenues at GIS for the last six months of 1996 declined by approximately 14% from the comparable period in 1995, due to a decrease in demand for GIS products. Revenues from the Company's other operations increased approximately 9% in 1996, compared with 1995, due to the inclusion of $2.3 million of revenues related to shipments of airbag inspection systems, overall higher demand for X-ray inspection systems at NIS, and increased demand for products sold by NORAN. Revenues were negatively affected by approximately $1.6 million in 1996 due to the strengthening in the value of the U.S. dollar relative to the Japanese yen and other foreign currencies in countries where the Company operates.
        The gross profit margin was 49% in both 1996 and 1995. Higher gross profit margins at the Company's test and measurement businesses, due to changes in product mix and manufacturing efficiencies, were offset by a lower gross profit margin at NIS due to higher material costs and the inclusion of lower-margin revenues from airbag inspection systems, the inclusion of revenues from the Kevex businesses which had a combined gross profit margin of 42%, and the strengthening in the value of the U.S. dollar.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 30% in 1996 from 31% in 1995 due to the inclusion of lower selling expenses as a percentage of revenues at Kevex X-Ray. Research and development expenses as a percentage of revenues were unchanged at 10% in both 1996 and 1995.
        Interest income increased to $0.9 million in 1996 from $0.8 million in 1995, principally due to overall higher cash balances in 1996. Interest expense, related party in 1996 represents interest expense associated with a $7.3 million promissory note issued to Thermo Instrument in September 1994 and a $15.0 million promissory note issued to Thermo Electron in August 1996 (Note 8). Interest expense, related party in 1995 represents interest expense associated with the $7.3 million promissory note issued to Thermo Instrument and a $15.0 million promissory note issued to Thermo Electron in May 1995. The $15.0 million promissory note issued in May 1995 was repaid in August 1995.
                                        31PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1996 Compared With 1995 (continued)
        The effective tax rate decreased to 39% in 1996 from 42% in 1995. These rates exceeded the statutory federal income tax rate primarily due to the impact of state and foreign income taxes and the nondeductible amortization of cost in excess of net assets of acquired companies for certain of the Company's acquisitions. The effective tax rate decreased in 1996 principally as a result of a lower percentage of the Company's income generated in countries with higher tax rates.

    Liquidity and Capital Resources
        Consolidated working capital was $53.5 million at January 3, 1998, compared with $44.7 million at December 28, 1996. Included in working capital are cash, cash equivalents, and short-term investments of $22.8 million at January 3, 1998, compared with $16.6 million at December 28, 1996. Net cash provided by operating activities was $8.4 million in 1997. The Company used $8.8 million during the year to reduce its current liabilities. A reduction in inventories provided $4.9 million.
        The Company's investing activities used $19.6 million of cash in 1997. The Company used $21.1 million, net of cash acquired, for acquisitions and received $5.0 million in cash and $2.1 million of SteriGenics common stock for the sale of the Company's Linac business (Note 3). During 1997, the Company expended $2.6 million for the purchase of property, plant, and equipment. The Company plans to expend approximately $4.0 million for the purchase of property, plant, and equipment in 1998.
        During 1997, the Company's financing activities provided $15.0 million of cash. In September 1997, the Company borrowed $45.0 million from Thermo Electron pursuant to a promissory note due July 1999. The Company used the proceeds from this note to repay the $44.9 million of debt assumed in connection with the NESLAB acquisition. In connection with the March 1997 acquisition of PSI, the Company borrowed
    $10.0 million from Thermo Electron pursuant to a promissory note due March 1999. In connection with the July 1997 acquisition of SRT, the Company borrowed $5.0 million from Thermo Electron pursuant to a promissory note due July 1999. These notes bear interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.
        Although the Company expects to generate positive cash flow from its existing operations, the Company anticipates that it may require significant amounts of cash to pursue the acquisition of complementary businesses. The Company expects that it would seek to finance any such acquisitions through a combination of internal funds, additional equity financing or convertible debt financing from the capital markets, and/or borrowings from Thermo Instrument or Thermo Electron, although it has no agreement with these companies to ensure that any additional funds will be available on acceptable terms or at all. The Company believes that its existing resources and cash provided by operations are sufficient to meet the capital requirements of its existing businesses for the foreseeable future. Thermo Electron has indicated that it will seek repayment of the notes due to it in 1998 and 1999 only to the extent the Company's cash flow permits such repayment.

                                        32PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

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

        Need to Respond to Technological Change. Many of the Company's products are marketed primarily based on their technologies. In order to be successful, the Company believes that it will be important to continually improve the technology underlying its products. No assurance can be given that the Company will be able to do so or that a competitor of the Company will not develop technology or products that will render the Company's competing products noncompetitive or obsolete.

        Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of underperforming businesses and technologies that complement or augment the Company's existing product lines. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. Acquisitions completed by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses into its existing businesses or make such businesses profitable.

        Dependence on Semiconductor Industry. A significant portion of the Company's total revenues is attributable to the sale of products and related services to customers in the semiconductor industry. Demand for the Company's products and services within the semiconductor industry is dependent upon the level of capital spending by semiconductor companies.
                                        33PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                           Forward-looking Statements

    There can be no assurance that current levels of semiconductor activities will be maintained or that demand for the Company's products and related services will reflect the level of such activities. Decreases in semiconductor activities could have a significant adverse effect upon the demand for the Company's products and related services, which would materially adversely affect the Company's business, financial position, and results of operations.

        Possible Adverse Impact of Significant International Operations. The Company expects that international sales will continue to represent a significant portion of its revenues. In fiscal 1997, international sales accounted for approximately half of the Company's total revenues. These sales carry a number of inherent risks, including risks associated with currency exchange, tariffs and other potential trade barriers, potentially reduced protection for intellectual property, the impact of recessionary environments in economies outside the United States, and generally longer receivable collection patterns. In addition, exports from the Company's U.S. and foreign subsidiaries to the Far East represented 15% of total revenues in 1997. Exports to Japan represented 8% of total revenues and exports to Taiwan, South Korea, and Singapore, collectively, represented 5% of total revenues. Asia is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. There can be no assurance that the Company's export sales to Asia will not be adversely affected by the unstable economic conditions there. Additionally, certain of the Company's customers located outside of the Asian region could be adversely affected by the unstable economic conditions there.

        Risks Associated with Protection, Defense, and Use of Intellectual Property. The Company holds many patents relating to various aspects of its products, and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that patents will issue from any pending or future patent applications owned by or licensed to the Company or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology and, in the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company's PSI subsidiary has received an allegation of patent infringement from a competitor relating to its scanning probe microscopy technology and the Company's NORAN subsidiary has received allegations of patent infringement from two competitors
                                        34PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                           Forward-looking Statements

    relating to its confocal microscopy technology. The Company may need to acquire licenses to, or contest the validity of, these or any other such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest. In addition, if any such competitor were successful in enforcing such patents, the Company could be subject to damages and enjoined from manufacturing and selling any related products. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected. Further, the laws of some jurisdictions do not protect the Company's proprietary rights to the same extent as the laws of the U.S. and there can be no assurance that the available protections will be adequate. In addition, the Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

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

        Potential Impact of Year 2000 on Processing of Date-sensitive Information. The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing the potential impact of the year 2000 on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

                                        35PAGE

    ThermoSpectra Corporation                       1997 Financial Statements

                         Selected Financial Information

    (In thousands except
    per share amounts)         1997(a)   1996(b)   1995(c)   1994(d)   1993
    -----------------------------------------------------------------------
    Statement of Income
      Data:
    Revenues               $198,900  $123,199  $ 91,714  $ 42,142  $ 17,702
    Net income                5,848     6,617     4,594     2,368       253
    Earnings per share:
      Basic                     .40       .53       .41       .25       .03
      Diluted                   .39       .53       .40       .25       .03

    Balance Sheet Data:
    Working capital        $ 53,540  $ 44,683  $ 35,961  $ 27,377  $  6,037
    Total assets            253,397   152,485   122,917    78,701    18,795
    Long-term obligations    67,300    22,300     7,300     7,300         -
    Shareholders'
      investment            128,338    89,621    82,525    53,313    14,494

    (a)Reflects the March 1997 acquisition by Thermo Instrument of NESLAB and the March 1997 acquisition by the Company of PSI.
    (b)Reflects the March 1996 acquisition by Thermo Instrument of the Kevex businesses.
    (c)Reflects the May 1995 acquisition of GIS and the net proceeds of the Company's initial public offering and private placement of common stock.
    (d)Reflects the March 1994 acquisition by Thermo Instrument of NORAN Instruments Inc., the September 1994 acquisition by the Company of IRT Corporation, and the net proceeds of the Company's private placements of common stock.











                                        36PAGE

    ThermoSpectra Corporation                       1997 Financial Statements


    Common Stock Market Information
        The Company's common stock is traded on the American Stock Exchange under the symbol THS. The following table sets forth the high and low sales prices of the Company's common stock for 1997 and 1996, as reported in the consolidated transaction reporting system.

                                         1997                    1996
                                 -------------------       ----------------
    Quarter                         High        Low          High       Low
    -----------------------------------------------------------------------

    First                        $15 1/8    $11 3/4       $18 7/8   $14 5/8
    Second                        14 1/2     11 3/8        18 7/8    15 1/4
    Third                         13 5/8      9 3/4        16 1/8    12 1/2
    Fourth                        13 5/8      9            15 7/8    11 3/8

        As of January 30, 1998, the Company had 260 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 30, 1998, was $9 1/2 per share.

    Shareholder Services
        Shareholders of ThermoSpectra Corporation who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, ThermoSpectra Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material will be available from Thermo Electron's Internet site (http://www.thermo.com/subsid/ths1.html).

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

                                        37PAGE

    ThermoSpectra Corporation                       1997 Financial Statements


    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended January 3, 1998, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, ThermoSpectra Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 1, 1998, at 10:45 a.m. at the Hyatt Regency Hotel, Scottsdale, Arizona.







