Form 10-K, Exhibit 13
period 1999-01-02
THERMOSPECTRA CORP
filed 1999-03-17
CIK 929807

Exhibit 13

















                            ThermoSpectra Corporation

                        Consolidated Financial Statements

                                      1998



ThermoSpectra Corporation                                                       1998 Financial Statements

                        Consolidated Statement of Income

(In thousands except per share amounts)                                          1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Revenues (Notes 8 and 12)                                                   $ 191,017  $198,900   $ 123,199
                                                                            ---------  --------   ---------

Costs and Operating Expenses:
  Cost of revenues (Note 8)                                                   110,915   115,747      62,900
  Selling, general, and administrative expenses (Note 8)                       53,643    53,182      36,493
  Research and development expenses                                            16,298    17,303      12,910
  Restructuring costs (Note 4)                                                  4,320       953       1,038
  Other nonrecurring income (Notes 3 and 4)                                      (102)   (2,210)       (867)
                                                                            ---------  --------   ---------

                                                                              185,074   184,975     112,474
                                                                            ---------  --------   ---------

Operating Income                                                                5,943    13,925      10,725

Interest Income                                                                 1,333       692         935
Interest Expense                                                                   (3)      (66)          -
Interest Expense, Related Party (Note 8)                                       (4,334)   (4,151)       (773)
Gain on Sale of Investment (Note 3)                                               713         -           -
                                                                            ---------  --------   ---------

Income Before Provision for Income Taxes                                        3,652    10,400      10,887
Provision for Income Taxes (Note 6)                                             1,827     4,552       4,270
                                                                            ---------  --------   ---------

Net Income                                                                  $   1,825  $  5,848   $   6,617
                                                                            =========  ========   =========

Earnings per Share (Note 13)
  Basic                                                                     $     .12  $    .40   $     .53
                                                                            =========  ========   =========

  Diluted                                                                   $     .12  $    .39   $     .53
                                                                            =========  ========   =========

Weighted Average Shares (Note 13)
  Basic                                                                        15,324    14,694      12,437
                                                                            =========  ========   =========

  Diluted                                                                      15,354    14,806      12,570
                                                                            =========  ========   =========















The accompanying notes are an integral part of these consolidated financial statements.

ThermoSpectra Corporation                                                       1998 Financial Statements

                           Consolidated Balance Sheet
(In thousands)                                                                              1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Assets
Current Assets:
  Cash and cash equivalents                                                            $  20,717  $  20,672
  Available-for-sale investments, at quoted market value (cost of $2,056 in                    -      2,083
   1997; Note 2)
  Accounts receivable, less allowances of $2,386 and $1,934                               41,016     43,015
  Inventories                                                                             31,745     34,785
  Prepaid income taxes (Note 6)                                                           10,188      7,337
  Other current assets                                                                     2,271      1,774
                                                                                       ---------  ---------

                                                                                         105,937    109,666
                                                                                       ---------  ---------

Property, Plant, and Equipment, at Cost, Net                                              16,991     20,391
                                                                                       ---------  ---------

Patents, Trademarks, and Other Assets                                                      7,280      8,108
                                                                                       ---------  ---------

Cost in Excess of Net Assets of Acquired Companies (Note 3)                              119,674    115,232
                                                                                       ---------  ---------

                                                                                       $ 249,882  $ 253,397
                                                                                       =========  =========


ThermoSpectra Corporation                                                       1998 Financial Statements

                     Consolidated Balance Sheet (continued)
(In thousands except share amounts)                                                         1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Liabilities and Shareholders' Investment
Current Liabilities:
  Notes payable to Thermo Electron (Notes 3 and 8)                                     $  60,000  $  15,000
  Accounts payable                                                                        11,822     12,842
  Accrued payroll and employee benefits                                                    6,239      6,987
  Accrued installation and warranty expenses                                               4,362      4,495
  Deferred revenue                                                                         4,360      4,695
  Accrued income taxes                                                                     3,735      2,050
  Other accrued expenses (Notes 3 and 4)                                                  13,143      8,496
  Due to affiliated companies                                                              4,528      1,561
                                                                                       ---------  ---------

                                                                                         108,189     56,126
                                                                                       ---------  ---------

Deferred Income Taxes (Note 6)                                                             1,651        356
                                                                                       ---------  ---------

Other Deferred Items                                                                       1,907      1,277
                                                                                       ---------  ---------

Long-term Obligations, Due to Related Party (Notes 3 and 8)                                7,300     67,300
                                                                                       ---------  ---------

Commitments and Contingencies (Notes 7 and 8)

Shareholders' Investment (Notes 3, 5, and 10):
  Common stock, $.01 par value, 25,000,000 shares authorized; 15,327,620                     153        153
    and 15,313,506 shares issued
  Capital in excess of par value                                                         111,549    111,262
  Retained earnings                                                                       19,763     17,938
  Treasury stock at cost, 423 shares                                                          (7)        (7)
  Accumulated other comprehensive items (Note 14)                                           (623)    (1,008)
                                                                                       ---------  ---------

                                                                                         130,835    128,338
                                                                                       ---------  ---------

                                                                                       $ 249,882  $ 253,397
                                                                                       =========  =========















The accompanying notes are an integral part of these consolidated financial statements.

ThermoSpectra Corporation                                                       1998 Financial Statements

                      Consolidated Statement of Cash Flows
(In thousands)                                                                   1998       1997       1996
--------------------------------------------------------------------------- ---------- ---------- ----------

Operating Activities
  Net income                                                                $   1,825  $   5,848  $   6,617
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                             7,073      6,615      4,493
      Provision for losses on accounts receivable                                 689        521        199
      Gain on sales of building, investment, and business, net (Note 3)          (815)    (2,210)         -
      Other noncash expenses                                                    2,554      1,417        839
      Deferred income tax benefit                                              (1,432)       (40)      (796)
      Changes in current accounts, excluding the effects of acquisitions and dispositions:
         Accounts receivable                                                    3,597       (733)    (3,444)
         Inventories                                                            3,260      4,873     (3,105)
         Other current assets                                                    (170)       (81)       335
         Accounts payable                                                      (1,988)    (2,330)     2,123
         Due to affiliated companies                                            2,967     (2,699)       426
         Other current liabilities                                              3,841     (2,829)    (2,238)
      Other                                                                      (343)        34        (21)
                                                                            ---------  ---------  ---------

           Net cash provided by operating activities                           21,058      8,386      5,428
                                                                            ---------  ---------  ---------

Investing Activities
  Acquisitions, net of cash acquired (Note 3)                                  (7,943)   (21,142)   (22,521)
  Proceeds from sale of product lines and business (Note 3)                       750      4,980          -
  Refund of acquisition purchase price (Note 4)                                     -          -      1,103
  Purchases of property, plant, and equipment                                  (2,199)    (2,595)    (2,762)
  Proceeds from sale of property, plant, and equipment                          2,052         91        168
  Proceeds from sale and maturities of available-for-sale investments           2,769          -      3,000
   (Note 3)
  Purchases of available-for-sale investments                                       -          -     (3,000)
  Other, net                                                                     (111)      (926)      (733)
                                                                            ---------  ---------  ---------

           Net cash used in investing activities                               (4,682)   (19,592)   (24,745)
                                                                            ---------  ---------  ---------

Financing Activities
  Repayment of long-term obligation to Thermo Electron                        (15,000)         -          -
  Proceeds from issuance of long-term obligations to Thermo                         -     60,000     15,000
    Electron (Note 8)
  Payment to Thermo Instrument for debt assumed in connection                       -    (44,907)         -
    with acquisition of NESLAB (Note 3)
  Net proceeds from issuance of Company common stock                               48        561         74
  Other                                                                           239       (674)       552
                                                                            ---------  ---------  ---------

           Net cash provided by (used in) financing activities                (14,713)    14,980     15,626
                                                                            ---------  ---------  ---------

Exchange Rate Effect on Cash                                                   (1,618)       318        (35)
                                                                            ---------  ---------  ---------

Increase (Decrease) in Cash and Cash Equivalents                                   45      4,092     (3,726)
Cash and Cash Equivalents at Beginning of Year                                 20,672     16,580     20,306
                                                                            ---------  ---------  ---------

Cash and Cash Equivalents at End of Year                                    $  20,717  $  20,672  $  16,580
                                                                            =========  =========  =========


ThermoSpectra Corporation                                                       1998 Financial Statements

                Consolidated Statement of Cash Flows (continued)
(In thousands)                                                                   1998       1997       1996
--------------------------------------------------------------------------- ---------- ---------- ----------

Cash Paid For
  Interest                                                                  $   4,335  $   4,217  $     773
  Income Taxes                                                              $   1,158  $   4,490  $   3,419

Noncash Activities
  Common stock received from sale of business (Note 3)                      $       -  $   2,056  $       -

  Fair value of assets of acquired companies                                $  10,519  $ 114,495  $  29,757
  Cash paid for acquired companies                                             (7,967)   (24,379)   (22,525)
  Stock options issued in connection with acquisition of PSI                        -     (1,693)         -
  Stock issuable to Thermo Instrument in connection with                            -    (31,315)         -
    acquisition of NESLAB
  Debt assumed in connection with acquisition of NESLAB                             -    (44,907)         -
                                                                            ---------  ---------  ---------

    Liabilities assumed of acquired companies                               $   2,552  $  12,201  $   7,232
                                                                            =========  =========  =========
































The accompanying notes are an integral part of these consolidated financial statements.

ThermoSpectra Corporation                                                       1998 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment
(In thousands)                                                                   1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Comprehensive Income
Net Income                                                                  $   1,825  $  5,848   $   6,617
                                                                            ---------  --------   ---------
Other Comprehensive Items, Net (Note 14):
  Foreign currency translation adjustment                                         412      (776)         23
  Unrealized gain (loss) on available-for-sale investments                        (27)       27           -
                                                                            ---------  --------   ---------

                                                                                  385      (749)         23
                                                                            ---------  --------   ---------

                                                                            $   2,210  $  5,099   $   6,640
                                                                            =========  ========   =========

Shareholders' Investment
Common Stock, $.01 Par Value:
  Balance at beginning of year                                              $     153  $    124   $     124
  Stock issued to Thermo Instrument in connection with acquisition                  -        28           -
    of NESLAB (Note 3)
  Issuance of Company common stock                                                  -         1           -
                                                                            ---------  --------   ---------

  Balance at end of year                                                          153       153         124
                                                                            ---------  --------   ---------

Capital in Excess of Par Value:
  Balance at beginning of year                                                111,262    77,416      76,955
  Stock issued to Thermo Instrument in connection with acquisition                  -    31,287           -
    of NESLAB (Note 3)
  Stock options issued in connection with acquisition of PSI (Note 3)               -     1,693           -
  Issuance of Company common stock                                                 48       562          79
  Capital contribution from parent company                                        125         -           -
  Tax benefit related to employees' and directors' stock plans                    114       304         382
                                                                            ---------  --------   ---------

  Balance at end of year                                                      111,549   111,262      77,416
                                                                            ---------  --------   ---------

Retained Earnings:
  Balance at beginning of year                                                 17,938    12,345       5,728
  Net income                                                                    1,825     5,848       6,617
  Deemed distribution to Thermo Instrument in connection with                       -      (255)          -
    acquisition of NESLAB (Note 3)                                          ---------  --------   ---------

  Balance at end of year                                                       19,763    17,938      12,345
                                                                            ---------  --------   ---------

Treasury Stock:
  Balance at beginning of year                                                     (7)       (5)          -
  Purchases of Company common stock                                                 -        (2)         (5)
                                                                            ---------  --------   ---------

  Balance at end of year                                                           (7)       (7)         (5)
                                                                            ---------  --------   ---------

Accumulated Other Comprehensive Items (Note 14):
  Balance at beginning of year                                                 (1,008)     (259)       (282)
  Other comprehensive items, net                                                  385      (749)         23
                                                                            ---------  --------   ---------

  Balance at end of year                                                         (623)   (1,008)       (259)
                                                                            ---------  --------   ---------

                                                                            $ 130,835  $128,338   $  89,621
                                                                            =========  ========   =========

The accompanying notes are an integral part of these consolidated financial statements.

                   Notes to Consolidated Financial Statements
1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      ThermoSpectra Corporation (the Company) develops, manufactures, and markets imaging and inspection, temperature control, and test and measurement instruments, which represent 45%, 32%, and 23% of the Company's 1998 revenues, respectively. The Company sells its products on a worldwide basis (Note 12).

Relationship with Thermo Instrument Systems Inc. and Thermo Electron Corporation
     The Company was incorporated in August 1994 as an indirect, wholly owned subsidiary of Thermo Instrument Systems Inc. As of January 2, 1999, Thermo
Instrument owned 12,637,417 shares of the Company's common stock, representing
82% of such stock outstanding. Thermo Instrument is an 85%-owned subsidiary of Thermo Electron Corporation. As of January 2, 1999, Thermo Electron owned
1,491,453 shares of the Company's common stock, representing 10% of such stock outstanding.
     On August 12, 1998, Thermo Electron announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. As part of this reorganization, Thermo Electron announced that the Company may be taken private (Note 15).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1998, 1997, and 1996 are for the fiscal years ended January 2, 1999, January 3, 1998, and December 28, 1996, respectively. Fiscal years 1998 and 1996 each included 52 weeks; 1997 included 53 weeks.

Revenue Recognition
      The Company recognizes product revenue upon shipment. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheet consists of unearned revenue on service contracts, which is recognized as revenue over the life of the service contract. Substantially all of the deferred revenue included in the accompanying 1998 balance sheet will be recognized within one year.

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

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 5). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Income Taxes
      The Company's initial public offering in August 1995 resulted in a reduction of Thermo Instrument's equity ownership of the Company below 80% and, as a result, the Company was required to file its own federal income tax returns for 1996 through 1998. Thermo Instrument's equity ownership of the Company now exceeds 80%, therefore, effective January 3, 1999, the Company will be included in Thermo Electron's consolidated tax return as provided for under a tax allocation agreement between the Company and Thermo Instrument. This agreement provides that, in years that the Company has taxable income, the Company will pay to Thermo Instrument amounts comparable to the taxes the Company would have paid if it had filed separate tax returns.
      In accordance with SFAS No. 109, "Accounting for Income Taxes," the
Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effects.

Cash and Cash Equivalents
      At year-end 1998 and 1997, $10,323,000 and $14,311,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite
Rate plus 25 basis points, set at the beginning of each quarter.
      At year-end 1998, $147,000 of the Company's cash equivalents, denominated in Dutch guilders, were invested in a repurchase agreement with a wholly owned subsidiary of Thermo Electron under terms similar to those outlined in the above agreement, except that the rate earned is based on Netherlands market rates, set at the beginning of each month.
      The Company, along with other subsidiaries of Thermo Electron, participates in a notional pool arrangement with Barclays Bank, which includes a $71 million credit facility. The Company has access to $2,423,000 under this credit facility, which is included in the amount available for use as discussed in Note 9. Only U.K.-based subsidiaries of Thermo Electron participate in this arrangement. Under this arrangement, Barclays notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants.
Thermo Electron guarantees all of the obligations of each participant in this arrangement. At year-end 1998 and 1997, the Company had a positive cash balance under this arrangement of $1,958,000 and $44,000, respectively.
      At year-end 1998 and 1997, the Company's cash equivalents also included investments in short-term certificates of deposit held by the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead.
The components of inventories are:

(In thousands)                                                                             1998      1997
--------------------------------------------------------------------------------------- -------- ---------

Raw Materials and Supplies                                                              $18,355  $ 16,850
Work in Process                                                                           5,899     7,096
Finished Goods                                                                            7,491    10,839
                                                                                        -------  --------

                                                                                        $31,745  $ 34,785
                                                                                        =======  ========

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 5 to 30 years; machinery and equipment, 2 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Land                                                                                     $ 2,424  $  3,067
Buildings                                                                                  6,238     6,910
Machinery, Equipment, and Leasehold Improvements                                          21,855    21,131
                                                                                         -------  --------

                                                                                          30,517    31,108
Less:  Accumulated Depreciation and Amortization                                          13,526    10,717
                                                                                         -------  --------

                                                                                         $16,991  $ 20,391
                                                                                         =======  ========

Patents, Trademarks, and Other Assets
      Patents, trademarks, and other assets in the accompanying balance sheet includes the costs of acquired patents and trademarks that are amortized using the straight-line method over an estimated useful life of 3 to 20 years. These assets were $4,028,000 and $4,826,000, net of accumulated amortization of $2,965,000 and $2,135,000, at year-end 1998 and 1997, respectively.

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $8,015,000 and $4,927,000 at year-end 1998 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. If impairment occurs, any excess of carrying value over fair value is recorded as a loss.

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' investment
(Note 14). Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Forward Contracts
      The Company uses short-term forward foreign exchange contracts to manage exposures related to firm purchase and sale commitments that are denominated in currencies other than its subsidiaries' local currencies. These contracts principally hedge transactions denominated in U.S. dollars, British pound sterling, Japanese yen, French francs, and German marks. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. Gains and losses arising from forward foreign exchange contracts are recorded as an offset to the gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

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

Presentation
      Certain amounts in 1997 and 1996 have been reclassified to conform to the presentation in the 1998 financial statements.

2.    Available-for-sale Investments

      The Company's marketable equity securities are considered available-for-sale investments and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded in the "Accumulated Other Comprehensive Items" component of shareholders' investment. Available-for-sale investments in the accompanying 1997 balance sheet represent common stock received in connection with the sale of its Linac business (Note 3).

3.    Acquisitions and Dispositions

Acquisitions
      In October 1998, the Company acquired the assets, subject to certain liabilities, of TopoMetrix Corporation, a scanning probe microscope manufacturing business, for approximately $7,967,000 in cash, subject to a post-closing adjustment. The cost of this acquisition exceeded the estimated fair value of the net assets by $7,061,000. The businesses of Park Scientific
Instruments Corporation (PSI) and TopoMetrix were combined and renamed
ThermoMicroscopes Corporation.
      In July 1997, the Company acquired Sierra Research and Technology Inc.
(SRT), a manufacturer of systems used for the rework and repair of printed circuit boards, for $7,638,000 in cash. The cost of this acquisition exceeded the estimated fair value of the net assets by $6,368,000. To partially finance the acquisition, the Company borrowed $5,000,000 from Thermo Electron (Note 8).
      In March 1997, Thermo Instrument acquired Life Sciences International PLC
(LSI), a London Stock Exchange-listed company. In July 1997, the Company agreed to acquire NESLAB Instruments, Inc. and its related sales and service entity, NESLAB Instruments Europa BV in the Netherlands, (collectively, NESLAB), a global supplier of temperature control systems and former LSI subsidiary, from Thermo Instrument for $76,222,000. The purchase price represents the sum of the net tangible book value of the business as of June 28, 1997, plus a percentage of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of LSI, based on NESLAB's 1996 revenues relative to LSI's
1996 consolidated revenues.

3.    Acquisitions and Dispositions (continued)

      The purchase price of NESLAB consisted of 2,759,042 shares of Company common stock valued at $31,315,000 issued to Thermo Instrument and the assumption of $44,907,000 of debt to Thermo Instrument, which was subsequently paid. To repay the debt assumed from Thermo Instrument, the Company borrowed
$45,000,000 from Thermo Electron (Note 8). The cost of this acquisition exceeded the estimated fair value of the net assets by $57,774,000.
      Because the Company and NESLAB were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests.
Accordingly, the accompanying financial statements include the results of NESLAB from March 12, 1997, the date the business was acquired by Thermo Instrument and the shares issued have been treated as outstanding from that date. The purchase price included $255,000 for the increase in net book value from the date the business was acquired by Thermo Instrument to June 28, 1997. This amount was recorded as a reduction in retained earnings.
      In March 1997, the Company acquired PSI, a manufacturer of scanning-probe microscopes used in industry and academia to test and measure the topography and other surface properties of materials, for $16,702,000 in cash, including the repayment of $1,300,000 of bank debt, subject to a post-closing adjustment. In addition, the Company assumed outstanding PSI stock options, which were converted into stock options that are exercisable into 144,941 shares of Company common stock at a weighted average exercise price of $3.07 per share, with an aggregate value of $1,693,000 as of the date of the merger agreement. The cost of this acquisition exceeded the estimated fair value of the net assets by $14,132,000. To partially finance the acquisition, the Company borrowed
$10,000,000 from Thermo Electron (Note 8).
      In March 1996, Thermo Instrument acquired a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons plc, a wholly owned subsidiary of Rhone-Poulenc Rorer, Inc. Pursuant to an agreement executed in August 1996, the Company acquired Kevex Instruments and Kevex X-Ray
(the Kevex businesses), which were formerly part of Fisons, from Thermo
Instrument for $21,567,000 in cash. To partially finance the acquisition, the Company borrowed $15,000,000 from Thermo Electron, which was repaid in 1998
(Note 8). The purchase price was determined based on the net book value of the Kevex businesses at March 29, 1996, and a pro rata allocation of Thermo
Instrument's total cost in excess of the net assets of acquired companies recorded in connection with the acquisition of the Fisons businesses. The cost of this acquisition exceeded the estimated fair value of the net assets by $10,046,000. Kevex Instruments is a manufacturer of X-ray microanalyzers and X-ray fluorescence instruments and Kevex X-Ray is a manufacturer of specialty
X-ray sources.
      Because the Company and the Kevex businesses were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the Company's 1996 financial statements include the results of the Kevex businesses from March 29, 1996, the date these businesses were acquired by Thermo Instrument. During 1996, the Company acquired two additional companies for an aggregate $900,000 in cash.
      Except for NESLAB and the Kevex businesses, the acquisitions described above have been accounted for using the purchase method of accounting and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for TopoMetrix and PSI, is subject to adjustment. The Company has gathered no information that indicates the final allocation of purchase price for TopoMetrix and PSI will differ materially from the preliminary estimate.
      In connection with these acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task
Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the

Company finalized its restructuring plans no later than one year from the respective dates of the acquisitions, except for the October 1998 acquisition of TopoMetrix for which such plans will be finalized no later than October 1999. A summary of the changes in accrued acquisition expenses is:

                                                                                Abandonment
                                                                                  of Excess
(In thousands)                                                      Severance    Facilities          Total
--------------------------------------------------------------- -------------- ------------- --------------

Balance at December 30, 1995                                         $    570       $   989       $  1,559
  Reserves established                                                    730           378          1,108
  Usage                                                                  (551)       (1,035)        (1,586)
  Decrease due to finalization of restructuring plan,                    (191)         (114)          (305)
    recorded as a decrease to cost in excess of net
    assets of acquired companies                                     --------       -------       --------

Balance at December 28, 1996                                              558           218            776
  Reserves established                                                    173           588            761
  Usage                                                                  (390)         (127)          (517)
  Decrease due to finalization of restructuring plan,                    (155)         (226)          (381)
    recorded as a decrease to cost in excess of net
    assets of acquired companies
  Currency translation adjustment                                           -           (53)           (53)
                                                                     --------       -------       --------

Balance at January 3, 1998                                                186           400            586
  Reserves established                                                    145           602            747
  Usage                                                                  (226)         (450)          (676)
  Decrease due to finalization of restructuring plan,                     (75)         (166)          (241)
    recorded as a decrease to cost in excess of net
    assets of acquired companies
  Currency translation adjustment                                           -            30             30
                                                                     --------       -------       --------

Balance at January 2, 1999                                           $     30       $   416       $    446
                                                                     ========       =======       ========

      Unresolved matters at January 2, 1999, primarily included completion of abandonment of excess facilities for TopoMetrix. Accrued acquisition expenses are included in other accrued expenses in the accompanying balance sheet.
      Based on unaudited data, the following table presents selected financial information for the Company, NESLAB, PSI, and the Kevex businesses, on a pro forma basis, assuming that the Company and these acquired businesses had been combined since the beginning of 1996. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

(In thousands except per share amounts)                                                    1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Revenues                                                                               $210,412   $ 202,813
Net Income                                                                                3,736       3,280
Earnings per Share:
  Basic                                                                                     .25         .22
  Diluted                                                                                   .24         .21

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions of NESLAB, PSI, and the Kevex businesses been made at the beginning of 1996.

Dispositions
      In January 1998, the Company's Nicolet Imaging Systems subsidiary sold its security screening product line to OSI Systems, Inc. for $750,000 in cash for a nominal loss. The product line represented less than 1.0% of the Company's revenues. During 1998, the Company sold real estate for a gain of $106,000.
      In December 1997, the Company sold its Linac business to SteriGenics International, Inc. for $4,980,000 in cash and 109,607 shares of SteriGenics common stock valued at $2,056,000, resulting in a gain of $2,210,000. The Linac business is an electron beam radiation business that offers contract sterilization services. The Company sold its shares of SteriGenics common stock in 1998 and realized a gain of $713,000.

4.    Restructuring Costs and Other Nonrecurring Income

      During 1998, the Company recorded restructuring and related costs of $5,399,000. Restructuring costs of $4,320,000, which were accounted for in accordance with EITF 94-3, consist of $3,712,000 related to severance costs for 259 employees across all functions and $608,000 related primarily to facility-closing costs. The charge for facility-closing costs includes $490,000 for write-downs of related fixed assets. In addition, the Company recorded an inventory write-down totaling $1,079,000 related to the discontinuation of certain underperforming products, which is included in cost of revenues in the accompanying statement of income. In connection with these actions, the Company expects to incur an additional $1,300,000 of costs, principally in the first quarter of 1999, for costs not permitted as charges in 1998, pursuant to the requirements of EITF 94-3. These additional costs primarily include costs for certain employee and business relocation and related costs. The Company plans to complete implementation of its restructuring plan in early 1999. As of January 2, 1999, the Company had terminated 182 employees and had expended $1,371,000 of the established reserves. The remaining liability of $2,459,000, net of foreign currency effect, relates to severance costs for employees terminated in early 1999.
      In 1997, the Company's Gould Instrument Systems, Inc. subsidiary incurred a $953,000 restructuring charge, related primarily to severance costs for 40 employees terminated during 1997. Other accrued expenses in the accompanying 1997 balance sheet includes a reserve of $244,000 associated with these actions which was expended during 1998.
      In 1996, Gould incurred $1,038,000 in connection with a restructuring plan, which included the termination of approximately 40 employees.
      In 1996, the Company finalized negotiations with the former owner of Gould in connection with amounts claimed by the Company for the discontinuance of the Acqulab product line, which was sold to the Company as part of the 1995 purchase of Gould. Of the $1,970,000 settlement received, $1,103,000 related to a reduction of the purchase price principally for the unrealized earning potential of the Acqulab product line, resulting in a reduction of "Cost in excess of net assets of acquired companies" in 1996. The remaining $867,000 related to a reimbursement of expenses incurred subsequent to the acquisition of Gould for the ongoing development of Acqulab. This amount is classified as other nonrecurring income in the accompanying 1996 statement of income.

5.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others, which permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under these plans are determined by the Board Committee. As of year-end 1998, only nonqualified stock options have been awarded under these plans. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plans described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 87,000 shares at a weighted average exercise price of $14.50 per share elected to participate in this exchange and, as a result, received options to purchase 43,500 shares of Company common stock at $11.41 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.
      A summary of the Company's stock option activity is:


                                                       1998               1997                 1996
                                               ------------------  ------------------  -------------------
                                                         Weighted            Weighted             Weighted
                                                          Average             Average              Average
                                                         Exercise            Exercise             Exercise
                                                            Price               Price                Price
                                                Number              Number               Number
                                                    of                  of                   of
(Shares in thousands)                           Shares              Shares               Shares
---------------------------------------------- -------- ---------- -------- ---------- --------- ----------

Options Outstanding, Beginning of Year            1,256    $11.23      971     $12.10       862     $11.32
  Issued upon acquisition of PSI                     -          -      145       3.07         -          -
  Granted                                          370      10.73      374      10.46       183      15.26
  Exercised                                        (14)      3.44     (105)      4.20        (8)     10.00
  Forfeited                                       (306)     12.17     (129)     12.02       (66)     10.89
  Canceled due to exchange                         (87)     14.50        -          -         -          -
                                                 -----               -----               ------

Options Outstanding, End of Year                 1,219     $10.70    1,256     $11.23       971     $12.10
                                                 =====     ======    =====     ======    ======     ======

Options Exercisable                              1,212     $10.74    1,238     $11.35       971     $12.10
                                                 =====     ======    =====     ======    ======     ======

Options Available for Grant                        388                 172                  121
                                                 =====               =====               ======



      A summary of the status of the Company's stock options at January 2, 1999, is:

                                                                      Options Outstanding
                                                      -----------------------------------------------------
Range of Exercise Prices                                   Number            Weighted             Weighted
                                                               of             Average              Average
                                                           Shares           Remaining             Exercise
                                                   (In thousands)    Contractual Life                Price
------------------------------------------------ ----------------- ------------------- --------------------

$  2.55 - $  6.20                                              36           6.1 years               $ 3.37
   6.21 -    9.85                                             163           6.8 years                 9.50
   9.86 -   13.50                                             847           7.1 years                10.42
  13.51 -   17.15                                             173           6.5 years                14.73
                                                            -----

$  2.55 - $ 17.15                                           1,219           6.9 years               $10.70
                                                            =====

      The information disclosed above for options outstanding at January 2, 1999, does not differ materially for options exercisable.

Employee Stock Purchase Program
      Effective November 1, 1996, substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1996, the program was sponsored by Thermo Instrument and Thermo Electron. Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. No shares were issued under this program during 1998. During 1997, the Company issued 9,852 shares of its common stock under this program.

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been:

(In thousands except per share amounts)                                       1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Net Income:
  As reported                                                               $1,825      $5,848      $6,617
  Pro forma                                                                  1,070       5,343       6,277
Basic Earnings per Share:
  As reported                                                                  .12         .40         .53
  Pro forma                                                                    .07         .36         .50
Diluted Earnings per Share:
  As reported                                                                  .12         .39         .53
  Pro forma                                                                    .07         .36         .50


                                       16

5.    Employee Benefit Plans (continued)

      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years.
Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $4.04, $3.74, and $5.80 in 1998, 1997, and 1996, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                              1998       1997        1996
----------------------------------------------------------------------- ----------- ---------- -----------

Volatility                                                                     28%        28%         26%
Risk-free Interest Rate                                                       5.3%       5.9%        6.6%
Expected Life of Options                                                 5.6 years  5.0 years   5.4 years

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

401(k) Savings Plans
      Substantially all of the Company's full-time U.S. employees are eligible to participate in 401(k) savings plans. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $1,350,000, $1,427,000, and $689,000 in 1998, 1997, and 1996, respectively.

6.    Income Taxes

      The components of income before provision for income taxes are:

(In thousands)                                                                     1998      1997     1996
------------------------------------------------------------------------------- -------- --------- --------

Domestic                                                                        $ 2,306  $ 10,719  $ 8,969
Foreign                                                                           1,346      (319)   1,918
                                                                                -------  --------  -------

                                                                                $ 3,652  $ 10,400  $10,887
                                                                                =======  ========  =======


                                       17


6.    Income Taxes (continued)

      The components of the provision for income taxes are:

(In thousands)                                                                     1998      1997      1996
------------------------------------------------------------------------------- -------- --------- --------

Currently Payable:
  Federal                                                                       $ 2,207   $ 3,834  $ 3,427
  State                                                                             529       600      774
  Foreign                                                                           523       158      865
                                                                                -------   -------  -------

                                                                                  3,259     4,592    5,066
                                                                                -------   -------  -------

Net Deferred (Prepaid):
  Federal                                                                        (1,248)     (112)    (608)
  State                                                                            (280)      (24)    (129)
  Foreign                                                                            96        96      (59)
                                                                                -------   -------  -------

                                                                                 (1,432)      (40)    (796)
                                                                                -------   -------  -------

                                                                                $ 1,827   $ 4,552  $ 4,270
                                                                                =======   =======  =======

      The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $114,000, $304,000, and $382,000 of such benefits that have been allocated to capital in excess of par value in 1998, 1997, and 1996, respectively. In addition, the provision for income taxes that is currently payable does not reflect $1,024,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1996.
      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to:

(In thousands)                                                                    1998      1997     1996
----------------------------------------------------------------------------- --------- --------- --------

Provision for Income Taxes at Statutory Rate                                   $ 1,242   $ 3,536   $3,702
Increases (Decreases) Resulting From:
  State income taxes, net of federal tax                                           164       380      426
  Foreign tax rate and tax law differential                                        163       362      154
  Amortization of cost in excess of net assets of acquired companies               841       685      146
  Tax benefit of foreign sales corporation                                        (362)     (295)    (268)
  Other, net                                                                      (221)     (116)     110
                                                                               -------   -------   ------

                                                                               $ 1,827   $ 4,552   $4,270
                                                                               =======   =======   ======

                                       18


6.    Income Taxes (continued)

      Prepaid and deferred income taxes in the accompanying balance sheet consist of:

(In thousands)                                                                              1998     1997
--------------------------------------------------------------------------------------- --------- --------

Prepaid Income Taxes:
  Tax loss carryforwards                                                                 $10,133   $9,052
  Reserves and accruals                                                                    5,439    4,152
  Inventory basis difference                                                               4,749    3,185
                                                                                         -------   ------

                                                                                          20,321   16,389
  Less:  Valuation allowance                                                              10,133    9,052
                                                                                         -------   ------

                                                                                         $10,188   $7,337
                                                                                         =======   ======

Deferred Income Taxes:
  Fixed and intangible assets                                                            $ 1,651   $  356
                                                                                         =======   ======

      At year-end 1998, the Company had foreign and federal tax loss carryforwards of $23,497,000 and $6,088,000, respectively. The valuation allowance relates to uncertainty surrounding the realization of the tax loss carryforwards, for which realization is limited to the future income of certain subsidiaries. The federal tax loss carryforwards expire in the years 2008 through 2010. Foreign tax loss carryforwards of $313,000 expire in 2006, while the remainder do not expire. Any resulting benefit from the loss carryforwards will first be used to reduce "Cost in excess of net assets of acquired companies," with any remaining benefit used to reduce other acquired intangible assets.
      A provision has not been made for U.S. or additional foreign taxes on $5,695,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.

7.    Commitments and Contingencies

Operating Leases
      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $2,333,000, $2,171,000, and $2,818,000 in 1998, 1997, and 1996, respectively, net of sublease income of $847,000 and $893,000 in 1998 and 1997, respectively. Future minimum payments due under noncancelable operating leases at January 2, 1999, were $2,093,000 in 1999; $1,937,000 in 2000; $1,589,000 in 2001; $1,438,000 in 2002; $1,312,000 in
2003; and $1,580,000 in 2004 and thereafter. Total future minimum lease payments are $9,949,000 and have not been reduced by minimum sublease rental income of $3,744,000 due through 2004 and thereafter under noncancelable operating subleases. See Note 8 for office and manufacturing space leased from related parties.

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

                                       19

8.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged
$1,528,000, $1,989,000, and $1,232,000 in 1998, 1997, and 1996, respectively.
The fee is reviewed and adjusted annually by mutual agreement of the parties.
Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the
Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Operating Leases
      In addition to the operating leases discussed in Note 7, the Company leases certain office and manufacturing space from subsidiaries of Thermo
Instrument under two leases expiring in 2000 and 2001. The accompanying statement of income includes expenses from these operating leases of $899,000, $602,000, and $208,000 in 1998, 1997, and 1996, respectively. At January 2,
1999, future minimum payments due under these leases are $906,000 in 1999, $739,000 in 2000, and $236,000 in 2001. Total future minimum lease payments under these leases are $1,881,000.

Other Related-party Transactions
      The Company purchases and sells products and services in the ordinary course of business with other companies affiliated with Thermo Electron. Sales of products to such affiliated companies totaled $1,215,000, $825,000, and $240,000 in 1998, 1997, and 1996, respectively. Purchases of products and services from such affiliated companies totaled $2,013,000, $2,226,000, and $1,310,000 in 1998, 1997, and 1996, respectively. During 1998, the Company sold a product line to Thermo Optek for $125,000.

Repurchase Agreement
      The Company invests excess cash in repurchase agreements with Thermo
Electron as discussed in Note 1.

Short- and Long-term Obligations
      The accompanying balance sheet includes the following amounts borrowed from Thermo Instrument and Thermo Electron to finance the acquisitions of certain companies (Note 3):

(In thousands)                                                                              1998       1997
---------------------------------------------------------------------------------------- --------  ---------

Promissory Notes to Thermo Electron, Due:
  August 1998                                                                            $     -   $ 15,000
  March 1999                                                                              10,000     10,000
  July 1999                                                                               50,000     50,000
Promissory Note to Thermo Instrument, Due September 2001                                   7,300     7,300
                                                                                         -------   --------

                                                                                         $67,300   $ 82,300
                                                                                         =======   ========

      These notes bear interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The interest rate for the notes outstanding at year-end 1998 and 1997 was 5.36% and 5.76%, respectively.

9.    Lines of Credit

      Unused amounts available under outstanding lines of credit were $3,345,000 and $3,249,000 at year-end 1998 and 1997, respectively. Borrowings under lines of credit are guaranteed by Thermo Electron or Thermo Instrument.

10.   Common Stock

      At January 2, 1999, the Company had reserved 1,672,000 unissued shares of its common stock for possible issuance under stock-based compensation plans.

11.   Fair Value of Financial Instruments

      The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, notes payable to Thermo Electron, accounts payable, due to affiliated companies, long-term obligations due to related party, and forward foreign exchange contracts. Available-for-sale investments were carried at fair value in the accompanying 1997 balance sheet (Note 2). The Company's long-term obligations (Note 8) bear interest at a variable market rate and, therefore, the carrying amounts approximate fair value. The carrying amounts of the Company's remaining financial instruments, with the exception of forward foreign exchange contracts, approximate fair value due to their short-term nature.
      The notional amounts of forward foreign exchange contracts outstanding totaled $1,519,000 and $2,041,000 at year-end 1998 and 1997, respectively. The fair value of the Company's forward foreign exchange contracts receivable was $19,000 and $3,000 at year-end 1998 and 1997, respectively. The fair value of such contracts is the estimated amount that the Company would receive upon termination of the contracts, taking into account the change in foreign exchange rates.

12.   Business Segments and Geographical Information

      The Company organizes and manages its business by functional operating entity. The Company operates in three segments: Imaging and Inspection, Temperature Control, and Test and Measurement. In classifying operational entities into a particular segment, the Company aggregates businesses with similar economic characteristics, products and services, production processes, customers, and methods of distribution.
      The Company, through its Imaging and Inspection segment, designs, manufactures, and markets instruments and systems used in the analysis of material samples by industrial, academic, and government laboratories. Principal products manufactured by this segment include X-ray microanalysis systems that analyze the chemical composition of microscopic samples; X-ray sources for imaging, inspection, analytical, and thickness-gauging applications; X-ray imaging systems for quality-control inspections; systems for the rework and repair of printed circuit boards that have failed quality-control inspection; scanning probe microscopes that measure physical surface properties; and confocal laser scanning microscopes that create high-resolution three-dimensional images.
      The Temperature Control segment manufactures and markets precision temperature control systems for analytical, laboratory, industrial, research and development, laser, and semiconductor applications.
      The Test and Measurement segment manufactures data-acquisition systems, digital oscilloscopes, and recording systems used primarily in product development and process monitoring settings.


12.   Business Segments and Geographical Information (continued)

(In thousands)                                                                   1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Business Segment Information

Revenues:
  Imaging and Inspection                                                    $  85,824  $ 91,771   $  66,755
  Temperature Control                                                          61,198    56,288           -
  Test and Measurement                                                         43,995    50,841      56,444
                                                                            ---------  --------   ---------

                                                                            $ 191,017  $198,900   $ 123,199
                                                                            =========  ========   =========

Income Before Provision for Income Taxes:
  Imaging and Inspection                                                    $   1,580  $  7,422   $   9,219
  Temperature Control                                                           7,070     6,698           -
  Test and Measurement                                                           (967)    2,713       3,942
  Corporate (a)                                                                (1,740)   (2,908)     (2,436)
                                                                            ---------  --------   ---------

  Total operating income                                                        5,943    13,925      10,725
  Interest income and other expense, net                                       (2,291)   (3,525)        162
                                                                            ---------- ---------  ---------

                                                                            $   3,652  $ 10,400   $  10,887
                                                                            =========  ========   =========

Total Assets:
  Imaging and Inspection                                                    $ 110,695  $104,026   $  84,547
  Temperature Control                                                          77,356    83,509           -
  Test and Measurement                                                         42,227    43,658      50,926
  Corporate (b)                                                                19,604    22,204      17,012
                                                                            ---------  --------   ---------

                                                                            $ 249,882  $253,397   $ 152,485
                                                                            =========  ========   =========


12.   Business Segments and Geographical Information (continued)

(In thousands)                                                                   1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Depreciation and Amortization:
  Imaging and Inspection                                                    $   3,019  $  2,896   $   2,109
  Temperature Control                                                           2,469     1,911           -
  Test and Measurement                                                          1,582     1,808       2,384
  Corporate                                                                         3         -           -
                                                                            ---------  --------   ---------

                                                                            $   7,073  $  6,615   $   4,493
                                                                            =========  ========   =========

Capital Expenditures:
  Imaging and Inspection                                                    $   1,083  $  1,857   $   2,215
  Temperature Control                                                             477       516           -
  Test and Measurement                                                            621       222         547
  Corporate                                                                        18         -           -
                                                                            ---------  --------   ---------

                                                                            $   2,199  $  2,595   $   2,762
                                                                            =========  ========   =========

Geographical Information

Revenues (c):
  United States                                                             $ 165,363  $176,717   $  94,493
  Germany                                                                      11,495    12,217      14,673
  England                                                                      10,853    12,546      14,260
  Other                                                                        29,324    25,393      19,291
  Transfers among geographical areas (d)                                      (26,018)  (27,973)    (19,518)
                                                                            ---------  --------   ---------

                                                                            $ 191,017  $198,900   $ 123,199
                                                                            =========  ========   =========

Long-lived Assets (e):
  United States                                                             $  18,462  $ 20,684   $  20,361
  International                                                                   863     2,104       2,190
                                                                            ---------  --------   ---------

                                                                            $  19,325  $ 22,788   $  22,551
                                                                            =========  ========   =========

Export Revenues Included in United States Revenues Above (f)                $  59,413  $ 59,433   $  36,472
                                                                            =========  ========   =========

(a)  Primarily general and administrative expenses.
(b)  Primarily cash, cash equivalents, and available-for-sale investments.
(c)  Revenues are attributed to countries based on selling location.
(d)  Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(e)  Includes property, plant, and equipment, net, and other long-term tangible assets.
(f)  In general, export revenues are denominated in U.S. dollars.

13.   Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                            1998      1997     1996
------------------------------------------------------------------------------- -------- --------- --------

Basic
Net income                                                                      $ 1,825  $  5,848  $ 6,617
                                                                                -------  --------  -------

Weighted Average Shares, as Adjusted                                             15,324    14,694   12,437
                                                                                -------  --------  -------

Basic Earnings per Share                                                        $   .12  $    .40  $   .53
                                                                                =======  ========  =======

Diluted
Net Income                                                                      $ 1,825  $  5,848  $ 6,617
                                                                                -------  --------  -------

Weighted Average Shares                                                          15,324    14,694   12,437
Effect of Stock Options                                                              30       112      133
                                                                                -------  --------  -------

Weighted Average Shares, as Adjusted                                             15,354    14,806   12,570
                                                                                -------  --------  -------

Diluted Earnings per Share                                                      $   .12  $    .39  $   .53
                                                                                =======  ========  =======

      The computation of diluted earnings per share for each period excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of January 2, 1999, there were 311,075 of such options outstanding, with exercise prices ranging from $11.03 to $17.15 per share.

14.   Comprehensive Income

      During the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "Other comprehensive items, net," which represents certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments and unrealized net of tax gains and losses from available-for-sale investments.
      Accumulated other comprehensive items in the accompanying balance sheet consists of:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Cumulative Translation Adjustment                                                        $  (623) $ (1,035)
Net Unrealized Gain on Available-for-sale Investments                                          -        27
                                                                                         -------  --------

                                                                                         $  (623) $ (1,008)
                                                                                         =======  ========

15.    Proposed Reorganization

      On August 12, 1998, Thermo Electron announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. As part of this reorganization, Thermo Electron announced that the Company may be taken private. It is currently contemplated that the Company's public shareholders would receive cash in exchange for their shares of common stock of the Company. The completion of this transaction is subject to numerous conditions, including the establishment of the price; the approval of the Board of Directors of Thermo Instrument; the negotiation and execution of a definitive purchase and sale or merger agreement; the receipt of a fairness opinion from an investment banking firm that the transaction is fair to the Company's shareholders (other than Thermo Instrument and Thermo Electron) from a financial point of view; the approval of the Company's independent directors who are serving on a special committee for the purpose of evaluating and negotiating the proposed transaction, as well as approval by the Company's entire Board of Directors; and clearance by the Securities and Exchange Commission of any necessary documents regarding the proposed transaction.

16.   Unaudited Quarterly Information

(In thousands except per share amounts)

1998                                                                First     Second   Third(a)     Fourth
---------------------------------------------------------------- --------- ---------- ---------- ----------

Revenues                                                           $53,067   $49,058    $44,052    $44,840
Gross Profit                                                       22,670     20,624     16,485     20,323
Net Income (Loss)                                                   2,072      1,488     (2,503)       768
Basic and Diluted Earnings (Loss) per Share                           .14        .10      (.16)        .05

1997                                                             First(b)     Second      Third  Fourth(c)
---------------------------------------------------------------- --------- ---------- ---------- ----------

Revenues                                                           $37,177   $49,692    $52,271    $59,760
Gross Profit                                                       16,275     21,702     20,249     24,927
Net Income                                                          1,188      1,337        705      2,618
Basic and Diluted Earnings per Share                                  .09        .09        .05        .17

(a) Reflects a $5.4 million pretax charge for restructuring and related costs.
(b) Reflects the March 1997 acquisitions of NESLAB and PSI. (c) Reflects a $2.2 million gain from the sale of the Company's Linac business.

                    Report of Independent Public Accountants
To the Shareholders and Board of Directors of ThermoSpectra Corporation:

      We have audited the accompanying consolidated balance sheet of ThermoSpectra Corporation (a Delaware corporation and 82%-owned subsidiary of
Thermo Instrument Systems Inc.) and subsidiaries as of January 2, 1999, and
January 3, 1998, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoSpectra Corporation and subsidiaries as of January 2, 1999, and January 3,
1998, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.



                                                            Arthur Andersen LLP



Boston, Massachusetts
February 16, 1999

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

Overview

      The Company develops, manufactures, and markets precision instruments in three segments: Imaging and Inspection, Temperature Control, and Test and Measurement. These instruments are generally combined with proprietary operations and analysis software to provide industrial and research customers with integrated systems that address their specific needs. The Imaging and Inspection segment includes X-ray microanalysis instruments; X-ray fluorescence instruments; nondestructive X-ray inspection systems; specialty X-ray tubes; and confocal laser scanning microscopes. The Company broadened its product offerings to include scanning probe microscopes through the acquisitions of Park
Scientific Instruments Corporation (PSI) in March 1997 and TopoMetrix
Corporation in October 1998 (Note 3). In addition, the Company acquired Sierra
Research and Technology Inc. (SRT) in July 1997, a manufacturer of systems used for the rework and repair of printed circuit boards (Note 3). The Test and Measurement segment consists of digital oscillographic recorders, digital storage oscilloscopes (DSO's), and data acquisition systems. The Company expanded into the Temperature Control segment through its March 1997 acquisition of NESLAB Instruments, Inc., which manufactures and markets precision
Temperature Control systems for analytical, laboratory, industrial, research and development, laser, and semiconductor applications (Note 3).
      The Company's growth strategy includes acquiring complementary businesses, developing new applications for its technologies to address related markets segments, and strengthening its presence in selected geographic markets. Because the Company competes primarily on the basis of its technology in all its segments, it will also need to continually improve the technology underlying the products of any company it acquires. One of the Company's principal goals during recent quarters has been to improve operating margins. As part of this plan, the Company completed the divestiture of two low-margin product lines in December
1997 and January 1998 (Note 3) and undertook certain other restructuring actions during 1998 (Note 4).
      A significant portion of the Company's total revenues, primarily in the Imaging and Inspection and Temperature Control segments, is attributable to the sale of products and related services to customers in the semiconductor industry. The semiconductor industry has historically been cyclical and is characterized by sudden and sharp changes in supply and demand. Demand for the Company's products and services within the semiconductor industry is dependent upon, among other things, the level of capital spending by semiconductor companies. The semiconductor industry is currently experiencing a downturn in demand for its products as a result of the current economic crisis in Asia, excess manufacturing capacity, and a slowdown in sales of high-end personal computers. Many semiconductor manufacturers have delayed construction or expansion of their production facilities in response to the foregoing conditions. Further decreases in semiconductor activities could continue to have a significant adverse effect upon the demand for the Company's products and related services, which could materially adversely affect the Company's business and future results of operations.
      The Company conducts all of its manufacturing operations in the United
States. The Company sells its products worldwide. During 1998, exports to the Far East represented 15% of total revenues. Asia is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign currency exchange and interest rates, and unstable stock markets. The Company's sales to Asia have been, and

Overview (continued)

are expected to continue to be, adversely affected by the unstable economic conditions there. Additionally, certain of the Company's customers located outside of the Asian region could be adversely affected by the unstable economic conditions in Asia.
      The Company anticipates that a significant portion of its revenues in all three segments will be from sales to customers outside the United States. The
Company's business activities outside the United States are conducted through sales and service subsidiaries and through third-party representatives and distributors. The results of the Company's international operations are subject to foreign currency fluctuations, and the exchange rate value of the dollar may have a significant impact on both revenues and earnings. The Company may use forward contracts to reduce its exposure to currency fluctuations.

Results of Operations

1998 Compared With 1997
      Total revenues decreased $7.9 million to $191.0 million in 1998 from $198.9 million in 1997. Revenues increased $17.6 million due to the inclusion of revenues for the full year from NESLAB, PSI, and SRT, which were acquired during 1997, in addition to the inclusion of TopoMetrix, acquired October 1998, offset by the exclusion of revenues from the Nicolet Imaging Systems (NIS) product lines that were sold in late 1997 and early 1998. Revenues were adversely affected by approximately $4.1 million due to the strengthening in the value of the U.S. dollar relative to currencies in foreign countries in which the Company operates. Excluding the impact of acquisitions, dispositions, and foreign exchange, revenues at the Imaging and Inspection segment decreased $4.5 million in 1998, primarily due to reduced demand for semiconductor related products, a downturn in overseas markets, and a large shipment at Kevex Instruments that occurred in the first quarter of 1997. Revenues at the Temperature Control segment, excluding the impact of a full year of ownership of NESLAB, decreased
$10.2 million in 1998, due to a severe reduction in capital-equipment expenditures in the semiconductor industry. Excluding the impact of foreign exchange, revenues at the Test and Measurement segment decreased $6.6 million in 1998, primarily due to decreased demand. The Company's backlog decreased $14.4 million during 1998 to $26.0 million, primarily due to the downturn in the semiconductor industry.
      Excluding an inventory write-down of $1.1 million in 1998, primarily for discontinuing certain underperforming products (Note 4) and an inventory write-down in 1997 at NIS, the Company's gross profit margin was 42% in 1998 and 1997. Gross profit margin remained constant as savings resulting from restructuring actions were offset by lower selling prices at Kevex Instruments and Gould due to decreased demand.
      Selling, general, and administrative expenses as a percentage of revenues increased to 28% in 1998 from 27% in 1997, primarily due to decreased revenues.
The impact of decreased revenues was offset in part by lower employment and spending levels at most of the Company's subsidiaries in response to the revenue decline.
      Research and development expenses decreased to $16.3 million in 1998 from $17.3 million in 1997. Increases due to the inclusion of NESLAB and PSI for the full period in 1998 were more than offset by decreased spending due to discontinuing underperforming products, completion of efforts as a result of new-product releases, and a decrease in professional services.
      In addition to the inventory write-downs, the Company recorded restructuring charges of $4.3 million in 1998, compared with $1.0 million in 1997 (Note 4). Of the 1998 charges, $3.7 million represents severance costs and $0.6 million represents facility-closing costs. The Company plans to complete the implementation of the restructuring plan in early 1999. In connection with the closing of certain facilities, the Company expects to incur an additional
$1.3 million of costs, principally in the first quarter of 1999.
      Interest income increased to $1.3 million in 1998 from $0.7 million in 1997, due to higher average invested balances. Interest expense, related party, primarily represents interest incurred on the $60 million aggregate amount of promissory notes issued to Thermo Electron in 1997 in connection with acquisitions.

1998 Compared With 1997 (continued)
      During 1998, the Company sold its shares of SteriGenics International Inc.
common stock that were received in connection with the 1997 sale of its Linac business, resulting in a gain of $0.7 million.
      The effective tax rate was 50% in 1998, compared with 44% in 1997. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of costs in excess of net assets of acquired companies for certain of the Company's acquisitions. The effective tax rate increased principally due to the larger relative impact of nondeductible amortization of cost in excess of net assets of acquired companies.

1997 Compared With 1996
      Revenues were $198.9 in 1997, compared with $123.2 million in 1996, an increase of 61%. Revenues increased $76.6 million due to the inclusion of revenues from NESLAB, PSI, and SRT, which were acquired during 1997 and the inclusion of revenues for the full year in 1997 from Kevex Instruments and Kevex
X-Ray. Excluding the impact of acquisitions and foreign currency translation, revenues increased 2% in 1997 compared with 1996. Imaging and Inspection segment revenues, excluding the impact of acquisitions and foreign currency translation, increased $6.1 million, or 7%, to $93.1 million in 1997 from $87.0 million in 1996. The increase in revenues resulted primarily from higher demand for inspection systems manufactured by NIS and X-ray tubes manufactured by Kevex
X-Ray, offset by a decline in demand for confocal laser scanning microscopes at its NORAN subsidiary. Test and Measurement segment revenues decreased $2.5 million, or 5%, to $53.0 million in 1997 from $55.5 million in 1996, primarily due to a decline in demand. The Company's Temperature Control segment was created with the 1997 acquisition of NESLAB.
      The gross profit margin declined to 42% in 1997 from 49% in 1996. The decline in the gross profit margin is primarily attributable to the inclusion of lower-margin revenues from NESLAB, which has a gross profit margin of 36% in 1997, and to an eight percentage-point deterioration in margin levels at NIS due to an inventory write-off in the third quarter of 1997 and a change in mix from higher-margin manual systems to lower-margin automated systems. To a lesser extent, the gross margin was adversely impacted in 1997 by a deterioration in the gross profit margin for the Company's test and measurement systems and at NORAN due in part to the strengthening of the U.S. dollar.
      Selling, general, and administrative expenses as a percentage of revenues decreased to 27% in 1997 from 30% in 1996, primarily due to the inclusion of lower selling expenses as a percentage of revenues at NESLAB and, to a lesser extent, lower selling, general, and administrative expenses at Gould as a result of ongoing expense reductions, including restructuring charges taken in 1997 that reduced employee cost levels at that subsidiary (Note 4). These improvements were offset in part by the inclusion of higher selling, general, and administrative expenses as a percentage of revenues at PSI and a higher relative expense level at NORAN primarily due to lower revenues.
      Research and development expenses increased to $17.3 million in 1997 from $12.9 million in 1996, due to the inclusion of expenses at acquired businesses, offset in part by overall reduced research and development spending levels at the Company's existing operations.
      Restructuring costs in both 1997 and 1996 primarily represent severance costs incurred by Gould (Note 4).
      Other nonrecurring income in 1997 represents the sale of the Company's
Linac business to SteriGenics International Inc. for $5.0 million in cash and 109,607 shares of SteriGenics common stock valued at $2.1 million. The Linac business, which had revenues and operating income in 1997 of $3.7 million and $1.2 million, respectively, is an electron beam radiation business that offers contract sterilization services. Other nonrecurring income in 1996 represents a settlement with the prior owner of Gould, for costs incurred by Gould in connection with its Acqulab product line (Note 4).
      Interest income decreased to $0.7 million in 1997 from $0.9 million in 1996 due to lower average invested cash balances as a result of cash used to partially fund the acquisitions of the Kevex businesses, which was paid to Thermo Instrument in August 1996, and the acquisition of PSI in March 1997.
Interest expense, related party, increased to $4.2 million in 1997 from $0.8 million in 1996 due to borrowings from Thermo Electron to fund acquisitions
(Note 8).

1997 Compared With 1996 (continued)
      The effective tax rate was 44% in 1997, compared with 39% in 1996. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies for certain of the Company's acquisitions and, in 1997, the inability to benefit losses at certain of the Company's foreign subsidiaries. The increase in the effective tax rate in 1997 was due to the impact of nondeductible amortization of cost in excess of net assets of acquired companies from the acquisitions of NESLAB and PSI and increased losses at certain of the Company's foreign subsidiaries that were not benefited.

Liquidity and Capital Resources

      The Company had negative working capital of $2.3 million at January 2, 1999, compared with working capital of $53.5 million at January 3, 1998.
Included in working capital are cash and cash equivalents of $20.1 million at January 2, 1999, compared with $22.8 million at January 3, 1998. Also included in working capital are notes payable to Thermo Electron of $60.0 million at January 2, 1999, compared with $15.0 million at January 3, 1998.
      Net cash provided by operating activities was $21.1 million in 1998. A decrease in accounts receivable provided $3.6 million of cash and a decrease in accounts payable used $2.0 million in cash, primarily due to the decline in revenues and corresponding decline in purchases as result of the downturn in the semiconductor industry. A decrease in inventories, primarily at the Test and Measurement segment, provided $3.3 million due to lower sales volume. Other current liabilities provided $3.8 million primarily due to restructuring costs that were not paid by the end of 1998. Increases in amounts due to affiliates provided $3.0 million as a result of the timing of payments at year-end.
      The Company's investing activities used $4.7 million of cash in 1998. The
Company used $7.9 million, net of cash acquired, for the acquisition of TopoMetrix and received $0.8 million of cash from the sale of a product line
(Note 3) and $2.1 million from the sale of property, plant, and equipment, primarily from the sale of a building by Gould. During 1998, the Company expended $2.2 million for the purchase of property, plant, and equipment. The
Company sold its shares of SteriGenics common stock for $2.8 million during 1998
(Note 3). The Company plans to expend approximately $4 million for the purchase of property, plant, and equipment in 1999.
      During 1998, the Company's financing activities consisted primarily of the repayment of $15.0 million of long-term obligations to Thermo Electron. In March
1999, the Company paid $10.0 million of obligations to Thermo Electron.
      Although the Company expects to generate positive cash flow from its existing operations, the Company anticipates that it may require significant amounts of cash to pursue the acquisition of complementary businesses. The
Company expects that it would seek to finance any such acquisitions through a combination of internal funds and/or borrowings from Thermo Instrument or Thermo
Electron, although it has no agreement with these companies to ensure that any additional funds will be available on acceptable terms or at all. Thermo
Electron has indicated that it will seek repayment of the notes due to it in 1999 only to the extent the Company's cash flow permits such repayment.
Accordingly, the Company believes that its existing resources and cash provided by operations are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

Market Risk

      The Company is exposed to market risk from changes in foreign currency exchange rates and interest rates, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Foreign Currency Exchange Rates
      The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term.
The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in British pounds sterling, Japanese yen, French francs, Dutch guilders, and German marks.

Market Risk (continued)

The effect of a change in foreign exchange rates on the Company's net investment in foreign subsidiaries is recorded in the "Accumulated Other Comprehensive
Items" component of shareholders' investment. A 10% decrease in year-end 1998 functional currencies, relative to the U.S. dollar, would result in a $875,000 reduction of shareholders' investment.

Interest Rates
      The Company's cash and cash equivalents and certain long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in interest income and expense due to the difference between the current interest rates on these financial instruments and the variable rate that these financial instruments may adjust to in the future.

Year 2000

      The following information constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act. The Company continues to assess the potential impact of the year 2000 on the Company's internal business systems, products and operations. The Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, if necessary, for the Company's current products and certain discontinued products; (iii) contacting key suppliers and vendors to determine their year 2000 compliance status; and (iv) developing a contingency plan.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and facilities will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and facilities for year 2000 compliance, has largely been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical facilities. The Company is currently in phase two of its program, during which any noncompliant systems or facilities that were identified during phase one are prioritized and remediated. The Company is currently upgrading or replacing such noncompliant information technology systems, and this process was approximately 60% complete as of January 2, 1999.
In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. As for the Company's critical facilities, the Company is in the process of upgrading and/or replacing, for example, telephone and security systems. The Company expects that all of its material information technology systems and critical facilities will be year 2000 compliant by September 1999.
      The Company has also implemented a compliance program to test and evaluate the year 2000 readiness of the material products that it currently manufactures and sells. The Company believes that all of such material products are year 2000 compliant. However, as many of the Company's products are complex, interact with or incorporate third-party products, and operate on computer systems that are not under the Company's control, there can be no assurance that the Company has identified all of the year 2000 problems with its current products. The Company believes that certain of its older products, which it no longer manufactures or sells, may not be year 2000 compliant. The Company is continuing to test and evaluate such products. The Company is focusing its efforts on products that are still under warranty and/or are early in their expected life. The Company is offering upgrades and/or identifying potential solutions where reasonably practicable.
      The Company is in the process of identifying and assessing the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers and vendors.

Year 2000 (continued)

The Company has started to follow-up and monitor the year 2000 compliance progress of significant suppliers and vendors that indicate that they are not year 2000 compliant or that do not respond to the Company's questionnaires. The
Company has not completed the majority of its assessment of third party risk, but expects to be substantially completed by September 1999.

Contingency Plan
      The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems.
This plan may include identifying and securing other suppliers, increasing inventories and modifying production facilities and schedules. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, products, and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required.

Estimated Costs to Address the Company's Year 2000 Issues
      To date, costs incurred in connection with the year 2000 issue have not been material. The Company does not expect total year 2000 remediation costs to be material, but there can be no assurance that the Company will not encounter unexpected costs or delays in achieving year 2000 compliance. Year 2000 costs were funded from working capital. All internal costs and related external costs, other than capital additions, related to year 2000 remediation have been and will continue to be expensed as incurred. The Company does not track the internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays.
Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.




                           Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Uncertainty of Growth. Certain of the markets in which the Company competes have been flat or declining over the past several years. The Company has identified a number of strategies it believes will allow it to grow its business, including, acquiring complementary businesses, developing new applications for its technologies, and strengthening its presence in selected geographic markets. No assurance can be given that the Company will be able to successfully implement these strategies, or that these strategies will result in growth of the Company's business.

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

      Dependence on Semiconductor Industry; Industry Volatility. A significant portion of the Company's total revenues is attributable to the sale of products and related services to customers in the semiconductor industry. The semiconductor industry has historically been cyclical and is characterized by sudden and sharp changes in supply and demand. Demand for the Company's products and services within the semiconductor industry is dependent upon, among other factors, the level of capital spending by semiconductor companies. The semiconductor industry is currently experiencing a downturn in demand for its products as a result of the current economic crisis in Asia, excess manufacturing capacity, and slowdowns in sales of high-end personal computers.
Many semiconductor manufacturers have delayed construction or expansion of their production facilities in response to the foregoing conditions. Further decreases in semiconductor activities could have a significant adverse effect upon the demand for the Company's products and related services, which would materially adversely affect the Company's business and future results of operations.

      Possible Adverse Impact of Significant International Operations. The
Company expects that international sales will continue to represent a significant portion of its revenues. In 1998, international sales accounted for approximately half of the Company's total revenues. These sales carry a number of inherent risks, including risks associated with currency exchange, tariffs and other potential trade barriers, potentially reduced protection for intellectual property, the impact of recessionary environments in economies outside the United States, and generally longer receivable collection patterns.
In addition, exports to the Far East represented 15% of total revenues in 1998.


Exports to Japan represented 7% of total revenues and exports to Taiwan, South
Korea, and Singapore, collectively, represented 3% of total revenues. Asia is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. There can be no assurance that the Company's export sales to Asia will not be adversely affected by the unstable economic conditions there. Additionally, certain of the Company's customers located outside of the Asian region could be adversely affected by the unstable economic conditions there.

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

      Potential Impact of Year 2000 on Processing of Date-sensitive Information.
While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays.
Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.


                         Selected Financial Information
(In thousands except per share amounts)             1998 (a)    1997 (b)   1996 (c)   1995 (d)       1994
-------------------------------------------------- ---------- ----------- ---------- ---------- ----------

Statement of Income Data
Revenues                                            $191,017   $ 198,900   $123,199   $ 91,714   $ 42,142
Net Income                                             1,825       5,848      6,617      4,594      2,368
Earnings per Share:
  Basic                                                  .12         .40        .53        .41        .25
  Diluted                                                .12         .39        .53        .40        .25

Balance Sheet Data
Working Capital                                     $ (2,252)  $  53,540   $ 44,683   $ 35,961   $ 27,377
Total Assets                                         249,882     253,397    152,485    122,917     78,701
Long-term Obligations                                  7,300      67,300     22,300      7,300      7,300
Shareholders' Investment                             130,835     128,338     89,621     82,525     53,313

(a) Reflects the October 1998 acquisition of TopoMetrix and a $5.4 million pretax charge for restructuring and related costs.
(b) Reflects the March 1997 acquisitions of NESLAB and PSI.
(c) Reflects the March 1996 acquisition of the Kevex businesses.
(d) Reflects the May 1995 acquisition of GIS and the net proceeds of the Company's initial public offering and private placement of common stock.

Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol THS. The following table sets forth the high and low sale prices for 1998 and 1997, as reported in the consolidated transaction reporting system.

                                                                            1998                   1997
                                                                   -----------------     --------------
Quarter                                                              High        Low       High         Low
--------------------------------------------------------------- ---------- ---------- ---------- -----------

First                                                            $10 3/4   $  8 5/8    $15 1/8     $11 3/4
Second                                                            12 3/4      8 5/8     14 1/2      11 3/8
Third                                                             12 3/8      9 1/4     13 5/8       9 3/4
Fourth                                                            11 3/4      8 1/4     13 5/8       9


      As of January 29, 1999, the Company had 204 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 29, 1999, was $10 5/8 per share.

Shareholder Services
      Shareholders of ThermoSpectra Corporation who desire information about the Company are invited to contact the Investor Relations Department, ThermoSpectra Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046,
(781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material is available from Thermo Electron's Internet site (http://www.thermo.com/subsid/ths1.html).

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended January 2, 1999, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to the Investor Relations Department, ThermoSpectra Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

Annual Meeting
      The annual meeting of shareholders will be held on Thursday, May 27, 1999, at 11 a.m. at The Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.