Form 10-K/A, Exhibit 13
period 1999-01-02
THERMOSPECTRA CORP
filed 1999-10-08
CIK 929807

ThermoSpectra Corporation

                        Consolidated Financial Statements

                                      1998



ThermoSpectra Corporation                                                       1998 Financial Statements

                        Consolidated Statement of Income

                                                                                   Year Ended
                                                                     --------------------------------------
                                                                   January 2,    January 3,    December 28,
(In thousands except per share amounts)                                  1999          1998            1996
---------------------------------------------------------------- -------------- ------------- -------------

Revenues (Notes 8 and 12)                                            $191,017      $198,900       $ 123,199
                                                                     --------      --------       ---------

Costs and Operating Expenses:
  Cost of revenues (Note 8)                                           110,915       115,747          62,900
  Selling, general, and administrative expenses (Note 8)               53,643        53,182          36,493
  Research and development expenses                                    16,298        17,303          12,910
  Restructuring costs (Note 4)                                          4,320           953           1,038
  Other nonrecurring income (Note 3)                                     (102)       (2,210)           (867)
                                                                     --------      --------       ---------

                                                                      185,074       184,975         112,474
                                                                     --------      --------       ---------

Operating Income                                                        5,943        13,925          10,725

Interest Income                                                         1,333           692             935
Interest Expense                                                           (3)          (66)              -
Interest Expense, Related Party (Note 8)                               (4,334)       (4,151)           (773)
Gain on Sale of Investment (Note 3)                                       713             -               -
                                                                     --------      --------       ---------

Income Before Provision for Income Taxes                                3,652        10,400          10,887
Provision for Income Taxes (Note 6)                                     1,827         4,552           4,270
                                                                     --------      --------       ---------

Net Income                                                           $  1,825      $  5,848       $   6,617
                                                                     ========      ========       =========

Earnings per Share (Note 13)
  Basic                                                              $    .12      $    .40       $     .53
                                                                     ========      ========       =========

  Diluted                                                            $    .12      $    .39       $     .53
                                                                     ========      ========       =========

Weighted Average Shares (Note 13)
  Basic                                                                15,324        14,694          12,437
                                                                     ========      ========       =========

  Diluted                                                              15,354        14,806          12,570
                                                                     ========      ========       =========













The accompanying notes are an integral part of these consolidated financial statements.

ThermoSpectra Corporation                                                       1998 Financial Statements

                           Consolidated Balance Sheet
                                                                                    January 2, January 3,
(In thousands)                                                                            1999       1998
----------------------------------------------------------------------------------- ---------- ----------

Assets
Current Assets:
  Cash and cash equivalents                                                          $  20,717   $ 20,672
  Available-for-sale investments, at quoted market value (cost                               -      2,083
    of $2,056 in 1997; Note 2)
  Accounts receivable, less allowances of $2,386 and $1,934                             41,016     43,015
  Inventories                                                                           31,745     34,785
  Prepaid income taxes (Note 6)                                                         10,188      7,337
  Other current assets                                                                   2,271      1,774
                                                                                     ---------   --------

                                                                                       105,937    109,666
                                                                                     ---------   --------

Property, Plant, and Equipment, at Cost, Net                                            16,991     20,391
                                                                                     ---------   --------

Patents, Trademarks, and Other Assets                                                    7,280      8,108
                                                                                     ---------   --------

Cost in Excess of Net Assets of Acquired Companies (Note 3)                            119,674    115,232
                                                                                     ---------   --------

                                                                                     $ 249,882   $253,397
                                                                                     =========   ========


ThermoSpectra Corporation                                                       1998 Financial Statements

                     Consolidated Balance Sheet (continued)
                                                                                    January 2, January 3,
(In thousands except share amounts)                                                       1999       1998
----------------------------------------------------------------------------------- ---------- ----------

Liabilities and Shareholders' Investment
Current Liabilities:
  Notes payable to Thermo Electron (Notes 3 and 8)                                   $  60,000   $ 15,000
  Accounts payable                                                                      11,822     12,842
  Accrued payroll and employee benefits                                                  6,239      6,987
  Accrued installation and warranty expenses                                             4,362      4,495
  Deferred revenue                                                                       4,360      4,695
  Accrued income taxes                                                                   3,735      2,050
  Accrued restructuring costs (Note 4)                                                   2,459        244
  Other accrued expenses (Note 3)                                                       10,684      8,252
  Due to parent company and affiliated companies                                         4,528      1,561
                                                                                     ---------   --------

                                                                                       108,189     56,126
                                                                                     ---------   --------

Deferred Income Taxes (Note 6)                                                           1,651        356
                                                                                     ---------   --------

Other Deferred Items                                                                     1,907      1,277
                                                                                     ---------   --------

Long-term Obligations, Due to Related Party (Notes 3 and 8)                              7,300     67,300
                                                                                     ---------   --------

Commitments and Contingencies (Notes 7 and 8)

Shareholders' Investment (Notes 3, 5, and 10):
  Common stock, $.01 par value, 25,000,000 shares authorized;                              153        153
    15,327,620 and 15,313,506 shares issued
  Capital in excess of par value                                                       111,549    111,262
  Retained earnings                                                                     19,763     17,938
  Treasury stock at cost, 423 shares                                                        (7)        (7)
  Accumulated other comprehensive items (Note 14)                                         (623)    (1,008)
                                                                                     ---------   --------

                                                                                       130,835    128,338
                                                                                     ---------   --------

                                                                                     $ 249,882   $253,397
                                                                                     =========   ========













The accompanying notes are an integral part of these consolidated financial statements.

ThermoSpectra Corporation                                                       1998 Financial Statements

                      Consolidated Statement of Cash Flows
                                                                                  Year Ended
                                                                     --------------------------------------
                                                                   January 2,     January 3,  December 28,
(In thousands)                                                           1999           1998          1996
---------------------------------------------------------------- -------------- ------------- -------------

Operating Activities
  Net income                                                         $  1,825       $  5,848      $  6,617
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                                     7,073          6,615         4,493
      Provision for losses on accounts receivable                         689            521           199
      Gain on sales of building, investment, and                         (815)        (2,210)            -
        business, net (Note 3)
      Other noncash expenses                                            2,554          1,417           839
      Deferred income tax benefit                                      (1,432)           (40)         (796)
      Changes in current accounts, excluding the
        effects of acquisitions and dispositions:
         Accounts receivable                                            3,597           (733)       (3,444)
         Inventories                                                    3,260          4,873        (3,105)
         Other current assets                                            (170)           (81)          335
         Accounts payable                                              (1,988)        (2,330)        2,123
         Due to parent company and affiliated companies                 2,967         (2,699)          426
         Other current liabilities                                      3,841         (2,829)       (2,238)
      Other                                                              (343)            34           (21)
                                                                     --------       --------      --------

           Net cash provided by operating activities                   21,058          8,386         5,428
                                                                     --------       --------      --------

Investing Activities
  Acquisitions, net of cash acquired (Note 3)                          (7,943)       (21,142)      (22,521)
  Proceeds from sale of product lines and business                        750          4,980             -
    (Note 3)
  Refund of acquisition purchase price (Note 3)                             -              -         1,103
  Purchases of property, plant, and equipment                          (2,199)        (2,595)       (2,762)
  Proceeds from sale of property, plant, and equipment                  2,052             91           168
  Proceeds from sale and maturities of available-for-sale               2,769              -         3,000
    investments (Note 3)
  Purchases of available-for-sale investments                               -              -        (3,000)
  Other, net                                                             (111)          (926)         (733)
                                                                     --------       --------      --------

           Net cash used in investing activities                       (4,682)       (19,592)      (24,745)
                                                                     --------       --------      --------

Financing Activities
  Repayment of long-term obligation to Thermo Electron                (15,000)             -             -
  Proceeds from issuance of long-term obligations to                        -         60,000        15,000
    Thermo Electron (Note 8)
  Payment to Thermo Instrument for debt assumed in                          -        (44,907)            -
    connection with acquisition of NESLAB (Note 3)
  Net proceeds from issuance of Company common stock                       48            561            74
  Other                                                                   239           (674)          552
                                                                     --------       --------      --------

           Net cash provided by (used in) financing  activities      $(14,713)      $ 14,980      $ 15,626
                                                                     --------       --------      --------



ThermoSpectra Corporation                                                       1998 Financial Statements

                Consolidated Statement of Cash Flows (continued)
                                                                                  Year Ended
                                                                     --------------------------------------
                                                                   January 2,     January 3,  December 28,
(In thousands)                                                           1999           1998          1996
---------------------------------------------------------------- -------------- ------------- -------------

Exchange Rate Effect on Cash                                         $ (1,618)      $    318      $    (35)
                                                                     --------       --------      --------

Increase (Decrease) in Cash and Cash Equivalents                           45          4,092        (3,726)
Cash and Cash Equivalents at Beginning of Year                         20,672         16,580        20,306
                                                                     --------       --------      --------

Cash and Cash Equivalents at End of Year                             $ 20,717       $ 20,672      $ 16,580
                                                                     ========       ========      ========

Cash Paid For
  Interest                                                           $  4,335       $  4,217      $    773
  Income Taxes                                                       $  1,158       $  4,490      $  3,419

Noncash Activities
  Common stock received from sale of business (Note 3)               $      -       $  2,056      $      -

  Fair value of assets of acquired companies                         $ 10,519       $114,495      $ 29,757
  Cash paid for acquired companies                                     (7,967)       (24,379)      (22,525)
  Stock options issued in connection with acquisition                       -         (1,693)            -
    of PSI
  Stock issuable to Thermo Instrument in connection                         -        (31,315)            -
    with acquisition of NESLAB
  Debt assumed in connection with acquisition of NESLAB                     -        (44,907)            -
                                                                     --------       --------      --------

    Liabilities assumed of acquired companies                        $  2,552       $ 12,201      $  7,232
                                                                     ========       ========      ========























The accompanying notes are an integral part of these consolidated financial statements.

ThermoSpectra Corporation                                                       1998 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment
                                                                                   Year Ended
                                                                     --------------------------------------
                                                                   January 2,    January 3,   December 28,
(In thousands)                                                           1999          1998           1996
---------------------------------------------------------------- -------------- ------------- -------------

Comprehensive Income
Net Income                                                           $  1,825       $ 5,848       $  6,617
                                                                     --------       -------       --------
Other Comprehensive Items, Net (Note 14):
  Foreign currency translation adjustment                                 412          (776)            23
  Unrealized gain (loss) on available-for-sale investments                (27)           27              -
                                                                     --------       -------       --------

                                                                          385          (749)            23
                                                                     --------       -------       --------

                                                                     $  2,210       $ 5,099       $  6,640
                                                                     ========       =======       ========

Shareholders' Investment
Common Stock, $.01 Par Value:
  Balance at beginning of year                                       $    153       $   124       $    124
  Stock issued to Thermo Instrument in connection with                      -            28              -
    acquisition of NESLAB (Note 3)
  Issuance of Company common stock                                          -             1              -
                                                                     --------       -------       --------

  Balance at end of year                                                  153           153            124
                                                                     --------       -------       --------

Capital in Excess of Par Value:
  Balance at beginning of year                                        111,262        77,416         76,955
  Stock issued to Thermo Instrument in connection with                      -        31,287              -
    acquisition of NESLAB (Note 3)
  Stock options issued in connection with acquisition                       -         1,693              -
    of PSI (Note 3)
  Issuance of Company common stock                                         48           562             79
  Capital contribution from parent company                                125             -              -
  Tax benefit related to employees' and directors'  stock plans           114           304            382
                                                                     --------       -------       --------

  Balance at end of year                                              111,549       111,262         77,416
                                                                     --------       -------       --------

Retained Earnings:
  Balance at beginning of year                                         17,938        12,345          5,728
  Net income                                                            1,825         5,848          6,617
  Deemed distribution to Thermo Instrument in                               -          (255)             -
    connection with acquisition of NESLAB (Note 3)
                                                                     --------       -------       --------

  Balance at end of year                                               19,763        17,938         12,345
                                                                     --------       -------       --------

Treasury Stock:
  Balance at beginning of year                                             (7)           (5)             -
  Purchases of Company common stock                                         -            (2)            (5)
                                                                     --------       -------       --------

  Balance at end of year                                             $     (7)      $    (7)      $     (5)
                                                                     --------       -------       --------


ThermoSpectra Corporation                                                       1998 Financial Statements

         Consolidated Statement of Comprehensive Income and Shareholders' Investment (continued)
                                                                                   Year Ended
                                                                     --------------------------------------
                                                                   January 2,    January 3,   December 28,
(In thousands)                                                           1999          1998           1996
---------------------------------------------------------------- -------------- ------------- -------------

Accumulated Other Comprehensive Items (Note 14):
  Balance at beginning of year                                       $ (1,008)      $  (259)      $   (282)
  Other comprehensive items, net                                          385          (749)            23
                                                                     --------       -------       --------

  Balance at end of year                                                 (623)       (1,008)          (259)
                                                                     --------       -------       --------

                                                                     $130,835      $128,338       $ 89,621
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

Relationship with Thermo Instrument Systems Inc. and Thermo Electron Corporation
      The Company was incorporated in August 1994 as an indirect, wholly owned subsidiary of Thermo Instrument Systems Inc. As of January 2, 1999, Thermo
Instrument owned 12,637,417 shares of the Company's common stock, representing
82% of such stock outstanding. Thermo Instrument is an 85%-owned subsidiary of Thermo Electron Corporation. As of January 2, 1999, Thermo Electron owned
1,491,453 shares of the Company's common stock, representing 10% of such stock outstanding.
     Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. As part of this reorganization, Thermo Electron announced that the Company may be taken private
(Note 16).

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

Cash and Cash Equivalents
      At year-end 1998 and 1997, $10,323,000 and $14,311,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite
Rate plus 25 basis points, set at the beginning of each quarter (Note 16).
      At year-end 1998, $147,000 of the Company's cash equivalents, denominated in Dutch guilders, were invested in a repurchase agreement with a wholly owned subsidiary of Thermo Electron under terms similar to those outlined in the above agreement, except that the rate earned is based on Netherlands market rates, set at the beginning of each month.
      The Company, along with other subsidiaries of Thermo Electron, participates in a notional pool arrangement with Barclays Bank, which includes a $71 million credit facility. The Company has access to $2,423,000 under this credit facility, which is included in the amount available for use as discussed in Note 9. Only U.K.-based subsidiaries of Thermo Electron participate in this arrangement. Under this arrangement, Barclays notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants.
Thermo Electron guarantees all of the obligations of each participant in this arrangement. At year-end 1998 and 1997, the Company had a positive cash balance under this arrangement of $1,958,000 and $44,000, respectively.
      At year-end 1998 and 1997, the Company's cash equivalents also included investments in short-term certificates of deposit held by the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.



1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead.
The components of inventories are:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Raw Materials and Supplies                                                               $18,355  $ 16,850
Work in Process                                                                            5,899     7,096
Finished Goods                                                                             7,491    10,839
                                                                                         -------  --------

                                                                                         $31,745  $ 34,785
                                                                                         =======  ========

      The Company periodically reviews the quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of revenues any amounts required to reduce the carrying value of inventories to net realizable value.

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

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

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

3.    Acquisitions and Dispositions (continued)

      In March 1997, Thermo Instrument acquired Life Sciences International PLC
(LSI), a London Stock Exchange-listed company. In July 1997, the Company agreed to acquire NESLAB Instruments, Inc. and its related sales and service entity, NESLAB Instruments Europa BV in the Netherlands, (collectively, NESLAB), a global supplier of temperature control systems and former LSI subsidiary, from Thermo Instrument for $76,222,000. The purchase price represents the sum of the net tangible book value of the business as of June 28, 1997, plus a percentage of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of LSI, based on NESLAB's 1996 revenues relative to LSI's
1996 consolidated revenues. The Company believes that this allocation methodology is reasonable and in accordance with the guidance provided by Securities and Exchange Commission Staff Accounting Bulletin (SAB) 55 (Topic
1:B).
      The purchase price of NESLAB consisted of 2,759,042 shares of Company common stock valued at $31,315,000 issued to Thermo Instrument and the assumption of $44,907,000 of debt to Thermo Instrument, which was subsequently paid. To repay the debt assumed from Thermo Instrument, the Company borrowed
$45,000,000 from Thermo Electron (Note 8). The cost of this acquisition exceeded the estimated fair value of the net assets by $57,774,000.
      Because the Company and NESLAB were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests.
Accordingly, the accompanying financial statements include the results of NESLAB from March 12, 1997, the date the business was acquired by Thermo Instrument and the shares issued have been treated as outstanding from that date. The purchase price included $255,000 for the increase in net book value from the date the business was acquired by Thermo Instrument to June 28, 1997. This amount was recorded as a reduction in retained earnings.
      In March 1997, the Company acquired PSI, a manufacturer of scanning-probe microscopes used in industry and academia to test and measure the topography and other surface properties of materials, for $16,702,000 in cash, including the repayment of $1,300,000 of bank debt. In addition, the Company assumed outstanding PSI stock options, which were converted into stock options that are exercisable into 144,941 shares of Company common stock at a weighted average exercise price of $3.07 per share, with an aggregate value of $1,693,000 as of the date of the merger agreement. The cost of this acquisition exceeded the estimated fair value of the net assets by $14,132,000. To partially finance the acquisition, the Company borrowed $10,000,000 from Thermo Electron (Note 8).
      In March 1996, Thermo Instrument acquired a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons plc, a wholly owned subsidiary of Rhone-Poulenc Rorer, Inc. Pursuant to an agreement executed in August 1996, the Company acquired Kevex Instruments and Kevex X-Ray
(the Kevex businesses), which were formerly part of Fisons, from Thermo
Instrument for $21,567,000 in cash. To partially finance the acquisition, the Company borrowed $15,000,000 from Thermo Electron, which was repaid in 1998
(Note 8). The purchase price was determined based on the net book value of the Kevex businesses at March 29, 1996, and a pro rata allocation of Thermo
Instrument's total cost in excess of the net assets of acquired companies recorded in connection with the acquisition of the Fisons businesses. The
Company believes that this allocation methodology is reasonable and in accordance with the guidance provided by SAB 55 (Topic 1:B). The cost of this acquisition exceeded the estimated fair value of the net assets by $10,046,000.
Kevex Instruments is a manufacturer of X-ray microanalyzers and X-ray fluorescence instruments and Kevex X-Ray is a manufacturer of specialty X-ray sources.
      Because the Company and the Kevex businesses were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the Company's 1996 financial statements include the results of the Kevex businesses from March 29, 1996, the date these businesses were acquired by Thermo Instrument. During 1996, the Company acquired two additional companies for an aggregate $900,000 in cash.
      Except for NESLAB and the Kevex businesses, the acquisitions described above have been accounted for using the purchase method of accounting and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. Allocation of the purchase price for these acquisitions was based

3.    Acquisitions and Dispositions (continued)

on estimates of the fair value of the net assets acquired and, for TopoMetrix, is subject to adjustment. The Company has gathered no information that indicates the final allocation of the purchase price for TopoMetrix will differ materially from the preliminary estimate.
      In connection with these acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task
Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions.
      A summary of the changes in accrued acquisition expenses for severance follows:

                                             Imaging and            Temperature
                                              Inspection              Control
                                               Segment                Segment
                                  ----------------------------- -----------------
(In thousands)                            Kevex     TopoMetrix            NESLAB      Other          Total
--------------------------------- -------------- -------------- ----------------- ---------- --------------

Balance at December 30, 1995             $    -         $    -         $   -         $  570         $  570
  Reserves established                      730              -             -              -            730
  Usage                                    (207)             -             -           (344)          (551)
  Decrease due to finalization of             -              -             -           (191)          (191)
    restructuring plan, recorded
    as a decrease to cost in
    excess of net assets of
    acquired companies
                                         ------         ------         -----         ------         ------

Balance at December 28, 1996                523              -             -             35            558
  Reserves established                        -              -           150             23            173
  Usage                                    (265)             -           (67)           (58)          (390)
  Decrease due to finalization             (147)             -            (8)             -           (155)
    of restructuring plan,
    recorded as a decrease to
    cost in excess of net
    assets of acquired companies
                                         ------         ------         -----         ------         ------

Balance at January 3, 1998                  111              -            75              -            186
  Reserves established                        -            149             -              -            149
  Usage                                    (111)          (119)            -              -           (230)
  Decrease due to finalization                -              -           (75)             -            (75)
    of restructuring plan,
    recorded as a decrease to
    cost in excess of net
    assets of acquired companies
                                         ------         ------         -----         ------         ------

Balance at January 2, 1999                    -             30             -              -             30
                                                                (Unaudited)
  Reserves established                        -             39             -              -             39
  Usage                                       -            (63)            -              -            (63)
                                         ------         ------         -----         ------         ------

Balance at July 3, 1999                  $    -         $    6         $   -         $    -         $    6
                                         ======         ======         =====         ======         ======


3.    Acquisitions and Dispositions (continued)

      A summary of the changes in accrued acquisition expenses for the abandonment of excess facilities follows:

                                             Imaging and            Temperature
                                              Inspection              Control
                                               Segment                Segment
                                  ----------------------------- -----------------
(In thousands)                            Kevex     TopoMetrix            NESLAB      Other          Total
--------------------------------- -------------- -------------- ----------------- ---------- --------------

Balance at December 30, 1995            $     -        $     -        $    -        $   989        $   989
  Reserves established                      377              -             -              1            378
  Usage                                    (335)             -             -           (700)        (1,035)
  Decrease due to finalization of             -              -             -           (114)          (114)
    restructuring plan, recorded
    as a decrease to cost in
    excess of net assets of
    acquired companies
                                        -------        -------        ------        -------        -------

Balance at December 28, 1996                 42              -             -            176            218
  Reserves established                        -              -           588              -            588
  Usage                                     (42)             -             -            (85)          (127)
  Decrease due to finalization                -              -          (135)           (91)          (226)
    of restructuring plan,
    recorded as a decrease to
    cost in excess of net
    assets of acquired companies
  Currency translation                        -              -           (53)             -            (53)
                                        -------        -------        ------        -------        -------

Balance at January 3, 1998                    -              -           400              -            400
  Reserves established                        -            602             -              -            602
  Usage                                       -           (237)         (213)             -           (450)
  Decrease due to finalization                -              -          (166)             -           (166)
    of restructuring plan,
    recorded as a decrease to
    cost in excess of net
    assets of acquired companies
  Currency translation                        -              -            30              -             30
                                        -------        -------        ------        -------        -------

Balance at January 2, 1999                    -            365            51              -            416

                                                                (Unaudited)
  Reserves established                        -            207             -              -            207
  Usage                                       -           (407)          (40)             -           (447)
  Currency translation                        -              -            (5)             -             (5)
                                        -------        -------        ------        -------        -------

Balance at July 3, 1999                 $     -        $   165        $    6        $     -        $   171
                                        =======        =======        ======        =======        =======

      The increase in accrued acquisition expenses in 1996 primarily related to severance across all functions at the Imaging and Inspection segment's Kevex Instruments subsidiary and relocation of its California sales and service office to another California facility and the closure of its Japan sales and service office. The increase in accrued acquisition expenses in 1997 principally related to lease costs at the Temperature Control segment's NESLAB Instruments subsidiary's Netherlands facility, which was abandoned, and severance across all functions at this business. The increase in accrued acquisition expenses in 1998 and 1999 principally related to cancellation of operating leases at the Imaging and Inspection segment's TopoMetrix subsidiary's sales and services office in Germany and at its manufacturing facility in California, both of which were closed. In addition, the increase represented severance across all functions at this business.
      Unresolved matters at January 2, 1999, primarily included completion of abandonment of excess facilities for TopoMetrix. Accrued acquisition expenses are included in other accrued expenses in the accompanying balance sheet.
      Based on unaudited data, the following table presents selected financial information for the Company, NESLAB, PSI, and the Kevex businesses, on a pro forma basis, assuming that the Company and these acquired businesses had been combined since the beginning of 1996. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

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

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions of NESLAB, PSI, and the Kevex businesses been made at the beginning of 1996.
      In 1996, the Company finalized negotiations with the former owner of Gould
Instrument Systems, Inc. in connection with amounts claimed by the Company for the discontinuance of the Acqulab product line, which was sold to the Company as part of the 1995 purchase of Gould. Of the $1,970,000 settlement received, $1,103,000 related to a reduction of the purchase price principally for the unrealized earning potential of the Acqulab product line, resulting in a reduction of cost in excess of net assets of acquired companies in 1996. The remaining $867,000 related to a reimbursement of expenses incurred subsequent to the acquisition of Gould for the ongoing development of Acqulab. This amount is classified as other nonrecurring income in the accompanying 1996 statement of income.

Dispositions
      In January 1998, the Company's Nicolet Imaging Systems (NIS) division sold its security screening product line to OSI Systems, Inc. for $750,000 in cash for a nominal loss. The product line represented less than 1.0% of the Company's revenues. During 1998, the Company sold real estate for a gain of $106,000.
      In December 1997, the Company sold its Linac business to SteriGenics
International, Inc. for $4,980,000 in cash and 109,607 shares of SteriGenics common stock valued at $2,056,000, resulting in a gain of $2,210,000. The Linac business is an electron beam radiation business that offers contract sterilization services. The Company sold its shares of SteriGenics common stock in 1998 and realized a gain of $713,000.

4.    Restructuring Costs

      During 1998, the Company recorded restructuring and related costs of $5,399,000. Restructuring costs of $4,320,000, which were accounted for in accordance with EITF 94-3, consist of $3,712,000 related to severance costs for 259 employees across all functions and $608,000 related primarily to facility-closing costs. The charge for facility-closing costs includes $490,000 for write-downs of related fixed assets. In addition, the Company recorded an inventory write-down totaling $1,079,000 related to the discontinuation of certain underperforming products, which is included in cost of revenues in the accompanying 1998 statement of income. As of January 2, 1999, the Company had terminated 182 employees and had expended $1,371,000 of the established reserves. During the first six months of 1999, the Company terminated 36 additional employees and recorded additional restructuring costs of $875,000.
Such costs consist of $265,000 related to severance costs for nine employees at a foreign sales office, $201,000 for facility-closing costs, and $409,000 related to certain business relocation and related costs.
      In 1997, the Company's Gould subsidiary incurred a $953,000 restructuring charge, related primarily to severance costs for 40 employees terminated during 1997. Accrued restructuring costs of $244,000 in the accompanying 1997 balance sheet relates to these actions and was expended during 1998. In addition, in 1997 the Company's NIS division recorded an inventory write-down of $0.8 million, related primarily to the discontinuation of an underperforming product, which is included in cost of revenues in the accompanying 1997 statement of income.
      In 1996, Gould incurred $1,038,000 in connection with a restructuring plan, which included the termination of approximately 40 employees.

4.    Restructuring Costs (continued)

      The Company recorded charges for its restructuring plans as follows:

                                                               Abandonment          Other          Total
                                                                 of Excess
(In thousands)                                     Severance    Facilities
------------------------------------------------- ----------- ------------- -------------- --------------

1996 Restructuring Plan
  Costs incurred in 1996 (a)                         $ 1,038        $    -        $     -        $ 1,038
  1996 Usage                                             (14)            -              -            (14)
                                                     -------        ------        -------        -------

  Balance at December 28, 1996                         1,024             -              -          1,024
  1997 Usage                                          (1,024)            -              -         (1,024)
                                                     -------        ------        -------        -------

  Balance at January 3, 1998                         $     -        $    -        $     -        $     -
                                                     =======        ======        =======        =======

1997 Restructuring Plan
  Costs incurred in 1997 (b)                         $   953        $    -        $     -        $   953
  1997 Usage                                            (709)            -              -           (709)
                                                     -------        ------        -------        -------

  Balance at January 3, 1998                             244             -              -            244
  1998 Usage                                            (244)            -              -           (244)
                                                     -------        ------        -------        -------

  Balance at January 2, 1999                         $     -        $    -        $     -        $     -
                                                     =======        ======        =======        =======

1998 Restructuring Plan
  Costs incurred in 1998 (c)                         $ 3,712        $  118        $     -        $ 3,830
  1998 Usage                                          (1,253)         (118)             -         (1,371)
                                                     -------        ------        -------        -------

  Balance at January 2, 1999                           2,459             -              -          2,459

                                                                       (Unaudited)
  Costs incurred in 1999 (d)                             265           201            409            875
  1999 Usage                                          (1,773)         (201)          (409)        (2,383)
  Currency translation                                   (44)            -              -            (44)
                                                     -------        ------        -------        -------

  Balance at July 3, 1999                            $   907        $    -        $     -        $   907
                                                     =======        ======        =======        =======

(a) Reflects restructuring costs recorded by the Test and Measurement segment.
(b) Reflects restructuring costs recorded by the Test and Measurement segment.
    Excludes noncash inventory write-down of $0.8 million included in cost of revenues and recorded by the Imaging and Inspection segment.
(c) Reflects restructuring costs of $1.2 million, $2.4 million, and $0.2 million recorded by the Imaging and Inspection, Test and Measurement, and Temperature Control segments, respectively. Excludes noncash inventory write-down of $1.1 million included in cost of revenues, of which $0.5 million was recorded by the Imaging and Inspection segment and $0.6 million was recorded by the Test and Measurement segment. Excludes provision of $0.5 million for an asset write-down, of which $0.4 million was recorded by the Imaging and Inspection segment and $0.1 million was recorded by the Test and Measurement segment.
(d) Reflects restructuring costs recorded by the Imaging and Inspection segment.

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

                                                       1998               1997                 1996
                                               ------------------  ------------------  --------------------
                                                         Weighted            Weighted             Weighted
                                                          Average             Average              Average
                                                         Exercise            Exercise             Exercise
                                                            Price               Price                Price
                                                Number              Number               Number
                                                    of                  of                   of
(Shares in thousands)                           Shares              Shares               Shares
---------------------------------------------- -------- ---------- -------- ---------- --------- ----------

Options Outstanding, Beginning of Year           1,256     $11.23      971     $12.10       862     $11.32
  Issued upon acquisition of PSI                     -          -      145       3.07         -          -
  Granted                                          370      10.73      374      10.46       183      15.26
  Exercised                                        (14)      3.44     (105)      4.20        (8)     10.00
  Forfeited                                       (306)     12.17     (129)     12.02       (66)     10.89
  Canceled due to exchange                         (87)     14.50        -          -         -          -
                                                 -----               -----               ------

Options Outstanding, End of Year                 1,219     $10.70    1,256     $11.23       971     $12.10
                                                 =====     ======    =====     ======    ======     ======

Options Exercisable                              1,212     $10.74    1,238     $11.35       971     $12.10
                                                 =====     ======    =====     ======    ======     ======

Options Available for Grant                        388                 172                  121
                                                 =====               =====               ======


5.    Employee Benefit Plans (continued)

      A summary of the status of the Company's stock options at January 2, 1999, is:

                                                                      Options Outstanding
                                                      -----------------------------------------------------
                                                           Number            Weighted             Weighted
                                                               of             Average              Average
                                                           Shares           Remaining             Exercise
Range of Exercise Prices                           (In thousands)    Contractual Life                Price
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
                                                                                         =======   ======

      At year-end 1998, the Company had foreign and federal tax loss carryforwards of $23,497,000 and $6,088,000, respectively. The valuation allowance relates to uncertainty surrounding the realization of the tax loss carryforwards, for which realization is limited to the future income of certain subsidiaries. The federal tax loss carryforwards expire in the years 2008 through 2010. Foreign tax loss carryforwards of $313,000 expire in 2006, while the remainder do not expire. Any resulting benefit from the loss carryforwards will first be used to reduce cost in excess of net assets of acquired companies, with any remaining benefit used to reduce other acquired intangible assets.
      A provision has not been made for U.S. or additional foreign taxes on $5,695,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.

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

Repurchase Agreement
      The Company invests excess cash in repurchase agreements with Thermo
Electron as discussed in Notes 1 and 16.

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
                                                                                         =======  ========


8.    Related-party Transactions (continued)

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


12.   Business Segments and Geographical Information (continued)

(In thousands)                                                                   1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Business Segment Information

Revenues:
  Imaging and Inspection                                                    $  85,824  $ 91,771   $  67,711
  Temperature Control                                                          61,198    56,288           -
  Test and Measurement                                                         43,995    50,841      55,488
                                                                            ---------  --------   ---------

                                                                            $ 191,017  $198,900   $ 123,199
                                                                            =========  ========   =========

Income Before Provision for Income Taxes:
  Imaging and Inspection                                                    $   1,580  $  7,422   $   9,219
  Temperature Control                                                           7,070     6,698           -
  Test and Measurement                                                           (967)    2,713       3,942
  Corporate (a)                                                                (1,740)   (2,908)     (2,436)
                                                                            ---------  --------   ---------

  Total operating income                                                        5,943    13,925      10,725
  Interest and other income (expense), net                                     (2,291)   (3,525)        162
                                                                            ---------- --------   ---------

                                                                            $   3,652  $ 10,400   $  10,887
                                                                            =========  ========   =========

Total Assets:
  Imaging and Inspection                                                    $ 110,695  $104,026   $  84,547
  Temperature Control                                                          77,356    83,509           -
  Test and Measurement                                                         42,227    43,658      50,926
  Corporate (b)                                                                19,604    22,204      17,012
                                                                            ---------  --------   ---------

                                                                            $ 249,882  $253,397   $ 152,485
                                                                            =========  ========   =========


12.   Business Segments and Geographical Information (continued)

(In thousands)                                                                   1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Depreciation and Amortization:
  Imaging and Inspection                                                    $   3,019  $  2,896   $   2,109
  Temperature Control                                                           2,469     1,911           -
  Test and Measurement                                                          1,582     1,808       2,384
  Corporate                                                                         3         -           -
                                                                            ---------  --------   ---------

                                                                            $   7,073  $  6,615   $   4,493
                                                                            =========  ========   =========

Capital Expenditures:
  Imaging and Inspection                                                    $   1,083  $  1,857   $   2,215
  Temperature Control                                                             477       516           -
  Test and Measurement                                                            621       222         547
  Corporate                                                                        18         -           -
                                                                            ---------  --------   ---------

                                                                            $   2,199  $  2,595   $   2,762
                                                                            =========  ========   =========

Geographical Information

Revenues (c):
  United States                                                             $ 165,363  $176,717   $  94,493
  Germany                                                                      11,495    12,217      14,673
  England                                                                      10,853    12,546      14,260
  Other                                                                        29,324    25,393      19,291
  Transfers among geographical areas (d)                                      (26,018)  (27,973)    (19,518)
                                                                            ---------  --------   ---------

                                                                            $ 191,017  $198,900   $ 123,199
                                                                            =========  ========   =========

Long-lived Assets (e):
  United States                                                             $  18,462  $ 20,684   $  20,361
  International                                                                   863     2,104       2,190
                                                                            ---------  --------   ---------

                                                                            $  19,325  $ 22,788   $  22,551
                                                                            =========  ========   =========

Export Revenues Included in United States Revenues Above (f)                $  59,413  $ 59,433   $  36,472
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

16.   Subsequent Events

Proposed Merger
      On May 21, 1999, the Company entered into a definitive agreement and plan of merger with Thermo Instrument pursuant to which Thermo Instrument would acquire all of the outstanding shares of Company common stock held by shareholders other than Thermo Instrument and Thermo Electron in exchange for $16.00 in cash per share, without interest. Following the merger, the Company's common stock would cease to be publicly traded. The Board of Directors of the Company unanimously approved the merger agreement based on a recommendation by a special committee of the Board of Directors, consisting solely of outside directors of the Company. The special committee's recommendation was based on extensive negotiations, related to the pricing and terms of this proposed transaction, with representatives of Thermo Instrument. The completion of this merger is subject to certain conditions, including shareholder approval of the merger agreement and the completion of review by the Securities and Exchange
Commission of certain required filings. Thermo Electron and Thermo Instrument intend to vote all of their shares of common stock of the Company in favor of approval of the merger agreement and, therefore, approval of the merger agreement is assured. This merger is expected to be completed in the fourth quarter of 1999.

Cash Management Arrangement
      Effective June 1, 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. The
Company will report amounts invested in this arrangement as "advance to affiliate" in its balance sheet beginning in the second quarter of 1999.
      In addition, under the new domestic cash management arrangement, amounts borrowed from Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 150 basis points, set at the beginning of each month. The Company had no borrowings under this arrangement as of July 3, 1999.

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



                                                             Arthur Andersen LLP



Boston, Massachusetts
February 16, 1999 (except with respect to certain matters discussed in Note 16, as to which the date is June 1, 1999)

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

Overview

      The Company develops, manufactures, and markets precision instruments in three segments: Imaging and Inspection, Temperature Control, and Test and Measurement. These instruments are generally combined with proprietary operations and analysis software to provide industrial and research customers with integrated systems that address their specific needs. The Imaging and Inspection segment includes X-ray microanalysis instruments; X-ray fluorescence instruments; nondestructive X-ray inspection systems; specialty X-ray tubes; and confocal laser scanning microscopes. The Company broadened its product offerings to include scanning probe microscopes through the acquisitions of Park
Scientific Instruments Corporation (PSI) in March 1997 and TopoMetrix
Corporation in October 1998 (Note 3). In addition, the Company acquired Sierra
Research and Technology Inc. (SRT) in July 1997, a manufacturer of systems used for the rework and repair of printed circuit boards (Note 3). The Test and Measurement segment includes digital oscillographic recorders, digital storage oscilloscopes (DSOs), and data acquisition systems. The Company expanded into the Temperature Control segment through its March 1997 acquisition of NESLAB
Instruments, Inc., which manufactures and markets precision temperature control systems for analytical, laboratory, industrial, research and development, laser, and semiconductor applications (Note 3).
      The Company's growth strategy includes acquiring complementary businesses, developing new applications for its technologies to address related market segments, and strengthening its presence in selected geographic markets. Because the Company competes primarily on the basis of its technology in all its segments, it will also need to continually improve the technology underlying the products of any company it acquires. One of the Company's principal goals during recent quarters has been to improve operating margins. As part of this plan, the Company completed the divestiture of two low-margin product lines in December
1997 and January 1998 (Note 3) and undertook certain other restructuring actions during 1998 (Note 4).
      A significant portion of the Company's total revenues, primarily in the Imaging and Inspection and Temperature Control segments, is attributable to the sale of products and related services to customers in the semiconductor industry. The semiconductor industry has historically been cyclical and is characterized by sudden and sharp changes in supply and demand. Demand for the Company's products and services within the semiconductor industry is dependent upon, among other things, the level of capital spending by semiconductor companies. The semiconductor industry has been experiencing weakness in demand for its products as a result of the economic crisis in Asia, excess manufacturing capacity, and a slowdown in sales of high-end personal computers.
Many semiconductor manufacturers delayed construction or expansion of their production facilities in response to the foregoing conditions. The slowdown in semiconductor activity began to affect demand for the Company's products in the second quarter of 1998. During the first six months of 1999, the semiconductor industry has shown some increased activity, but not to the levels experienced prior to this most recent slowdown. Continued fluctuation in the semiconductor industry could have a significant adverse effect upon the demand for the Company's products and related services, which could materially adversely affect the Company's business and future results of operations.
      The Company conducts all of its manufacturing operations in the United
States. The Company sells its products worldwide. During 1998, exports to the Far East represented 15% of total revenues. Asia is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign currency exchange and interest rates, and unstable stock markets. The Company's sales to Asia have been, and

Overview (continued)

are expected to continue to be, adversely affected by the unstable economic conditions in that region. Additionally, certain of the Company's customers located outside of the Asian region could be adversely affected by the unstable economic conditions in Asia.
      The Company anticipates that a significant portion of its revenues in all three segments will be from sales to customers outside the United States. The
Company's business activities outside the United States are conducted through sales and service subsidiaries and through third-party representatives and distributors. The results of the Company's international operations are subject to foreign currency fluctuations, and the exchange rate value of the dollar may have a significant impact on both revenues and earnings. The Company may use forward contracts to reduce its exposure to currency fluctuations.

Results of Operations

1998 Compared With 1997
      Total revenues decreased $7.9 million to $191.0 million in 1998 from $198.9 million in 1997. Revenues increased $17.6 million due to the inclusion of $22.4 million of revenues for the full year from NESLAB, PSI, and SRT, which were acquired during 1997, in addition to the inclusion of TopoMetrix, acquired
October 1998, offset by the exclusion of $4.8 million of revenues resulting from the sale of the Nicolet Imaging Systems (NIS) product lines in late 1997 and early 1998. Revenues were adversely affected by approximately $4.1 million due to the strengthening in the value of the U.S. dollar relative to currencies in foreign countries in which the Company operates. Revenues from the Imaging and Inspection segment decreased $6.0 million to $85.8 million in 1998 from $91.8 million in 1997. Excluding the impact of acquisitions of $7.3 million, dispositions of $4.8 million, and the negative effects of foreign currency translation of $3.9 million, revenues from the Imaging and Inspection segment decreased $4.5 million, primarily due to reduced demand for semiconductor related products of $2.5 million, a shipment at Kevex Instruments of $1.0 million that occurred in the first quarter of 1997, and a downturn in overseas markets of $0.9 million. Revenues from the Temperature Control segment increased
$4.9 million to $61.2 million in 1998 from $56.3 million in 1997, primarily due to the inclusion of $15.1 million of revenues for the full year from NESLAB.
This increase was offset in part by a decrease of $10.2 million, due to a severe reduction in capital-equipment expenditures in the semiconductor industry.
Revenues from the Test and Measurement segment decreased $6.8 million to $44.0 million in 1998 from $50.8 million in 1997, including $0.2 million resulting from currency translation, primarily due to decreased demand. The Company's backlog decreased $14.4 million during 1998 to $26.0 million, primarily due to the downturn in the semiconductor industry.
      The gross profit margin was unchanged at 42% in 1998 and 1997. The Company recorded inventory write-downs of $1.1 million and $0.8 million in 1998 and 1997, respectively, primarily for discontinuing certain underperforming products. The write-downs in 1998 included certain recorders and plotters in the Test and Measurement segment and excess inventories in the Imaging and Inspection segment due to consolidation of facilities. The write-down in 1997 included X-ray inspection systems that the Imaging and Inspection segment discontinued (Note 4). The inventory write-downs were recorded in cost of revenues. The gross profit margin remained constant as savings resulting from restructuring actions were offset by lower selling prices at Kevex Instruments and Gould due to decreased demand.
      Selling, general, and administrative expenses as a percentage of revenues increased to 28% in 1998 from 27% in 1997, primarily due to decreased revenues.
The impact of decreased revenues was offset in part by lower employment and spending levels at most of the Company's subsidiaries in response to the revenue decline.
      Research and development expenses decreased to $16.3 million in 1998 from $17.3 million in 1997. Research and development expenses decreased $1.7 million due to the completion of efforts as a result of new product releases, $0.6 million due to the discontinuation of underperforming products, and $0.2 million due to a decrease in professional services. These decreases were offset in part by an increase of $1.5 million due to the inclusion of expenses from NESLAB, PSI, and SRT for the full period in 1998.

1998 Compared With 1997 (continued)
      In addition to the inventory write-downs, the Company recorded restructuring charges of $4.3 million in 1998 and $1.0 million in 1997 (Note 4).
The 1998 charges consisted of severance costs of $3.7 million and facility-closing costs of $0.6 million. The 1998 actions arose as a result of lower sales volume due to a downturn in the semiconductor industry, an economic crisis in Asia, and lower demand and will be completed in 1999. Of the total
1998 charge for severance of $3.7 million, $1.2 million was recorded by the Imaging and Inspection segment's Kevex subsidiary, $2.3 million by the Test and Measurement segment's Gould subsidiary, and $0.2 million by the Temperature
Control segment's NESLAB subsidiary. The severance charge was for terminations across all functions. Of the total 1998 charge for facility-closing costs of $0.6 million, $0.4 million was for the write-off of building improvements at Kevex's southern California facility, which closed in the fourth quarter of 1998 and was consolidated with other facilities in northern California and Wisconsin.
The balance was principally for fixed assets at Gould's U.K. facility, which was consolidated with another U.K. facility. The Company's 1998 and 1997 actions generally occurred over a short period of time and, consequently, the Company does not believe that the restructuring actions materially affected its ongoing business. The relocation of Kevex's facility was announced in the third quarter of 1998 and occurred in the following quarter and, as a result, the Company believes that some disruption to operations occurred, although the effect is not deemed material. Of the total 1998 charges of $4.3 million, $3.8 million represents cash costs, of which $1.4 million was paid in 1998 and $1.5 million was paid in the first six months of 1999. The Company expects that the balance will be paid over the remainder of 1999. The 1998 restructuring actions are expected to result in lower annual payroll costs of approximately $10 million.
      Interest income increased to $1.3 million in 1998 from $0.7 million in 1997, due to higher average invested balances. Interest expense, related party, primarily represents interest incurred on the $60 million aggregate amount of promissory notes issued to Thermo Electron in 1997 in connection with acquisitions.
      During 1998, the Company sold its shares of SteriGenics International Inc.
(SteriGenics) common stock that were received in connection with the 1997 sale of its Linac business, resulting in a gain of $0.7 million.
      The effective tax rate was 50% in 1998, compared with 44% in 1997. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies for certain of the Company's acquisitions. The effective tax rate increased principally due to the larger relative impact of nondeductible amortization of cost in excess of net assets of acquired companies.

1997 Compared With 1996
      Revenues were $198.9 million in 1997, compared with $123.2 million in 1996, an increase of 61%. Revenues increased $76.6 million due to the inclusion of revenues from NESLAB, PSI, and SRT, which were acquired during 1997 and the inclusion of revenues for the full year in 1997 from Kevex Instruments and Kevex
X-Ray. Excluding the impact of acquisitions and the negative effects of foreign currency translation of $3.5 million, revenues increased 2% in 1997. Revenues from the Imaging and Inspection segment increased $24.1 million to $91.8 million in 1997 from $67.7 million in 1996, primarily due to the inclusion of $20.3 million in revenues from acquisitions and higher demand for inspection systems manufactured by NIS of $6.6 million and X-ray tubes manufactured by Kevex X-Ray of $1.6 million. These increases were offset in part by a decrease in revenues due to a decline in demand for confocal laser scanning microscopes at NORAN of $2.5 million and the negative effects of foreign currency translation of $1.4 million. Test and Measurement segment revenues decreased $4.7 million, or 8%, to $50.8 million in 1997 from $55.5 million in 1996, primarily due to a decline in demand and the negative effects of currency translation of $2.1 million. The
Company's Temperature Control segment was created with the 1997 acquisition of NESLAB.
      The gross profit margin declined to 42% in 1997 from 49% in 1996. The decline in the gross profit margin is primarily attributable to the inclusion of lower-margin revenues from NESLAB, which had a gross profit margin of 36% in 1997, and to an eight percentage-point deterioration in margin levels at NIS due to an inventory write-down of $0.8 million in the third quarter of 1997 and a change in mix from higher-margin manual systems to lower-margin

1997 Compared With 1996 (continued)
automated systems. The inventory write-down included X-ray inspection systems that the Imaging and Inspection segment discontinued and was recorded in cost of revenues. To a lesser extent, the gross margin was adversely impacted in 1997 by a deterioration in the gross profit margin for the Company's test and measurement systems and at NORAN due in part to the strengthening of the U.S.
dollar.
      Selling, general, and administrative expenses as a percentage of revenues decreased to 27% in 1997 from 30% in 1996, primarily due to the inclusion of lower selling expenses as a percentage of revenues at NESLAB, which totaled 18% and, to a lesser extent, lower selling, general, and administrative expenses at Gould as a result of ongoing expense reductions, including restructuring charges taken in 1997 that reduced employee cost levels at that subsidiary (Note 4).
These improvements were offset in part by the inclusion of higher selling, general, and administrative expenses as a percentage of revenues at PSI and a higher relative expense level at NORAN primarily due to lower revenues.
      Research and development expenses increased to $17.3 million in 1997 from $12.9 million in 1996, primarily due to the inclusion of $5.8 million of expenses at acquired businesses, offset in part by overall reduced research and development spending levels at the Company's existing operations.
      The Company recorded restructuring charges of $1.0 million in both 1997 and 1996, primarily related to severance costs incurred by the Test and Measurement segment's Gould subsidiary (Note 4). These actions consisted of staff reductions across all functions in response to lower sales volume at this business. The 1997 actions commenced in June 1997 and were completed in February
1998. The 1996 actions commenced in September 1996 and were completed by April
1997. The restructuring charges in both periods represent cash costs. Of the 1997 charges, $0.7 million was paid in 1997 and the remainder was paid in 1998.
Of the 1996 charges, $14,000 was paid in 1996 and the remainder was paid in 1997. The 1997 and 1996 restructuring actions resulted in lower annual payroll costs of approximately $2.0 million and $1.5 million, respectively.
      Other nonrecurring income in 1997 represents the sale of the Company's
Linac business to SteriGenics for $5.0 million in cash and 109,607 shares of SteriGenics common stock valued at $2.1 million. The Linac business, which had revenues and operating income in 1997 of $3.7 million and $1.2 million, respectively, is an electron beam radiation business that offers contract sterilization services. Other nonrecurring income in 1996 represents a settlement with the prior owner of Gould, for costs incurred by Gould in connection with its Acqulab product line (Note 3).
      Interest income decreased to $0.7 million in 1997 from $0.9 million in 1996 due to lower average invested cash balances as a result of cash used to partially fund the acquisitions of the Kevex businesses, which was paid to Thermo Instrument in August 1996, and the acquisition of PSI in March 1997.
Interest expense, related party, increased to $4.2 million in 1997 from $0.8 million in 1996 due to borrowings from Thermo Electron to fund acquisitions
(Note 8).
      The effective tax rate was 44% in 1997, compared with 39% in 1996. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies for certain of the Company's acquisitions and, in 1997, the inability to benefit losses at certain of the Company's foreign subsidiaries. The increase in the effective tax rate in 1997 was due to the impact of nondeductible amortization of cost in excess of net assets of acquired companies from the acquisitions of NESLAB and PSI and increased losses at certain of the Company's foreign subsidiaries that were not benefited.

Liquidity and Capital Resources

      The Company had negative working capital of $2.3 million at January 2, 1999, compared with working capital of $53.5 million at January 3, 1998.
Included in working capital are cash and cash equivalents of $20.1 million at January 2, 1999, compared with $22.8 million at January 3, 1998. Also reflected in working capital are notes payable to Thermo Electron of $60.0 million at January 2, 1999, compared with $15.0 million at January 3, 1998. In July 1999, the Company repaid its $5.0 million promissory note owed to Thermo Electron, and Thermo Electron extended the maturity of the Company's $45.0 million promissory note to December 1999. The promissory note bears interest at the 30-day Dealer
Commercial Paper Rate, plus 150 basis points, set at the beginning of each month.

Liquidity and Capital Resources (continued)

      Net cash provided by operating activities was $21.1 million in 1998. A decrease in accounts receivable provided $3.6 million of cash and a decrease in accounts payable used $2.0 million of cash, primarily due to the decline in revenues and corresponding decline in purchases as result of the downturn in the semiconductor industry. A decrease in inventories, primarily at the Test and Measurement segment, provided $3.3 million due to lower sales volume. Other current liabilities provided $3.8 million, primarily due to restructuring costs that were not paid by the end of 1998. Increases in amounts due to affiliates provided $3.0 million as a result of the timing of payments at year-end. As of January 2, 1999, the Company had $2.5 million of accrued restructuring costs, of which $1.5 million was paid in the first six months of 1999. The Company expects that the balance will be paid over the remainder of 1999.
      The Company's investing activities used $4.7 million of cash in 1998. The
Company used $7.9 million, net of cash acquired, for the acquisition of TopoMetrix and received $0.8 million of cash from the sale of a product line
(Note 3) and $2.1 million from the sale of property, plant, and equipment, primarily from the sale of a building by Gould. During 1998, the Company expended $2.2 million for the purchase of property, plant, and equipment. The
Company sold its shares of SteriGenics common stock for $2.8 million during 1998
(Note 3). The Company plans to expend approximately $4 million for the purchase of property, plant, and equipment in 1999.
      During 1998, the Company's financing activities consisted primarily of the repayment of $15.0 million of long-term obligations to Thermo Electron. In March
1999, the Company paid $10.0 million of obligations to Thermo Electron.
      The Company generally expects to have positive cash flow from its existing operations. Although the Company does not presently intend to actively seek to acquire additional businesses in the near future, it may acquire one or more complementary businesses if they are presented to the Company on terms the Company believes to be attractive. Such acquisitions may require significant amounts of cash. The Company expects that it would seek to finance any such acquisitions through a combination of internal funds and/or short-term borrowings from Thermo Instrument or Thermo Electron, although it has no agreement with these companies to ensure that any additional funds will be available on acceptable terms or at all. Thermo Electron has indicated that it will seek repayment from the Company of its $45.0 million note, the maturity of which was extended by Thermo Electron to December 1999, only to the extent the Company's cash flow permits such repayment. Accordingly, the Company believes that its existing resources and cash provided by operations are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

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

Market Risk (continued)

Interest Rates
      The Company's cash and cash equivalents and certain long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in interest income and expense due to the difference between the current interest rates on these financial instruments and the variable rate that these financial instruments may adjust to in the future.

Year 2000

      The following information constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act. The Company continues to assess the potential impact of the year 2000 date recognition issue on the Company's internal business systems, products, and operations. The
Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, if necessary, for the Company's current products and certain discontinued products; (iii) assessing the year 2000 readiness of its key suppliers and vendors to determine their year 2000 compliance status; and (iv) developing a contingency plan.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and non-information technology systems will be ready for the year 2000. In the first phase of the program, the Company tested and evaluated critical information technology systems and non-information technology systems for year 2000 compliance, which efforts included testing and evaluating its significant computer systems, software applications, and related equipment for year 2000 compliance, and testing the year 2000 readiness of its manufacturing, utility, and telecommunications systems at its critical facilities. In phase two of its program, any material noncompliant information technology systems or non-information technology systems that were identified during phase one were prioritized and remediated. In many cases, upgrades or replacements were made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. The Company believes that all of its material information technology systems and critical non-information technology systems are currently year 2000 compliant.
      The Company has also implemented a compliance program to test and evaluate the year 2000 readiness of the material products that it currently manufactures and sells. The Company believes that all of such material products are year 2000 compliant. However, as many of the Company's products are complex, interact with or incorporate third-party products, and operate on computer systems that are not under the Company's control, there can be no assurance that the Company has identified all of the year 2000 problems with its current products. The Company believes that certain of its older products, which it no longer manufactures or sells, may not be year 2000 compliant. The Company is continuing to test and evaluate such products. The Company is focusing its efforts on products that are still under warranty and/or are early in their expected life. The Company is offering upgrades and/or identifying potential solutions where reasonably practicable.
      The Company has also identified and assessed the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company developed and distributed questionnaires relating to year 2000 compliance to its significant suppliers and vendors. The Company followed up with its significant suppliers and vendors that did not respond to the Company's questionnaires. The Company has completed the majority of its assessment of third party risk.

Year 2000 (continued)

Contingency Plan
      The Company has developed a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems.
This plan includes identifying and securing other suppliers, increasing inventories, and modifying production facilities and schedules. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, products, and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required.

Estimated Costs to Address the Company's Year 2000 Issues
      To date, costs incurred in connection with the year 2000 issue have not been material. The Company does not expect total year 2000 remediation costs to be material, but there can be no assurance that the Company will not encounter unexpected costs or delays in achieving year 2000 compliance. Year 2000 costs are, and will continue to be, funded from working capital. All internal costs and related external costs, other than capital additions, related to year 2000 remediation have been and will continue to be expensed as incurred. The Company does not track the internal costs incurred for its year 2000 compliance project.
Such costs are principally the related payroll costs for its information systems group.

Reasonably Likely Worst Case Scenario
      At this point in time, the Company is not able to determine the most reasonably likely worst case scenario to result from the year 2000 issue. One possible worst case scenario would be that certain of the Company's material suppliers or vendors experience business disruptions due to the year 2000 issue and are unable to provide materials and services to the Company on time. The
Company's operations could be delayed or temporarily shut down, and it could be unable to meet its obligations to customers in a timely fashion. The Company's business, operations, and financial condition could be adversely affected in amounts that cannot be reasonably estimated at this time. If the Company believes that any of its key suppliers or vendors may not be year 2000 compliant, it will seek to identify and secure other suppliers or vendors as part of its contingency plan.

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




                           Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in the remainder of 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Dependence on Semiconductor Industry; Industry Volatility. A significant portion of the Company's total revenues, primarily in its Imaging and Inspection and Temperature Control businesses, is attributable to the sale of products and related services to customers in the semiconductor industry. The semiconductor industry has historically been cyclical and is characterized by sudden and sharp changes in supply and demand. Demand for the Company's products and services within the semiconductor industry is dependent upon, among other things, the level of capital spending by semiconductor companies. The semiconductor industry has been experiencing weakness in demand for its products as a result of the economic crisis in Asia, excess manufacturing capacity, and slowdowns in sales of high-end personal computers. Many semiconductor manufacturers delayed construction or expansion of their production facilities in response to the foregoing conditions. The slowdown in semiconductor activity began to affect demand for the Company's products in the second quarter of 1998. During the first six months of 1999, the semiconductor industry has shown some increased activity, but not to the levels experienced prior to this most recent slowdown.
Continued fluctuation in the semiconductor industry could have a significant adverse effect upon the demand for the Company's products and related services, which would materially adversely affect the Company's business and future results of operations.

      Possible Adverse Impact of Significant International Operations. The
Company expects that international sales will continue to represent a significant portion of its revenues. In 1998, international sales accounted for approximately half of the Company's total revenues. These sales carry a number of inherent risks, including risks associated with currency exchange, tariffs and other potential trade barriers, potentially reduced protection for intellectual property, the impact of recessionary environments in economies outside the United States, and generally longer receivable collection patterns.
In addition, exports to the Far East represented 15% of total revenues in 1998.
Exports to Japan represented 7% of total revenues and exports to Taiwan, South
Korea, and Singapore, collectively, represented 3% of total revenues. Asia is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The
Company's sales to Asia have been, and are expected to continue to be, adversely affected by the unstable economic conditions in that region. Additionally, certain of the Company's customers located outside of the Asian region could be adversely affected by the unstable economic conditions in Asia.

      Uncertainty of Growth. Certain of the markets in which the Company competes have been flat or declining over the past several years. The Company has identified a number of strategies it believes will allow it to grow its business, including acquiring complementary businesses, developing new applications for its technologies, and strengthening its presence in selected geographic markets. No assurance can be given that the Company will be able to successfully implement these strategies, or that these strategies will result in growth of the Company's business.

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

      Risks Associated with Protection, Defense, and Use of Intellectual
Property. The Company holds many patents relating to various aspects of its products, and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that patents will issue from any pending or future patent applications owned by or licensed to the Company or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology and, in the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company has received correspondence alleging that certain of its products infringe patents owned by third parties, though no lawsuits have been filed. The Company may need to acquire licenses to, or contest the validity of, these or any other such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest. In addition, if any such competitor were successful in enforcing such patents, the Company could be subject to damages and enjoined from manufacturing and selling any related products. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected. Further, the laws of some jurisdictions do not protect the Company's proprietary rights to the same extent as the laws of the United States and there can be no assurance that the available protections will be adequate. In addition, the Company relies on trade secrets and proprietary know-how that it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants.
There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

      Risks Associated with Cash Management Arrangement with Thermo Electron.
The Company participates in a cash management arrangement with Thermo Electron.
Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least
50% of all funds invested under the cash management arrangement by all Thermo
Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo

Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secured creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended January
2, 1999, as amended, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to the Investor Relations Department, ThermoSpectra Corporation, 81 Wyman Street, P.O. Box 9046, Waltham,
Massachusetts 02454-9046.

Annual Meeting
      The annual meeting of shareholders was held on Thursday, May 27, 1999, at 11 a.m. at The Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.

